Exhibit 99.1

Annual Report 2018

March 13, 2019

Thomson Reuters Annual Report 2018

Information in this annual report is provided as of March 1, 2019, unless otherwise indicated.

Certain statements in this annual report are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of this annual report as well as in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this annual report. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

The following terms in this annual report have the following meanings, unless otherwise indicated:

•	“Thomson Reuters,” “we,” “us” and “our” each refers to Thomson Reuters Corporation and its consolidated subsidiaries, unless the context otherwise requires;

•	“Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it; and

•	“$,” “US$” or “dollars” are to U.S. dollars.

When we refer to our performance before the impact of foreign currency (or at “constant currency”), we mean that we apply the same foreign currency exchange rates to the financial results of the current and equivalent prior period. We believe this provides the best basis to measure the performance of our business as it allows better comparability of our business trends from period to period.

Non-International Financial Reporting Standards (IFRS) financial measures are defined and reconciled to the most directly comparable IFRS measures in the “Management’s Discussion and Analysis” section of this annual report.

For information regarding our disclosure requirements under applicable Canadian and U.S. laws and regulations, please see the “Cross Reference Tables” section of this annual report.

Information contained on our website or any other websites identified in this annual report is not part of this annual report. All website addresses listed in this annual report are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this annual report are the property of Thomson Reuters.

Thomson Reuters Annual Report 2018

Thomson Reuters Annual Report 2018

Business

Overview

Thomson Reuters is a leading provider of news and information-based tools to professionals. Our worldwide network of journalists and specialist editors keep customers up to speed on global developments, with a particular focus on legal, regulatory and tax changes. Thomson Reuters shares are listed on the Toronto Stock Exchange and New York Stock Exchange (symbol: TRI). Our website is www.thomsonreuters.com.

2018 was a watershed year for our company. In October, we sold 55% of our Financial & Risk (F&R) business to private equity funds managed by Blackstone for approximately $17 billion and retained a 45% interest in the new company, which is now known as Refinitiv. We restructured our remaining business into new customer-focused segments and repositioned our business for growth. Our new structure moves decision making closer to the customer and allows us to serve our customers better with our full suite of offerings.

We are currently organized in five reportable segments supported by a corporate center:

Legal Professionals

Serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates Serves our corporate customers, including the seven largest global accounting firms, with our full suite of offerings across legal, tax, regulatory and compliance functions.

Tax Professionals

Serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by our Corporates segment) as well as governmental taxing authorities with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News Provides real-time, multi-media news and information services to newspapers, television and cable networks, radio stations and websites around the globe, as well as to Refinitiv.
Global Print Provides legal and tax information primarily in print format to customers around the world.

Our corporate center centrally manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development. Our corporate center also centrally manages functions such as finance, legal and human resources.

Thomson Reuters Annual Report 2018

Business Model and Key Operating Characteristics

We derive most of our revenues from selling information and software solutions, primarily electronically and on a recurring, subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world.

Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments. Some of our key business and operating characteristics are:

Attractive Industry • Customer segments operate in an estimated $32 billion market segment which we estimate grew mid-single digits in 2018

Balanced and Diversified Leadership

•    A leader in key Legal Professionals, Corporates and Tax Professionals market segments

•    Products and services tailored for professionals

•    Deep broad industry knowledge

•    Distinct core customer group revenues

•    Geographical diversity

•    Largest customer is approximately 1% of revenues

	Attractive Business Model • 75% of revenues are recurring • 87% of revenues are delivered electronically or as software as a service • Strong consistent cash generation capabilities	Strong Competitive Positioning • Proprietary databases and deeply embedded workflow tools and analytics • Technology and operating platforms built to address the global marketplace

Disciplined Financial Policies

•    Focused on free cash flow growth

•   Balance investing in business and returning capital to shareholders

•    Commitment to maintaining investment grade rating with stable capital structure

•    $2 billion investment fund to bolster positions in key growth areas or to repurchase shares

All revenue information reflected above is based on our 2018 full-year results.

Thomson Reuters Annual Report 2018

2018 Performance Highlights

In 2018, our most significant accomplishment was the sale of a 55% interest in our F&R business for approximately $17 billion. Additional information about the transaction is provided in the management’s discussion and analysis section of this annual report. Below are financial highlights of our results for the year ended December 31, 2018.

	Year ended December 31,
			Change
(millions of U.S. dollars, except per share amounts and margins)	2018	2017	Total	Constant Currency

IFRS Financial Measures

Revenues	5,501	5,297	4%

Operating profit	780	1,034	(25%)

Diluted EPS (includes discontinued operations)	$5.91	$1.94	205%

Cash flow from operations (includes discontinued operations)	$2,062	$2,029	2%

Non-IFRS Financial Measures(1)

Revenues	5,501	5,297	4%	4%

Adjusted EBITDA	1,365	1,591	(14%)	(15%)

Adjusted EBITDA margin	24.8%	30.0%	(520)bp	(560)bp

Adjusted EPS	$0.75	$0.94	(20%)	(22%)

Free cash flow (includes discontinued operations)	$1,107	$1,032	7%

(1) Refer to Appendix A of the management’s discussion and analysis section of this annual report for additional information on non-IFRS financial measures.

We met or exceeded each of the performance metrics in our external financial outlook, which was originally communicated in May and updated in November. The table below compares our actual performance to the updated outlook:

Non-IFRS Financial Measures(1)	2018 Outlook(2)	2018 Actual Performance (in constant currency(2))
Revenues	Low single digit growth (excludes fourth quarter 2018 revenues within Reuters News from Refinitiv following the closing of the F&R transaction)	2.5%
Adjusted EBITDA	Approximately $1.3 billion including the Corporate costs referred to below	$1.3 billion
Total Corporate costs	Between $500 million and $600 million (including stranded costs and investments to reposition our company following the closing of the F&R transaction)	$499 million(3)
Depreciation and amortization of computer software	Between $500 million and $525 million	$510 million
Capital expenditures, as a percentage of revenues	Approximately 10% of revenues	Approximately 10%
Effective tax rate on adjusted earnings	Between 17% and 19%	15%

(1)  Please refer to Appendix A of the management’s discussion and analysis section of this annual report for additional information on non-IFRS financial measures.

(2) Our 2018 Outlook and 2018 actual performance were measured at constant currency rates relative to 2017. Please refer to Appendix B of the management’s discussion and analysis section of this annual report for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

(3) Corporate costs at actual rates include expenses of $466 million that are part of adjusted EBITDA and $33 million of capital spending, which is not part of adjusted EBITDA.

Thomson Reuters Annual Report 2018

Our Strategy

Our strategy is to be the premier global provider of the most trusted, must-have decision support tools and workflow solutions to professionals in information-intensive and highly regulated businesses. We operate at the fast-changing intersection of regulation and commerce, where intelligence, technology and human expertise are required to achieve success in the digital economy. Our customers’ worlds are becoming more complex, time pressured and economically constrained and they require more knowledge to serve their own customers and better tools to help them make the most of their time. While our customers continue to require our trusted content, artificial intelligence (AI) and the cloud are increasingly enabling software and other solutions to automate or manage professional workflows which drive productivity. Our strategy currently focuses on the following five priorities:

Deliver Higher Revenue Growth

We are focused on accelerating revenue growth, both organically and inorganically. Our new customer segments are aligned around the customer, allowing us to concentrate on the customer experience and offer full value propositions to address the needs of each customer. We believe that this model will allow us to sell more to existing customers, while also attracting and acquiring new customers that are looking for comprehensive solutions. Our growth strategy also includes providing more software and solutions to our customers.

Create a More Customer-Focused Operating Model

We are refining our focus on customers by developing clearer, more cohesive and more distinctive solutions in each of our new segments. We are also pursuing opportunities to enhance our go-to-market capabilities, which are focused on customer experience and our sales and service practices. Our customers are faced with a rapidly evolving global regulatory framework, fast-paced technological change and new business models that demand efficiency. Many of our customers do not have the financial, technological or human capital, ownership structure or the motivation to build and maintain their own systems. We believe that our subject matter expertise, positioning, brand and scale are strengths that will drive customers to partner with our company for solutions that are tailored to their workflows and designed to help make their operations more efficient.

Serve Customers through Digital Channels

We are increasing investments in our digital platforms and propositions to provide a more robust and seamless end-to-end digital customer experience. By improving our digital capabilities, we believe that more customers will find, buy and obtain support for our products online. We believe that an improved digital platform will also allow us to reach our smaller customers in a more cost-effective manner and improve overall customer retention.

Simplify our Company

We continue to simplify our business by reducing the number of products in our business, headcount and physical office locations. We also continue to simplify commercial relationships, with a focus on streamlining contracts, policies and product offerings. We are also focused on efficiently exiting transition services agreements to complete the separation of Thomson Reuters and Refinitiv.

Invest in our People

We appointed several new leaders in 2018. Our current leadership team exhibits commercial acumen and customer-centricity that we are modeling across the organization. We are building a flatter organization with fewer management layers, ensuring less distance between leadership and our customers. We believe that the strength of our people will be core to our success and will allow us to differentiate ourselves from our competitors. We continue to focus on effectively recruiting, developing, deploying and unlocking the potential of our talent.

Thomson Reuters Annual Report 2018

Three-Year History

•

2016 – We created a new enterprise, technology and operations group to drive the continued transformation of our company into a more integrated business. This group centralized more than 10 functions (most notably, our technology functions, operations centers, real estate and sourcing) into a single enterprise team. We completed the sale of our Intellectual Property & Science business for $3.55 billion in gross proceeds. We expanded our Canadian operations by creating a new Technology Centre in downtown Toronto, Ontario.

•

2017 – As part of our growing investment in Canadian talent and innovation, our Chief Executive Officer and Chief Financial Officer relocated to Toronto. We also continued to focus on our transformation program, including closing additional data centers, while pursuing numerous initiatives to transform customer experience. During the latter part of 2017, we began looking at potential strategic alternatives for the F&R business.

•

2018 – In January, we signed a definitive agreement to sell a 55% interest in our F&R business (now known as Refinitiv) to private equity funds managed by Blackstone for approximately $17 billion. The transaction closed in October and we subsequently returned $10 billion of the proceeds to our shareholders. We intend to use approximately $2 billion of the proceeds of the F&R transaction to fund strategic, targeted acquisitions to bolster our positions in key growth segments of our Legal Professionals, Corporates and Tax Professionals businesses or for share repurchases. As further discussed in the management’s discussion and analysis section of this annual report, the F&R transaction strengthened our capital structure and improved our financial flexibility. During 2018, we also transitioned from a product-centric structure to a customer-centric structure and remapped our business units into the new segments.

Customer Segments

In 2018, we completed our transition from a product-centric structure to a customer-focused structure organized into five reportable customer segments: Legal Professionals, Corporates, Tax Professionals, Reuters News and Global Print. This new structure allows us to focus on the customer and partner with them to solve challenges that they face in their businesses. For additional information about the results of operations of our customer segments, please see the management’s discussion and analysis section of this annual report.

Legal Professionals

Our Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics. The following provides a summary of Legal Professionals’ 2018 revenues by type of customer.

Legal Professionals’ primary global competitors are LexisNexis (which is owned by RELX Group) and Wolters Kluwer. Legal Professionals also competes with Bloomberg BNA and other companies that provide legal and regulatory information, as well as Aderant and other companies that provide practice and matter management software. Legal Professionals also competes with client development providers and other service providers and start-ups that support legal professionals.

Thomson Reuters Annual Report 2018

Corporates

Our Corporates segment serves our corporate customers, including the seven largest global accounting firms, with our full suite of offerings across legal, tax and regulatory and compliance functions. The following provides a summary of Corporates’ 2018 revenues by type of customer.

Corporates’ primary global competitors are Wolters Kluwer, Bloomberg, LexisNexis and MetricStream. Corporates also competes with focused software providers such as Avalara and MitraTech, and at times with large technology companies such as SAP and Oracle, as well as the largest global accounting firms.

Tax Professionals

Our Tax Professionals segment serves tax, accounting and audit professionals in accounting firms (other than the largest seven, which are served by our Corporates segment) as well as governmental taxing authorities, focusing on intuitive tax offerings and automating tax workflows. The following provides a summary of Tax Professionals’ 2018 revenues by type of customer.

Tax Professionals’ primary competitor across all customer segments is the CCH business of Wolters Kluwer. Other competitors include Bloomberg BNA in tax research, Intuit, Drake Software, CaseWare, Sage and Xero in professional software and services, and Tyler Technologies in government. Tax Professionals also competes with software disruptors such as Karbon, Canopy and Liscio.

Reuters News

Reuters is the world’s largest international multimedia news provider, reaching billions of people every day. It provides trusted business, financial, national and international news to professionals through desktop terminals, the world’s media organizations and directly to consumers via www.reuters.com and Reuters TV. In 2018, Reuters delivered more than 2 million unique news stories, 1.4 million news alerts, 770,000 pictures and images and 117,000 video stories.

Founded 167 years ago and powered by nearly 2,500 journalists around the world, Reuters News has a reputation for speed, impartiality and insight. Reuters is dedicated to upholding the Thomson Reuters Trust Principles and preserving independence, integrity and freedom from bias in the gathering and dissemination of news. For more information on the Thomson Reuters Trust Principles, please see the “Additional Information – Material Contracts – Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company” section of this annual report.

Reuters’ primary competitors include the Associated Press, Agence France-Presse, Getty and Bloomberg.

Thomson Reuters Annual Report 2018

Global Print

Global Print is a leading provider of critical information in print relied on by legal and tax professionals, government (including federal, state, and local government lawyers and judges), law schools and corporations. The business serves customers in the United States, Canada, the United Kingdom, Europe, Australia, Asia and Latin America, as well as some emerging markets. Global Print’s primary global competitors are LexisNexis and Wolters Kluwer.

Key Brands

Our new customer-centric structure enables us to have broader conversations with our customers, with a more cohesive go-to-market approach. We believe that this focus will create opportunities to cross sell more of our products and services across their organizations, increase sales to existing customers, improve retention, and attract new customers. The following table provides information about our key brands and the target customer for each brand.

Brand	Type of Product/Service	Legal Professionals	Corporates	Tax Professionals
Westlaw Westlaw Edge (U.S.) Sweet & Maxwell (UK) Aranzadi (Spain) La Ley (Argentina)

Legal, regulatory and compliance information-based products and services.

Thomson Reuters Westlaw is our primary online legal research delivery platform. Westlaw offers authoritative content, powerful search functionality and research organization, team collaboration features, and navigation tools to find and share specific points of law and search for analytical commentary.

Localized versions of online legal research services are provided in Argentina, Australia, Brazil, Canada, Chile, China, France, Hong Kong, India, Ireland, Japan, Malaysia, New Zealand, Paraguay, Peru, Singapore, South Korea, Spain, the United Kingdom, Uruguay and other countries. Through Westlaw International, we offer our online products and services to customers in markets where we do not offer a fully localized Westlaw service.

Practical Law Practical Law Connect	Legal know-how, current awareness and workflow tools with embedded guidance from expert practitioners. Practice notes, standard documents, checklists and What’s Market tools cover a wide variety of practice areas such as commercial, corporate, labor and employment, intellectual property, finance and litigation. Practical Law currently has offerings in the United Kingdom, United States, Canada, Australia and China.
CLEAR PeopleMap	Public and proprietary records about individuals and companies with tools for immediately usable results.
Checkpoint	Integrated tax information solution that addresses market disruption through integrated research, editorial insight, workflow productivity tools, online learning and news updates, along with intelligent links to related content and software.
FindLaw	Online legal directory, website creation and hosting services, law firm marketing solutions and peer rating services.

Thomson Reuters Annual Report 2018

Brand	Type of Product/Service	Legal Professionals	Corporates	Tax Professionals
Elite 3E ProLaw Legal One Firm Central	Suites of integrated software applications that assist with business management functions, including financial and practice management, matter management, document and email management, accounting and billing, timekeeping and records management.
Legal Tracker	Online spend and matter management, e-billing, legal analytics services, and document storage, search, retrieval.
eDiscovery Point Legal Managed Services	Electronic discovery software solution and outsourced legal services, including managed discovery, document review, financial trade documentation and regulatory change management.
Regulatory Intelligence	Information and software products that provide a single source for regulatory news, analysis, rules and developments, with global coverage of more than 400 regulators and exchanges.
Compliance Learning	Training programs that assist in changing behavior and supporting a culture of integrity and compliance.
ONESOURCE	Comprehensive global tax compliance solution with local, country-specific focus to manage a company’s entire tax lifecycle, including for tax planning, indirect tax, tax provision, tax compliance, transfer pricing, trade and customs, tax information reporting, trust, property, and overall tax workflow management and data management.
CS Professional Suite	Scalable, integrated suite of desktop and online software applications that encompass key aspects of a professional accounting firm’s operations, from collecting customer data and posting finished tax returns to the overall management of the accounting practice.
Onvio	International suite of cloud-based products that bring aspects of accounting firm operations into a single, accessible online platform, including for document management, file sharing and collaboration, time and billing, workpaper management and project management.
Aumentum	Integrated software solution for governments to manage the entire property lifecycle in order to simplify property tax functions and improve services to taxpayers.

Refinitiv Strategic Partnership

In October 2018, we sold a 55% interest in our former F&R business to private equity funds managed by Blackstone for approximately $17 billion and retained a 45% interest in the new company, which is now known as Refinitiv. An affiliate of Canada Pension Plan Investment Board and an affiliate of GIC invested alongside Blackstone. Additional information about the transaction and the Refinitiv partnership is provided in the management’s discussion and analysis section of this annual report.

Refinitiv is one of the world’s largest providers of financial markets data and infrastructure. It provides leading data and insights, trading platforms and open data and technology platforms that connect a thriving global financial markets community - driving performance in trading, investment, wealth management, regulatory compliance, market data management, enterprise risk and fighting financial crime.

Refinitiv competes with a wide range of large and specialist providers including Bloomberg, FactSet, S&P Global (including its Capital IQ business), FIS, ICE Data Services, Telekurs, Dow Jones and large IT vendors, such as IBM.

Thomson Reuters Annual Report 2018

Additional Business Information

Corporate

Our corporate center seeks to foster a group-wide approach to management while allowing our business segments sufficient operational flexibility to serve their customers effectively. The corporate center’s primary areas of focus are strategy, capital allocation, technology operations and infrastructure and talent management. The corporate center is also responsible for overall direction on communications, investor relations, tax, accounting, finance, treasury and legal, and administers human resources services, such as employee compensation, benefits administration, share plans and training and development.

Our Operations & Enablement group unifies more than 10 core functions (most notably, our technology functions, operations centers, real estate and sourcing) into a single enterprise team. We believe that Operations & Enablement continues to provide us with a greater opportunity to accelerate our progress on scale and growth initiatives and allows us to sharpen our focus on allocating resources to our growth priorities.

Technology

We believe we can make information more relevant, more personal and deliver it faster to our customers through the smart use of technology. By using shared platforms and working across our businesses, we are making our data more accessible and valuable for our customers, no matter how they access it. We are increasingly shifting more of our software from being on-premise installations to software-as-a-service (SaaS) or cloud-based offerings that provide customers with access through the Internet.

We believe that we are continually transforming our content, products, services and company to better meet our customers’ needs. We also continue to focus on securing our customer data and global systems as we implement and enhance our security programs.

Our Technology group is a unified enterprise made up of all our development, operations, content platforms, research and innovation teams.

In October 2017, one year after opening our Technology Centre in Toronto, we announced a new long-term facility for the Centre. Once fully staffed, the Centre will house one of Canada’s largest technology hubs dedicated to developing the next generation of products and capabilities for our global customers.

We continue to operate Thomson Reuters Labs facilities to provide us with greater proximity to our customers and partners and to collaborate on data-driven innovation and research. Our Thomson Reuters Lab in Switzerland includes an Incubator program that offers startup companies a physical base and access to our solutions while providing us with greater insight into emerging technologies.

Research and Development

Innovation is essential to our success and is one of our primary bases of competition. Research & Development (R&D), part of Thomson Reuters Labs, performs computer science research and practical development in areas of cognitive computing, including machine learning and AI. This group leads our Centre for AI and Cognitive Computing in Toronto.

Innovation at Thomson Reuters led to the launch of Westlaw Edge in 2018. Westlaw Edge advances legal research by providing legal professionals with the next generation of AI-driven legal search, litigation analytics and sophisticated new research tools to help legal professionals deliver results to their clients faster and more accurately.

Our teams are at the driving edge of how emerging technologies like machine learning, big data, cloud and blockchain can be applied to the distinct challenges of the industries and customers that we serve. We believe that we are uniquely positioned to combine these technologies with the intelligence and human expertise that our customers need to find trusted answers.

Digital Transformation

We have been a pioneer of digital product development for decades. As part of our customer experience transformation, we are creating a more holistic online experience, making it easier for our customers to find, buy and get the most out of our products and interact with Thomson Reuters digitally. In 2018, we improved upon the digital capabilities for some customer renewals and on our MyTR service. We plan to continue investing in further improvements to our digital platforms in 2019.

Thomson Reuters Annual Report 2018

Intellectual Property

Many of our products and services are comprised of information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. Our principal IP assets include patents, trademarks, trade secrets, databases and copyrights in our content. We believe that our IP is sufficient to permit us to carry on our business as presently conducted. We also rely on confidentiality agreements to protect our rights. We continue to apply for and receive patents for our innovative technologies. Additionally, we continue to acquire patents through the acquisition of companies. We also obtain significant content and data through third party licensing arrangements with content providers. We have registered a number of website domain names in connection with our online operations, and protect our trademarks with registrations, where appropriate.

Sales and Marketing

We primarily sell our products and services directly to our customers. In addition, we sell some of our products and services online directly to customers. Focusing more of our marketing and sales efforts on digital platforms and propositions has allowed us to broaden our range of customers and reduce sales and marketing costs. Some of our products and services are also sold through partners and authorized resellers.

Social Impact

Social Impact is an integral part of our corporate culture at Thomson Reuters and shapes our relationship to employees, customers and our communities. Our social impact approach in 2018 encompassed diversity and inclusion, sustainability and community involvement. Looking forward, we are further aligning our social impact work to the core strengths of the company, promoting justice and transparency through trusted information in support of enhanced accountability, strengthened rule of law, and a more equitable world.

Our strategic approach continues to support our commitment to the United Nations Global Compact, which is underpinned by the Thomson Reuters Trust Principles and our Code of Business Conduct and Ethics. Our Supply Chain Ethical Code is designed to ensure that our suppliers and vendors meet a specified set of standards and reflects anti-bribery and anti-corruption legislation. We continue to report on our progress and update on our key focus areas in our social impact report, which we post on www.thomsonreuters.com.

Diversity & Inclusion

To serve our customers and communities, we want to attract and retain the most talented individuals and create an environment where all our people can develop to their full potential. Valuing and promoting diversity and inclusion are key aspects of this objective. A key component of our diversity and inclusion approach is identification, development and advancement of women globally for leadership positions. In 2018, the overall representation of women in senior leadership positions was 36%, just below our goal of 40% by 2020.

Our business resource groups also provide a network of support for other employees and work with the business to enhance professional development, recruitment and retention. In 2018, for the seventh consecutive year, we scored 100% in the Human Rights Campaign Foundation’s Corporate Equality Index, a U.S. national benchmarking survey and report on corporate policies and practices related to lesbian, gay, bisexual and transgender (LGBT) workplace equality. We received similar recognitions in the United Kingdom, Australia and Hong Kong.

Sustainability

We are committed to ongoing measurement and management of our own emissions and environmental impacts and we continue to identify ways to further assess, monitor and improve our carbon footprint. In 2018, in addition to our normal activities, we analyzed the impacts of corporate changes in locations and resource use to pave the way for more robust targets that will build on our carbon commitment in the years to come.

Community Investment

In 2018, our employees continued to invest in their local communities with over 130,000 hours of volunteering time, made possible with the support of our employee-led global volunteer networks. Our matching gifts and volunteer grants programs continue to be cornerstones of our community investment efforts with employees across the company taking part in numerous fundraising and volunteering efforts throughout the year.

Thomson Reuters Annual Report 2018

Thomson Reuters Foundation

The Thomson Reuters Foundation stands for free independent journalism, human rights, women’s empowerment and the rule of law. Leveraging the skills, values and expertise of our company, the Foundation plays a leading role in the global fight against human trafficking and runs a number of programs and initiatives that trigger change and empower people globally: free legal assistance, media development and in-depth coverage of the world’s underreported stories. Additional information on the Foundation can be found at www.trust.org.

Acquisitions and Dispositions

Acquisitions - We have set aside approximately $2 billion from the proceeds of the F&R transaction (discussed earlier in this annual report and below) for future acquisitions. However, if we cannot identify suitable targets in a reasonable timeframe, we may consider using these funds for additional share repurchases.

Our recent acquisitions have been tactical and complemented our existing businesses. We focused on purchasing information or a service that we subsequently integrated into our operations to broaden the range of our offerings. In recent years, we have also targeted some acquisitions on broadening our product and service offerings in higher growth market segments and executing our global growth strategy, particularly in rapidly developing economies. In November 2018, we acquired Integration Point, a global trade management business.

Dispositions - As part of our continuing strategy to optimize our portfolio of businesses and ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, we have sold a number of businesses during the last several years. As discussed earlier in this annual report, we sold 55% of our former F&R business in October 2018 to private equity funds managed by Blackstone for approximately $17 billion and retained a 45% interest in the new company, which is now known as Refinitiv. Additional information about the partnership is provided in the management’s discussion and analysis section of this annual report.

For more information on acquisitions and dispositions that we made in the last two years, please see the management’s discussion and analysis section of this annual report.

Employees

The following table sets forth information about our employees as of December 31, 2018.

By Region
Americas	16,800
Asia Pacific	5,500
Europe, Middle East and Africa (EMEA)	3,500
By Unit
Legal Professionals	4,800
Corporates	3,400
Tax Professionals	1,900
Global Print	500
Reuters News	2,700
Operations & Enablement	7,300
Corporate Center (Enabling Functions)	2,200
Other(1)	3,000
Thomson Reuters	25,800

(1) Reflects employees in our Latin America, Asia and Emerging Markets and Government businesses.

Thomson Reuters Annual Report 2018

We believe that we generally have good relations with our employees, unions and work councils, although we have had disputes from time to time with the various unions that represent some of our employees. Our senior management team is committed to maintaining good relations with our employees, unions and works councils.

Properties and Facilities

We own and lease office space and facilities around the world to support our businesses. We believe that our properties are in good condition and are adequate and suitable for our present purposes. The following table provides summary information about our principal properties as of December 31, 2018.

Facility	Approx. Sq. Ft.	Owned/Leased	Principal Use
610 Opperman Drive, Eagan, Minnesota, United States	2,792,000	Owned	Legal Professionals headquarters and operating facilities
2395 Midway Road, Carrollton, Texas, United States	409,150	Owned	Tax Professionals and Corporates headquarters and operating facilities
6300 Interfirst Drive, Ann Arbor, Michigan, United States	247,250	Owned	Tax Professionals operating facility
3 Times Square, New York, New York, United States	124,000	Owned/subleased(1)	Corporates and Reuters News operating facility
333 Bay Street, Toronto, Ontario, Canada	59,250(2)	Leased	Thomson Reuters headquarters and Legal Professionals operating facilities
Landis & Gyr 3, Zug, Switzerland	50,250	Leased	Corporate center office

(1)	The landlord (3XSQ Associates) is an entity owned by one of our subsidiaries and Rudin Times Square Associates LLC. 3XSQ Associates was formed to build and operate the 3 Times Square property. Our ownership interest in this property was retained in connection with the F&R transaction and the primary lease (which covers approximately 690,000 sq. ft.) was transferred to Refinitiv. We are utilizing approximately 124,000 sq. ft. from Refinitiv.
(2)	Represents our net occupied area. Our main lease is for 86,250 sq. ft. and we subleased 22,000 sq. ft. to Refinitiv and 5,000 sq. ft. to a third party.

Thomson Reuters Annual Report 2018

Risk Factors

The risks and uncertainties below represent the risks that our management believes are material. If any of the events or developments discussed below actually occurs, our business, financial condition or results of operations could be adversely affected. Other factors not presently known to us or that we presently believe are not material could also affect our future business and operations.

We may be adversely affected by uncertainty, downturns and changes in the markets that we serve, in particular in the legal, tax and accounting industries.

We operate in a dynamic external environment that is rapidly shifting due to innovation in technology, evolving and increasing global regulation, information proliferation and a generation of new users. While we believe that we operate in attractive market segments, our performance depends on the financial health and strength of our customers, which in turn is primarily dependent on the general economy in the United States (77% of our 2018 revenues) and secondarily on the general economies in Europe, Asia Pacific, Canada and Latin America.

In 2018, the economic environment for our core businesses continued to be challenging, which was similar to that experienced in recent years. The momentum and pace of growth continued to be unequal around the world, as advances in some regions were offset by weaknesses in others. Uncertainty in global economic and market conditions, including those related to the U.K.’s plan to leave the European Union (Brexit) and actions of the U.S. federal government, continued to cause disruptions and volatility worldwide.

In 2018, we derived 80% of our revenues from our Legal Professionals, Corporates and Tax Professionals businesses, which primarily serve professionals in the legal, tax and accounting industries. Global uncertainty and changing economic conditions continue to impact these industries. Power continues to shift from law firms to their corporate customers. Larger law firms in particular continue to be challenged in their efforts to increase revenue growth as corporate counsels limit increases in billing rates and hours, keep more work in-house and insist on increased transparency and efficiency from law firms. This has caused a number of law firms to increase their focus on increasing efficiency and reducing costs (including spending on legal and compliance research). Technology is also changing how legal, tax and accounting professionals work and the evolving regulatory landscape is enabling new types of services, which can benefit our Legal Professionals, Corporates and Tax Professionals segments. While we have been allocating greater amounts of capital to our solutions offerings across the Legal Professionals, Corporates and Tax Professionals segments that we believe present the highest growth opportunities, a future decline in U.S. online revenues associated with these segments could adversely affect our profitability and cash flows.

Cost-cutting, reduced spending or reduced activity by any of our customer segments may decrease demand for, and usage of, some of our products and services. This could adversely affect our financial results by reducing our revenues, which could in turn reduce the profitability of some of our products and services. Cost-cutting by customers has also caused us to further simplify our organization and take additional steps beyond those we might otherwise take to optimize our own cost structure as a means to maintain or improve profitability.

As expected, Global Print (13% of our 2018 revenues) experienced a 3% revenue decline (in constant currency) in 2018, as customers continued to migrate from traditional print formats to digital solutions. An accelerated decline in Global Print revenues could adversely affect our profitability (as Global Print has higher margins than our overall business) as well as our cash flows.

Thomson Reuters Annual Report 2018

We operate in highly competitive markets and may be adversely affected by this competition.

The markets for our information, software, services and news are highly competitive and are subject to rapid technological changes and evolving customer demands and needs. As the competitive landscape changes, our customers increasingly look to us to help them take action by combining information, technology and human expertise to provide trusted answers.

•

Many of our principal competitors are established companies that have substantial financial resources, recognized brands, technological expertise and market experience and these competitors sometimes have more established positions in certain product segments and geographic regions than we do. Some larger companies that compete with us, such as enterprise resource planning (ERPs) companies, have large installed customer bases.

•

We also compete with smaller and sometimes newer companies, some of which seek to differentiate themselves from the breadth of our offerings by being specialized, with a narrower focus than our company. As a result, they may be able to adopt new or emerging technologies, including AI and analytic capabilities, or address customer requirements more quickly than we can. New and emerging technologies can also have the impact of allowing start-up companies to enter the market more quickly than they would have been able to in the past.

•

We may also face increased competition from Internet service companies and search providers that could pose a threat to some of our businesses by providing more in-depth offerings, adapting their products and services to meet the demands of their customers or combining with one of their traditional competitors to enhance their products and services.

To better serve the needs of their existing customers and to attract new customers, our competitors continue to:

•	enhance and improve their products and services (such as by adding new content and functionalities);

•	develop new products and services;

•	invest in technology; and

•	acquire additional businesses and partner with other businesses in key sectors that will allow them to offer a broader array of products and services.

Some of our competitors are also aggressively marketing their products as a lower cost alternative and offering price incentives to acquire new business, although we believe that many of our customers continue to see the value reflected in our offerings that sometimes results in a higher price. As some of our competitors are able to offer products and services that may be viewed as more cost effective than ours or which may be seen as having greater functionality or performance than ours, the relative value of some of our products or services could be diminished.

Competition may require us to reduce the price of some of our products and services (which may result in lower revenues) or make additional capital investments (which might result in lower profit margins). If we are unable or unwilling to reduce prices or make additional investments for some of our products and services in the future, we may lose customers and our financial results may be adversely affected. Some of our current or future products or services could also be rendered obsolete as a result of competitive offerings and new technologies.

In addition, some of our customers have in the past and may decide again to develop independently certain products and services that they obtain from us, including through the formation of partnerships or consortia. If more of our customers become self-sufficient, demand for our products and services may be reduced. If we fail to compete effectively, our revenues, profitability and cash flows could be adversely affected.

Thomson Reuters Annual Report 2018

Fraudulent or unpermitted data access or other cyber-security or privacy breaches may cause some of our customers and the public to lose confidence in our security measures and could result in decreased sales and increased costs for our company.

Similar to other global multinational companies that provide services online and also due to the prominence of our Reuters News business, we experience cyber-threats, cyber-attacks and security breaches, which can include unauthorized attempts by state-sponsored groups and individuals to access, disable, improperly modify or degrade our information, systems and networks, the introduction of computer viruses and other malicious codes and fraudulent “phishing” e-mails that seek to misappropriate data and information or install malware onto users’ computers. Cyber-threats in particular vary in technique and sources, are persistent, frequently change and increasingly are more sophisticated, targeted and difficult to detect and prevent against. None of these threats and related incidents to date have resulted in a material adverse impact for our business.

While we have dedicated resources at our company who are responsible for maintaining appropriate levels of cyber-security and we utilize third party technology products and services to help identify, protect and remediate our company’s information technology systems and infrastructure against security breaches and cyber-incidents, our measures may not be adequate or effective to prevent, identify or mitigate attacks by hackers or breaches caused by employee error, malfeasance or other disruptions. While we maintain what we believe is sufficient insurance coverage that may (subject to certain policy terms and conditions including self-insured deductibles) cover certain aspects of third party security and cyber-risks and business interruption, our insurance coverage may not always cover all costs or losses and it does not extend to any reputational damage or costs incurred to improve systems as a result of these types of incidents.

We are also dependent on security measures that some of our third party suppliers and customers are taking to protect their own systems, infrastructures and cloud-based applications and services. Increasingly, many of these third party suppliers, including certain hosted software applications that we use for confidential data storage, employ cloud computing technology for storage. These providers’ cloud computing systems may be susceptible to cyber-incidents, such as intentional cyber-attacks to access or obtain sensitive data or inadvertent cyber-security compromises which are outside of our control. Additionally, our outsourcing of certain functions requires us to sometimes grant network access to third party suppliers. If our third party suppliers do not maintain adequate security measures, do not require their sub-contractors to maintain adequate security measures or do not perform as anticipated and in accordance with contractual requirements, personal data of customers, employees or other individuals could be compromised and we may experience operational difficulties, loss of intellectual property rights or other sensitive data, loss of customer trust and increased costs, all of which could adversely impact our brand and reputation and materially impact our business and results of operations. In addition, if a customer experiences a data security breach that results in the misappropriation of some of our proprietary business information, our company’s reputation could be harmed, even if we were not responsible for the breach.

We collect, store, use and transmit sensitive data, including public records, intellectual property, our proprietary business information and personally identifiable information of our customers, employees and other individuals on our networks. A number of our customers and suppliers also entrust us with storing and securing their own confidential data and information. Our businesses include certain subscription-based screening products which we sell to institutional customers and governments to enable them to satisfy various regulatory obligations, including anti-money laundering reviews, know-your-customer checks, sanctions screening, politically exposed person screening, anti-bribery and corruption screening, counter-terrorist financing and the prevention of financial crimes. Any fraudulent, malicious or accidental breach of our data security could result in unintentional disclosure of, or unauthorized access to, third party, customer, vendor, employee or other confidential or sensitive data or information, which could potentially result in additional costs to our company to enhance security or to respond to occurrences, lost sales, violations of privacy or other laws, penalties, fines, regulatory action or litigation. In addition, media or other reports of perceived security vulnerabilities to our systems or those of our third party suppliers, even if no breach has been attempted or occurred, could adversely impact our brand and reputation and materially impact our business and results of operations.

Misappropriation, improper modification, destruction, corruption or unavailability of data and information, or ransom demands due to cyber-attacks or other security breaches, could damage our brand and reputation. Customers and the public could lose confidence in our security measures and reliability, which would harm our ability to retain customers and gain new ones. We could also face litigation or other claims from impacted individuals as well as substantial regulatory sanctions or fines. If any of these were to occur, it could have a material adverse effect on our business and results of operations.

Thomson Reuters Annual Report 2018

We rely heavily on our own and third party data centers, network systems, telecommunications and the Internet and any failures or disruptions may adversely affect our ability to serve our customers and could negatively impact our revenues and reputation.

Most of our products and services are delivered electronically and our customers depend on our ability to receive, store, process, transmit and otherwise rapidly handle very substantial quantities of data and transactions on computer-based networks. Our customers also depend on the continued capacity, reliability and security of our data centers, networks, telecommunications and other electronic delivery systems, including websites and the Internet. Our employees also depend on these systems for our internal use. We are increasingly shifting more of our software from being on-premise installations to software-as-a-service (SaaS) or cloud-based offerings that provide customers with access through the Internet.

Upon the closing of the F&R transaction, most of our company’s data centers and many of our network systems transferred to Refinitiv. Under a transition services agreement, Refinitiv has agreed to provide Thomson Reuters with data center services through October 1, 2020 and various network services through October 1, 2021 (and we have agreed to provide certain data center and network services to Refinitiv through those dates). As a result, many of our businesses are largely dependent on Refinitiv for continued reliable and secure services in these areas. We are seeking to efficiently exit these data center and network arrangements prior to that time. Refinitiv is not obligated to continue providing data center or network services following the termination of the transition services agreement on commercially reasonable terms, or at all, and it is possible that we will not be able to switch our operations to other providers in a timely and cost effective manner if the need arises. If we are unable to maintain or renegotiate commercially acceptable arrangements with Refinitiv to provide data center or network services or find substitutes or alternative sources, our business could be adversely affected. As part of our company’s plans to completely separate from Refinitiv, we are planning to deploy a new global network and implement various new enterprise systems during 2019. These changes could result in unforeseen network or system failures or breaches.

Any significant failure, compromise, cyber-breach or interruption of our systems, including operational services, loss of service from third parties, sabotage, break-ins, war, terrorist activities, human error, natural disaster, power or coding loss and computer viruses, could cause our systems to operate slowly or could interrupt service for periods of time. While we have (and Refinitiv has) disaster recovery and business continuity plans that utilize industry standards and best practices, including back-up facilities for primary data centers, a testing program and staff training, the systems are not always fully redundant and disaster recovery and business continuity plans may not always be sufficient or effective. To the extent that our telecommunications, information technology systems, cloud-based service providers or other networks are managed or hosted by third parties, we would need to coordinate with these third parties to resolve any issues. In the past when we have experienced slow operation of our systems or service interruptions, some of our products, services or websites have been unavailable for a limited period of time, but none of these occurrences have been material to our business.

Our ability to effectively use the Internet may also be impaired due to infrastructure failures, service outages at third party Internet providers or increased government regulation. In addition, we are facing significant increases in our use of power and data storage. We may experience shortage of capacity and increased costs associated with such usage. These events may affect our ability to store, process and transmit data and services to our customers.

If we are unable to develop new products, services, applications and functionalities to meet our customers’ needs, attract new customers and retain existing ones, expand into new geographic markets and identify areas of higher growth, our ability to generate revenues or achieve higher levels of revenue growth in the future may be adversely affected.

Our growth strategy involves developing new products, services, applications and functionalities in a timely and cost effective manner to meet our customers’ needs, anticipating and responding to industry trends and technological changes, and maintaining a strong position in the sectors that we serve. In 2019, we are seeking to further improve customer and digital experiences and our sales and marketing expertise, and continue to simplify the organization.

•

We continue to allocate more resources and increasing investments in opportunities in our portfolio of businesses that we believe have the highest potential for strategic growth. While we are confident that this focus will lead to increased revenues, there is no assurance that we will be successful in increasing our company’s overall revenue growth in the future.

Thomson Reuters Annual Report 2018

•

Disruptive and new technologies such as blockchain, machine automation, AI, data synthesis and user-generated capabilities are creating a need to adapt rapidly to the shifting landscape. Customers are also seeking more cloud-based solutions. While we are focused on these changes to the technological landscape, if we fail to adapt, or do not adapt quickly enough, our financial condition and results of operations could be adversely impacted.

•

Growth in today’s business environment has required us to explore different business models than we have in the past. We have been increasing our focus on driving growth through more collaboration and stronger relationships with both established and emerging companies and incubators. Some of these initiatives combine another company’s technology, data or other capabilities with our products and services. Our sale of a 55% interest in our F&R business was based in part on our view that we could accelerate growth in the F&R business with a strategic partner, and it would also allow us to increase our focus on expanding our positions in the legal, tax and accounting and regulatory market segments. All of these initiatives involve a number of risks, including the risk that the expected synergies will not be realized, that the expected results will not be achieved, that a new initiative may conflict or detract from our existing businesses or that security measures may not be adequate. While we believe these initiatives will be attractive to our customers, allow us to innovate more quickly and build sales channels in segments that we could not have reached as quickly on our own, we are unable to provide any assurances that these initiatives will increase our revenue growth.

Over the last few years, we have made significant investments designed to improve and enhance the functionality and performance of a number of our key products, such as Westlaw Edge, Elite 3E, Practical Law, Onvio and ONESOURCE. We have also successfully migrated customers from legacy offerings to our current propositions and continued to enhance the reliability and resiliency of the technology infrastructure that we use to deliver products and services. However, if our customers’ adoption rates for existing and new products and services are lower than our expectations, our revenues may be lower and our results of operations may be adversely affected.

Some of our businesses, in particular Legal Professionals, Corporates and Tax Professionals, continue to evolve towards becoming greater providers of software and solutions to our customers as part of an ongoing transformation from focusing primarily on providing content, data and information. Solutions often are designed to integrate our core content, data and information with software and workflow tools. While we believe that transitioning a greater part of our business to software and solutions will help us increase customer value, create growth, diversify business mix and differentiate us from competitors, operating a business with a greater percentage of software and solutions may result in lower profit margins.

As we focus on organic revenue growth, it may take us a longer period of time and we may need to incur greater costs to develop new products, services, applications and functionalities to meet needs of customers, attract new customers or expand into these markets. If we are unable to do so, our ability to increase our revenues may be adversely affected.

Historically, our customers accessed our web-based products and services primarily through desktop computers and laptops. Over the last few years, Internet use through smartphones, tablets and other mobile devices has increased significantly. Applications or “apps” have also experienced significant growth and popularity. As a result of this shift, we have been focused on developing, supporting and maintaining various products and services on different platforms and devices (some of which complement traditional forms of delivery). If our competitors are able to release alternative device products, services or apps more quickly than we are able to, or if our customers do not adopt our offerings in this area, our revenues and retention rates could be adversely affected.

Increased accessibility to free or relatively inexpensive information sources may reduce demand for our products and services.

In recent years, more public sources of free or relatively inexpensive information have become available, particularly through the Internet, and this trend is expected to continue. For example:

•	Some governmental and regulatory agencies have increased the amount of information they make publicly available at no cost;

•	Several companies and organizations have made certain legal and tax information publicly available at no cost; and

•	“Open source” software that is available for free may also provide some functionality similar to that in some of our products.

Thomson Reuters Annual Report 2018

Public sources of free or relatively inexpensive information may reduce demand for our products and services. Demand could also be reduced as a result of cost-cutting initiatives at certain companies and organizations. Although we believe our information is more valuable and enhanced through analysis, tools and applications that are embedded into customers’ workflows, our financial results may be adversely affected if our customers choose to use these public sources as a substitute for our products or services.

We may be unable to derive fully the anticipated benefits from the Refinitiv strategic partnership.

As previously mentioned, in October 2018, we closed the sale of a 55% interest in our F&R business (now Refinitiv) to private equity funds managed by Blackstone. We own a 45% equity stake in Refinitiv.

There can be no assurance that the Refinitiv partnership will result in that business realizing its anticipated opportunities and growth. If events or changes in circumstances indicate that the carrying value of our investment in Refinitiv is above its current fair value, we may be required to record an impairment charge in the period that the determination is made, which would reduce our reported assets and earnings. In addition, market views in the future regarding the value of our investment in Refinitiv may increase volatility to the price of our shares.

In connection with the closing of the F&R transaction, Reuters News agreed to supply news and editorial content to Refinitiv for a 30-year term which expires in 2048. Any termination of this agreement could adversely affect Reuters News’ revenues and operations.

One of our strategic rationales for the F&R transaction was to provide us with an increased focus on our Legal Professionals, Corporates and Tax Professionals segments. If we are unable to accelerate growth in those segments, it could have an adverse effect on our financial condition and results of operations.

Completing the separation of Refinitiv from Thomson Reuters may be more difficult, costly or time consuming than expected, which may adversely affect our company.

Our company and Refinitiv separated our respective operations in connection with the closing of the transaction. However, Refinitiv and our company entered into multi-year transition services agreements for a wide range of certain services, notably in technology. We are relying on Refinitiv to meet its obligations under the transition services agreements. If Refinitiv is unable to satisfy those obligations, we could incur additional costs, operational difficulties or losses. Conversely, Refinitiv is relying on us to satisfy our obligations under the transition services agreements. We could be liable to Refinitiv if we breach our obligations as a service provider under the transition services agreements. In addition, during the transition services period, our management and employees may be required to divert some of their attention away from our business in order to provide services to Refinitiv, which could adversely affect our business and operations.

The process to completely separate Refintiv from our company is a complex, costly and time-consuming process. There are other significant challenges to successfully implementing the separation, many of which may be beyond the control of our company, including, without limitation:

•	unanticipated issues, costs or delays in separating technology, operations, systems, procedures and policies into two standalone businesses; and

•	managing increased costs or inefficiencies following the separation of the two organizations’ operations.

Issues related to completely separating the two organizations may also adversely affect our relationships with employees, suppliers, customers, distributors, licensors and others with whom we have business or other dealings.

If we are unable to successfully adapt to organizational changes and effectively implement strategic initiatives, our reputation and results of operations could be impacted.

We have experienced, and are in the midst of experiencing, significant organizational changes.

•

In October 2018, we completed the sale of a 55% interest in our F&R business (now Refinitiv). When the transaction closed, we split our workforce between Thomson Reuters and the new Refinitiv partnership.

•

During 2018, in connection with the F&R transaction and as part of restructuring our remaining businesses into new customer segments, we appointed several new leaders for our businesses and a number of executives departed our company.

Thomson Reuters Annual Report 2018

•

As part of our simplification and transformation initiatives, we have reduced staff, consolidated various technology platforms and content assets, standardized internal processes, outsourced various activities, and consolidated various offices/real estate around the world.

Our ability to successfully manage organizational changes is important for our future business success. In particular, our reputation and results of operations could be harmed if employee morale, engagement or productivity decline as a result of organizational or simplification changes.

Furthermore, we may not realize cost savings and synergies that we expect to achieve from our current strategic initiatives due to a variety of risks, including, but not limited to, operational challenges across impacted business segments, difficulties in integrating shared services with our business, higher than expected employee severance or retention costs, higher than expected overhead expenses, delays in the anticipated timing of activities related to our initiatives and other unexpected costs associated with operating our business. If we are unable to achieve the cost savings or synergies that we expect to achieve from our strategic initiatives, it could adversely affect our profitability and related margins.

Operating globally involves challenges that we may not be able to meet and that may adversely affect our ability to grow.

While our operations are less global following the closing of the F&R transaction, we continue to serve customers around the world. In 2018, 23% of our revenues were derived outside of the United States. As of December 31, 2018, approximately 53% of our employees were located outside of the United States.

We believe that there are advantages to operating globally, including a proportionately reduced exposure to the market developments of a single country or region. However, there are certain risks inherent in doing business globally which may adversely affect our business and ability to grow. These risks include:

•	Difficulties in penetrating new markets due to established and entrenched competitors;

•	Difficulties in developing products and services that are tailored to the needs of local customers;

•	Lack of local acceptance or knowledge of our products and services;

•	Lack of recognition of our brands;

•	Economic slowdowns, instability and volatility in local markets and political instability of governments;

•	Unavailability of local companies for acquisition or joint venture partners;

•	Exposure to possibly adverse governmental or regulatory actions in countries where we operate or conduct business;

•	Higher inflation rates in the countries in which we do business;

•	The impact of foreign currency fluctuations on prices charged to local customers, notably when there is strengthening of the U.S. dollar;

•	Changes in laws and policies affecting trade and investment in other jurisdictions; and

•	Managing compliance with varying and sometimes conflicting laws and regulations across the countries in which we do business.

Adverse developments in any of these areas could cause our actual results to differ materially from expected results. Challenges associated with operating globally may increase for our company as we continue to expand into geographic areas that we believe present the highest growth opportunities.

Thomson Reuters Annual Report 2018

We generate a significant percentage of our revenues from recurring, subscription-based arrangements, and our ability to maintain existing revenues and to generate higher revenues is dependent in part on maintaining a high renewal rate.

In 2018, 75% of our revenues were derived from subscriptions or similar contractual arrangements, which result in recurring revenues. Our revenues are supported by a relatively fixed cost base that is generally not impacted by fluctuations in revenues. These products are generally provided under subscription arrangements that have terms ranging from one to five years, which most customers renew at the end of each term. Renewal dates are spread over the course of the year. In order to maintain existing revenues and to generate higher revenues, we are dependent on a significant number of our customers to renew their arrangements with us. In our Legal Professionals, Corporates and Tax Professionals business segments, our customers have increasingly been seeking products and services delivered electronically. Our revenues could be lower if a significant number of our customers renewed their arrangements with us, but reduced the amount of their spending.

We are dependent on third parties for data, information and other services.

We obtain significant data and information through licensing arrangements with content providers, some of which may be viewed as competitors. Some providers may seek to increase fees for providing their proprietary content or services and others may not offer our company an opportunity to renew existing agreements.

In addition, we rely on third party service providers for telecommunications and other services that we have outsourced, such as certain human resources administrative functions, facilities management and IT services.

If we are unable to maintain or renegotiate commercially acceptable arrangements with these content or service providers or find substitutes or alternative sources of equivalent content or service, our business could be adversely affected. Our revenues and margins could also be reduced if some of our competitors obtained exclusive rights to provide or distribute certain types of data or information that was viewed as critical by our customers.

We may be adversely affected by changes in legislation and regulation, which may impact how we provide products and services and how we collect and use information.

Legislative and regulatory changes that impact our customers’ industries also impact how we provide products and services to our customers.

Laws relating to privacy, data security, data protection, anti-money laundering, electronic and mobile communications, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent and developed in recent years.

In the ordinary course of business, we collect, store, use and transmit certain types of information that are subject to an increasing number of different laws and regulations. In particular, data security, data protection and privacy laws and regulations that we are subject to often vary by jurisdiction and include, without limitation, the General Data Protection Regulation (GDPR) and various U.S. federal and state laws and regulations. These laws and regulations are continuously evolving. In 2016, the European Commission and U.S. adopted a new framework structure called the Privacy Shield to govern transfers of personal data from the European Union and Switzerland to entities in the United States which subscribe to the Privacy Shield. The Privacy Shield and other data transfer mechanisms are likely to be reviewed by the European courts, which may lead to uncertainty about the legal basis for data transfers between to the U.S. or interruption of such transfers. In 2018, the GDPR replaced the existing E.U. Data Protection Directive. The GDPR introduced new data protection requirements and related compliance obligations in the E.U. and significantly increases fines for breaches. In 2018, the State of California enacted the California Consumer Privacy Act 2018 (CCPA), putting into place new data privacy rights for consumers which will come into effect on January 1, 2020. Legislators have stated that they intend to propose amendments to the CCPA, and it remains unclear what, if any, modifications will be made to the CCPA or how it will be interpreted. Other U.S. states have implemented or are considering similar legislation, which, if passed, could create more risks and potential costs for us.

We are also subject to data localization laws in certain countries, which require us to store and process certain types of data within a particular country. The regulatory landscape in various countries where we operate continues to evolve and sometimes includes strict local rules regarding the use (or restrictions on use) of encryption technologies as well as broad governmental rights related to Internet monitoring and regulation of Internet transmissions.

Thomson Reuters Annual Report 2018

Existing, new and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, may:

•	Impose limits on our collection and use of certain kinds of information and our ability to communicate such information effectively to our customers;

•	Increase our cost of doing business or require us to change some of our existing business practices; and

•	Conflict on a global basis (such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws).

The United Kingdom’s plan to leave the European Union (Brexit) and actions of the U.S. federal government have also created some legal uncertainties and it is difficult to predict in what form laws and regulations will be adopted, changed or repealed, how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us.

Although we have implemented policies and procedures that are designed to ensure compliance with applicable laws, rules and regulations, we could be subject to penalties as well as reputational harm for any violations.

Tax matters, including changes to tax laws, regulations and treaties, could impact our effective tax rate and our results of operations.

We operate in many countries worldwide and our earnings are subject to taxation in many different jurisdictions and at different rates. We seek to organize our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. In 2018, our effective tax rate was lower than the Canadian corporate income tax rate due significantly to lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. Our effective tax rate has fluctuated in the past and is likely to fluctuate in the future, reflecting the mix of taxing jurisdictions in which pre-tax profits and losses are recognized. Our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax treaties between various countries in which we operate. Changes in tax laws and regulations, international treaties and tax accounting standards and/or uncertainty over their application and interpretation as well as changes in the geographic mix of our profits may adversely affect our results (notably our income tax expense) and our effective tax rate. Tax-related changes or tax rulings may also require adjustments to our previously filed tax returns, which if unfavorable, may adversely affect our results. Tax laws and regulations that apply to our company may also be amended by the relevant authorities due to changes in fiscal circumstances or priorities. These types of amendments, or their application to our company, may adversely affect our results.

Many governments in jurisdictions where we operate are facing budget deficits and challenges and as a result, may look to increase their tax revenues through increased audit activity and tax reform. Various tax-related legislative initiatives have been proposed or are being discussed that if enacted, could adversely affect our tax positions and/or our tax liabilities. The Organization for Economic Co-operation and Development (OECD), which is comprised of member countries that encompass many of the jurisdictions where we operate, has been working on a coordinated, multi-jurisdictional approach to address issues in existing tax systems associated with “base erosion and profit shifting” (BEPS) that the OECD believes may lead to tax avoidance by global companies. In 2016, the member states of the European Union adopted an anti-tax avoidance directive which is intended to provide uniform implementation of BEPS measures across all of the member states by the start of 2020.

In December 2017, the U.S. enacted the Tax Cuts and Jobs Act (Tax Act), which significantly alters how the U.S. taxes corporations. Accounting for the income tax effects of the Tax Act requires complex computations and significant judgments and estimates not previously required under U.S. law. The Tax Act reduces the U.S. federal corporate tax rate from 35% to 21%. We have made reasonable estimates of the effects and recorded provisional adjustments to our deferred tax balances amounts in our financial statements for the year ended December 31, 2018. The Tax Act includes a number of provisions that may offset future benefits associated with the reduced tax rate. These provisions include (but are not limited to) further limitations on deductions for interest expense and the introduction of a minimum tax under which certain payments to foreign affiliates are non-deductible. The U.S. Treasury Department, the Internal Revenue Service and other standard-setting bodies may issue further regulations or guidance on how the provisions of the Tax Act will be applied or otherwise administered that is different from our interpretations. We expect these provisions and/or forthcoming regulations to adversely impact our tax expense in periods beginning in 2019. As we conduct additional analyses and collect additional information, and as any further regulatory guidance is issued, we may need to make adjustments to the provisional amounts in our financial statements that could materially affect our U.S. federal income tax position and our financial condition and results of operations in the period in which the adjustments are made.

Thomson Reuters Annual Report 2018

Currency and interest rate fluctuations and volatility in global currency markets may have a significant impact on our reported revenues and earnings.

Our financial statements are expressed in U.S. dollars and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose functional currencies are not U.S. dollars. We receive revenues and incur expenses in many currencies and are thereby exposed to the impact of fluctuations in various currency rates. Foreign currency movements have been unusually volatile over the last few years and volatility in foreign currencies is expected to continue as the U.K. negotiates its exit from the European Union.

Exchange rate movements in our foreign currency exposures may cause fluctuations in our consolidated financial statements. If our operations outside of the U.S. expand, we expect this trend will continue. We monitor foreign currency exposures on a regular basis and our largest foreign currency exposures are currently the Canadian dollar, the Indian rupee, the Euro, the Brazilian real, the Argentine peso and the British pound sterling. We have historically, and may in the future, hedge some of our foreign currency exposure if we believe that it may be material to our financial results.

We monitor the financial stability of the foreign countries in which we operate. Global markets continued to experience uncertainty in 2018, and continuing volatility could adversely affect our results.

Substantially all of our non-U.S. dollar-denominated debt is in Canadian dollars and has been hedged into U.S. dollars. In addition, an increase in interest rates from current levels could adversely affect our results in future periods.

If we do not continue to attract, motivate and retain high quality management and key employees, we may not be able to execute our strategies.

The completion and execution of our strategies depends on our ability to continue to attract, motivate and retain high quality management and employees across all of our businesses. We compete with many businesses that are seeking skilled individuals, particularly those with experience in technology and data science. Competition for professionals in our Legal Professionals, Corporates and Tax Professionals segments in particular can also be intense as other companies seek to enhance their positions in our market segments. Future organizational changes could also cause our employee attrition rate to increase. If we are unable to continue to identify or be successful in attracting, motivating and retaining the appropriate qualified personnel for our businesses, it could adversely affect our ability to execute our strategies.

In connection with the continued separation of Refinitiv from the rest of Thomson Reuters, current and prospective employees of our company may experience uncertainty about their future roles with Thomson Reuters, which may materially and adversely affect our ability to attract and retain key personnel. Some key employees may leave the company because of this uncertainty or a desire not to remain with Thomson Reuters. The departure of existing key employees or the failure of potential key employees to accept employment with Thomson Reuters, despite our recruiting efforts, could have a material and adverse impact on our business.

Our brands and reputation are important company assets and are key to our ability to remain a trusted source of information and news.

The integrity of our brands and reputation is key to our ability to remain a trusted source of information and news and to attract and retain customers. Negative publicity regarding our company or actual, alleged or perceived issues regarding one of our products or services could harm our relationship with customers.

We granted Refinitiv a license to permit it to brand its products/services and company name with the “Reuters” mark, subject to applicable limitations and restrictions in the trademark license agreement intended to protect the “Reuters” mark. While we understand that Refinitiv does not plan to brand its products/services or company name with the “Reuters” mark as part of its longer-term strategy, any actions taken by Refinitiv under the Reuters name could potentially have a negative impact on our company’s reputation, despite the protective provisions of the license agreement.

Failure to protect our brands or a failure by our company to uphold the Thomson Reuters Trust Principles may also adversely impact our credibility as a trusted supplier of content and may have a negative impact on our information and news business.

Thomson Reuters Annual Report 2018

Our intellectual property rights may not be adequately protected, which may adversely affect our financial results.

Many of our products and services are based on information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. We rely on agreements with our customers and employees and patent, trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in our products and services. Third parties may be able to copy, infringe or otherwise profit from our proprietary rights without authorization and the Internet may facilitate these activities. We also seek to maintain certain intellectual property rights, and third parties or our employees could intentionally or accidentally compromise the intellectual property rights that we maintain. We also conduct business in some countries where the extent of effective legal protection for intellectual property rights is uncertain. We cannot assure you that we have adequate protection of our intellectual property rights. If we are not able to protect our intellectual property rights, our financial results may be adversely affected.

The intellectual property of an acquired business may also be an important component of the value that we agree to pay for such a business. However, such acquisitions are subject to the risks that the acquired business may not own the intellectual property that we believe we are acquiring, that the intellectual property is dependent upon licenses from third parties, that the acquired business infringes upon the intellectual property rights of others or that the technology does not have the acceptance in the marketplace that we anticipated. If we are not able to successfully integrate acquired businesses’ intellectual property rights, our financial results may be adversely affected.

Some of our competitors may also be able to develop new products or services that are similar to ours without infringing our intellectual property rights, which could adversely affect our financial condition and results of operations.

We operate in a litigious environment which may adversely affect our financial results.

We may become involved in legal actions and claims arising in the ordinary course of business, including employment matters, commercial matters, libel/defamation/privacy claims and intellectual property infringement claims. Regardless of the merit of legal actions and claims, such matters can be expensive, time consuming, or harmful to our reputation and in recognition of these considerations, we may engage in arrangements to settle litigation. While we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Due to the inherent uncertainty in the litigation process, the resolution of any particular legal proceeding could result in changes to our products and business practices and could have a material adverse effect on our financial position and results of operations.

We are significantly dependent on technology and the rights related to it. From time to time, we have been sued by other companies for allegedly violating their patents. Our company and other companies have experienced alleged claims from third parties whose sole or primary business is to monetize patents. If an infringement suit against our company is successful, we may be required to compensate the third party bringing the suit either by paying a lump sum or ongoing license fees to be able to continue selling a particular product or service. This type of compensation could be significant, in addition to legal fees and other costs that we would incur defending such a claim.

We might also be prevented or enjoined by a court from continuing to provide the affected product or service. We may also be required to defend or indemnify any customers who have been sued for allegedly infringing a third party’s patent in connection with using one of our products or services. Responding to intellectual property claims, regardless of the validity, can be time consuming for our technology personnel and management.

Our credit ratings may be downgraded, which may impede our access to the debt markets or raise our borrowing rates.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Following the closing of the F&R transaction, S&P downgraded our rating to BBB (stable) and Moody’s added a negative outlook to their rating. Our credit ratings may be lowered in the future. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates. For additional information on our credit ratings, please see the “Management’s Discussion and Analysis” and “Additional Information – Ratings of Debt Securities” sections of this annual report.

Thomson Reuters Annual Report 2018

We may be unable to derive fully the anticipated benefits from our existing or future acquisitions, joint ventures, investments or dispositions.

While we are focused on growing our businesses organically, acquisitions remain an important part of our growth strategy to expand and enhance our products, services and customer base and to enter new geographic areas. We have set aside approximately $2 billion of the F&R transaction proceeds for future acquisitions. In the future, we may not be able to successfully identify attractive acquisition opportunities or make acquisitions on terms that are satisfactory to our company from a commercial perspective. In addition, competition for acquisitions in the industries in which we operate during recent years has escalated, and may increase costs of acquisitions or cause us to refrain from making certain acquisitions. We may also be subject to increasing regulatory scrutiny from competition and antitrust authorities in connection with acquisitions. Achieving the expected returns and synergies from existing and future acquisitions will depend in part upon our ability to integrate the products and services, technology, administrative functions and personnel of these businesses into our segments in an efficient and effective manner. We cannot assure you that we will be able to do so, or that our acquired businesses will perform at anticipated levels or that we will be able to obtain these synergies. Management resources may also be diverted from operating our existing businesses to certain acquisition integration challenges. If we are unable to successfully integrate acquired businesses, our anticipated revenues and profits may be lower. Our profit margins may also be lower, or diluted, following the acquisition of companies whose profit margins are less than those of our existing businesses. Acquisition spending may also reduce our earnings per share in certain periods.

We have also historically decided from time to time to dispose of assets or businesses that are no longer aligned with strategic objectives or our current business portfolio. These transactions may involve challenges and risks. There can be no assurance that future divestitures will occur, or if a transaction does occur, there can be no assurance as to the potential value created by the transaction. The process of exploring strategic alternatives or selling a business could also negatively impact customer decision-making and cause uncertainty and negatively impact our ability to attract, retain and motivate key employees. Any failures or delays in completing divestitures could have an adverse effect on our financial results and on our ability to execute our strategy. Although we have established procedures and processes to mitigate these risks, there is no assurance that these transactions will be successful. In addition, we expend costs and management resources to complete divestitures and manage post-closing arrangements. Completed divestitures may also result in continued financial involvement in the divested business, such as through guarantees, indemnifications, transition services arrangements or other financial arrangements, following the transaction.

We have significant funding obligations for pension arrangements that are affected by factors outside of our control.

We have significant funding obligations for various pension arrangements that are affected by factors outside of our control, including market factors and changes in legislation. In the past, we also have contributed to our pension plans to pre-fund certain obligations. In 2017, we contributed $500 million to our U.S. defined benefit pension plan to improve the funded status of that plan. In 2019, we expect to contribute approximately $212 million to our material defined benefit plans, including a special contribution of $167 million to our principal UK plan that we made in February 2019. We may be required or we may agree to make additional contributions to some pension plans in the future and the amounts of any such contributions may be material.

The valuations of obligations for material plans are determined by independent actuaries and require assumptions in respect of future compensation levels, expected mortality, inflation and medical cost trends, along with the discount rate to measure obligations. These assumptions are reviewed annually. While we believe that these assumptions are appropriate given current economic conditions, significant differences in actual experience or significant changes in assumptions may materially affect our valuations of pension obligations and related future expenses. In addition, the performance of equity and fixed income markets, which may be influenced by general economic conditions, including interest rates, inflation and currency exchange rates, may impact the funding level of our funded plans and required contributions.

Antitrust/competition-related claims or investigations could result in changes to how we do business and could be costly.

We are subject to applicable antitrust and competition laws and regulations in the countries where we have operations. These laws and regulations seek to prevent and prohibit anti-competitive activity. From time to time, we may be subject to antitrust/competition-related claims and investigations. Following such a claim or investigation, we may be required to change the way that we offer a particular product or service and if we are found to have violated antitrust or competition laws or regulations, we may be subject to fines or penalties. Any antitrust or competition-related claim or investigation could be costly for our company in terms of time and expense and could have an adverse effect on our financial condition and results of operations.

Thomson Reuters Annual Report 2018

Woodbridge controls our company and is in a position to affect our governance and operations.

Woodbridge beneficially owned approximately 65% of our shares as of March 1, 2019. For so long as Woodbridge maintains its controlling interest in our company, it will generally be able to approve matters submitted to a majority vote of our shareholders without the consent of other shareholders, including, among other things, the election of our board. In addition, Woodbridge may be able to exercise a controlling influence over our business and affairs, the selection of our senior management, the acquisition or disposition of our assets, our access to capital markets, the payment of dividends and any change of control of our company, such as a merger or take-over. The effect of this control may be to limit the price that investors are willing to pay for our shares. In addition, a sale of shares by Woodbridge or the perception of the market that a sale may occur may adversely affect the market price of our shares. For additional information, please see the “Additional Information – Woodbridge” section of this annual report.

Changes in the tax residence of our company could cause us adverse tax consequences.

We expect our company will remain resident only in Canada for tax purposes. However, if our company were to cease to be resident solely in Canada for tax purposes (including as a result of changes in applicable laws or in Canadian regulatory practice), this could cause us adverse tax consequences.

We may be required to take future impairment charges that would reduce our reported assets and earnings.

Goodwill and other identifiable intangible assets comprise a substantial portion of our total assets. We are required under IFRS to test our goodwill and identifiable intangible assets with indefinite lives for impairment on an annual basis. We also are required by IFRS to perform an interim or periodic review of our goodwill and all identifiable intangible assets if events or changes in circumstances indicate that impairment may have occurred. Impairment testing requires our company to make significant estimates about our future performance and cash flows, as well as other assumptions. Economic, legal, regulatory, competitive, contractual and other factors as well as changes in our company’s share price and market capitalization may affect these assumptions. If our testing indicates that impairment has occurred relative to current fair values, we may be required to record an impairment charge in the period the determination is made. Recognition of an impairment would reduce our reported assets and earnings.

Thomson Reuters Founders Share Company holds a Thomson Reuters Founders Share in our company and may be in a position to affect our governance and management.

Thomson Reuters Founders Share Company was established to safeguard the Thomson Reuters Trust Principles, including the independence, integrity and freedom from bias in the gathering and dissemination of information and news. The Thomson Reuters Founders Share Company holds a Thomson Reuters Founders Share in our company. The interest of the Thomson Reuters Founders Share Company in safeguarding the Trust Principles may conflict with our other business objectives, impose additional costs or burdens on us or otherwise affect our management and governance. In addition, the Founders Share enables the Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters threaten the Trust Principles. As a result, the Thomson Reuters Founders Share Company may prevent a change of control (including by way of a take-over bid or similar transaction) of our company in the future. We have agreed not to effect a sale (or similar transactions) of Reuters News to an unrelated third party or to effect or permit material acquisitions by, or material dispositions from, Reuters News unless we have received Thomson Reuters Founders Share Company’s prior written consent. The effect of the rights of the Thomson Reuters Founders Share Company may be to limit the price that investors are willing to pay for our shares. For additional information, please see the “Additional Information – Material Contracts” section of this annual report.

Thomson Reuters Annual Report 2018

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed in the last two years, as well as information about our financial condition and future prospects. We recommend that you read this in conjunction with our 2018 annual consolidated financial statements, as management’s discussion and analysis is intended to supplement and complement our financial statements. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2019 and 2020 outlook and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements and material risks and material assumptions associated with them, please see the “Outlook” and “Additional Information - Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of March 6, 2019.

We have organized our management’s discussion and analysis in the following key sections:

Executive Summary – a brief overview of our business and key financial highlights	29

Results of Operations – a comparison of our current and prior-year period results	34

Liquidity and Capital Resources – a discussion of our cash flow and debt	47

Outlook – trends, priorities and our current financial outlook	55

Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge), and others	58

Subsequent Events – a discussion of material events occurring after December 31, 2018 and through the date of this management’s discussion and analysis	59

Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements	60

Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	62

Additional Information – other required disclosures	62

Appendix – supplemental information	64

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Basis of Presentation

We prepare our consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

In this management’s discussion and analysis, we discuss our results from continuing operations on both an IFRS and non-IFRS basis. Both bases, except for cash flow, exclude the results of our former F&R business, which was reported as a discontinued operation until October 1, 2018, and include the results of acquired businesses from the date of purchase. Our IFRS results from October 1, 2018 through the end of the year include our 45% share of the Refinitiv partnership’s results reported in a single line on our consolidated income statement titled “Share of post-tax losses in equity method investments”. Adjusted earnings, a non-IFRS measure, excludes our share of post-tax results in equity method investments. Additional information about our former F&R business and the Refinitiv partnership is provided in the “Executive Summary” section below.

Thomson Reuters Annual Report 2018

Use of Non-IFRS Financial Measures

We use non-IFRS measures as supplemental indicators of our operating performance and financial position as well as for internal planning purposes and our business outlook. We believe non-IFRS financial measures provide additional insight into our performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

Our non-IFRS financial measures include:

•	Adjusted EBITDA and the related margin;

•	Adjusted EBITDA less capital expenditures and the related margin;

•	Adjusted earnings and adjusted earnings per share (EPS);

•	Net debt;

•	Free cash flow; and

•	Return on invested capital (ROIC).

We also report changes in our revenues, operating expenses, adjusted EBITDA, the related margin and adjusted EPS before the impact of foreign currency or at “constant currency”. These measures remove the impacts from changes in foreign currency exchange rates to provide better comparability of our business trends from period to period.

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the “Liquidity and Capital Resources” section of this management’s discussion and analysis and Appendices B and D for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Glossary of Key Terms

We use the following terms in this management’s discussion and analysis.

Term	Definition
bp	Basis points – one basis point is equal to 1/100th of 1%, “100bp” is equivalent to 1%
constant currency	A measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period
EPS	Earnings per share
F&R	Our former Financial & Risk business, now known as Refinitiv
F&R transaction	Our sale of a 55% interest in F&R to private equity funds managed by Blackstone, which closed on October 1, 2018
n/a	Not applicable
n/m	Not meaningful
organic or organically	A measure expressing growth of our existing businesses excluding impacts from acquisitions, the 30-year Reuters News agreement with Refinitiv signed in 2018, dispositions and IFRS 15*
Refinitiv	The name of our former F&R business as of the closing of the F&R transaction
$ or US$	U.S. dollars

* We adopted IFRS 15, Revenue from Contracts with Customers, in 2018 without restatement of prior periods. We remove the distortive impact of this adoption methodology in our organic growth calculation.

Thomson Reuters Annual Report 2018

Executive Summary

Our Company

Thomson Reuters is a leading provider of news and information-based tools to professionals. Our worldwide network of journalists and specialist editors keep customers up to speed on global developments, with a particular focus on legal, regulatory and tax changes.

2018 was a watershed year for our company. In October, we sold 55% of our F&R business to private equity funds managed by Blackstone for approximately $17 billion and retained a 45% interest in the new company, which is now known as Refinitiv. We restructured our remaining business into new customer-focused segments and repositioned our business for growth. Our new structure moves decision making closer to the customer and allows us to serve our customers better with our full suite of offerings.

We are currently organized in five reportable segments supported by a corporate center:

Legal Professionals

Serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates Serves corporate customers, including the seven largest global accounting firms, with our full suite of offerings across legal, tax, regulatory and compliance functions.

Tax Professionals

Serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by our Corporates segment) as well as governmental taxing authorities with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News Provides real-time, multi-media news and information services to newspapers, television and cable networks, radio stations and websites around the globe, as well as to Refinitiv.
Global Print Provides legal and tax information primarily in print format to customers around the world.

Our corporate center centrally manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development. Our corporate center also centrally manages functions such as finance, legal and human resources.

Thomson Reuters Annual Report 2018

Our Business Model and Key Operating Characteristics

We derive most of our revenues from selling information and software solutions, primarily electronically and on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive, by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world.

Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments. Some of our key business and operating characteristics are:

Attractive Industry • Customer segments operate in an estimated $32 billion market segment which we estimate grew mid-single digits in 2018

Balanced and Diversified Leadership

•    A leader in key Legal Professionals, Corporates and Tax Professionals market segments

•    Products and services tailored for professionals

•    Deep broad industry knowledge

•    Distinct core customer group revenues

•    Geographical diversity

•    Largest customer is approximately 1% of revenues

	Attractive Business Model • 75% of revenues are recurring • 87% of revenues are delivered electronically or as software as a service • Strong consistent cash generation capabilities	Strong Competitive Positioning • Proprietary databases and deeply embedded workflow tools and analytics • Technology and operating platforms built to address the global marketplace

Disciplined Financial Policies

•    Focused on free cash flow growth

•    Balance investing in business and returning capital to shareholders

•    Commitment to maintaining investment grade rating with stable capital structure

•    $2 billion investment fund to bolster positions in key growth areas or to repurchase shares

Revenues by type

Recurring revenues primarily consist of fees to access products or services delivered electronically over time, such as Westlaw and Checkpoint. These products are generally provided under subscription arrangements that have terms ranging from one to five years, which most customers renew at the end of each term. Because most of our revenues are recurring, we believe that our revenue patterns are generally more stable compared to other businesses that primarily sell products in discrete or one-off arrangements. However, as we generally recognize recurring revenues ratably over the contract term, there is a lag in realizing the impact of current sales or cancellations in our reported revenues. As a result, our revenues are typically slower to decline when economic conditions worsen, but slower to return to growth when economic activity improves, compared to other businesses that are not subscription-based.

Transactions revenues include volume-based fees related to online searches, fees from software licenses and professional fees from service and consulting arrangements. Transaction revenues are recognized primarily at a point in time and based on their type, and can fluctuate significantly from period to period.

Thomson Reuters Annual Report 2018

Global Print revenues consist of fees for content that is delivered primarily in traditional paper format rather than online. While revenues from our print business are meaningful, we expect them to continue to decline each year, as more customers increasingly prefer online products. Print revenues are generally recognized at the point of shipment.

Revenues by geography

In 2018, we earned 77% of our revenues in the U.S. Our business is now more concentrated in the U.S. than it was prior to the closing of the F&R transaction, when we earned only 57% of our revenues in the U.S. However, as part of our globalization efforts, we operate regional teams that work across our segments to combine local expertise with global capabilities to address specific customer needs. We sometimes modify existing products and services for local markets, but we also develop specifically for local markets. Changes in foreign currency exchange rates relative to our business outside the U.S. may cause variation in our revenue performance from period to period. However, changes in exchange rates did not have an impact on our revenue growth in 2018 compared to 2017.

Expenses

Most of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable and our margins increase, and when our revenues decline, we become less profitable and our margins decrease. The full impact of incremental revenues is not always reflected in our profitability as we reinvest in our business. In 2018, staff costs, which are comprised of salaries, bonuses, commissions, benefits, severance, payroll taxes, and equity-based compensation awards, comprised 65% of our total expenses. Approximately two-thirds of our 2018 expenses were denominated in U.S. dollars with the balance denominated in currencies other than the U.S. dollar. In 2018, changes in foreign exchange rates decreased our expenses by 2% compared to the prior year.

Following the closing of the F&R transaction, we have been spending significant amounts to reposition and scale our business. In 2018, our corporate costs within adjusted EBITDA included $239 million of these costs and we expect to incur additional costs of $330 million in 2019, although a portion of these may be capital expenditures that will not impact our expenses.

Seasonality

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. Additionally, the seasonality of our operating profit may be further impacted by the timing of our corporate costs, as we expect to incur significant costs to reposition our business following the closing of the F&R transaction. See the “Outlook” section of this management’s discussion and analysis for additional information about these costs.

Acquisitions and Dispositions

Acquisitions. We have been focused on driving organic growth. However, we make tactical acquisitions from time to time that we believe will strengthen our positions in key growth segments. In 2018, we acquired Integration Point, a global trade management business. We have set aside approximately $2 billion from the proceeds of the F&R transaction for future acquisitions. However, if we cannot identify suitable targets in a reasonable timeframe, we may consider using these funds for additional share repurchases. Generally, the businesses that we acquire initially have lower margins than our existing businesses, largely reflecting the costs of integration.

Thomson Reuters Annual Report 2018

Dispositions. As part of our continuing strategy to optimize our portfolio of businesses and ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, we have sold a number of businesses during the last several years. Most recently, we sold 55% of our former F&R business in October 2018 to private equity funds managed by Blackstone for approximately $17 billion and retained a 45% interest in the new company, which is now known as Refinitiv. See the “Refinitiv Strategic Partnership” section of this management’s discussion and analysis for more information.

2018 Financial Highlights and Key Accomplishments

In 2018, our most significant accomplishment was the sale of a 55% interest in our F&R business for approximately $17 billion (see the “Refinitiv Strategic Partnership” section of this management’s discussion and analysis for more information). The transaction allows us to reposition our remaining business for growth.

Below are financial highlights of our results for the year ended December 31, 2018.

	Year ended December 31,
			Change
(millions of U.S. dollars, except per share amounts and margins)	2018	2017	Total	Constant Currency
IFRS Financial Measures
Revenues	5,501	5,297	4%
Operating profit	780	1,034	(25%)
Diluted EPS (includes discontinued operations)	$5.91	$1.94	205%
Cash flow from operations (includes discontinued operations)	$2,062	$2,029	2%
Non-IFRS Financial Measures(1)
Revenues	5,501	5,297	4%	4%
Adjusted EBITDA	1,365	1,591	(14%)	(15%)
Adjusted EBITDA margin	24.8%	30.0%	(520)bp	(560)bp
Adjusted EPS	$0.75	$0.94	(20%)	(22%)
Free cash flow (includes discontinued operations)	$1,107	$1,032	7%

(1) Refer to Appendix A of this management’s discussion and analysis for additional information on non-IFRS financial measures.

Revenues increased 4% in total and in constant currency due to higher recurring revenues, which included a 1% contribution from new revenues in our Reuters News business from providing news and editorial content to Refinitiv since October 1, 2018. On an organic basis, revenues increased approximately 3%, reflecting 5% growth in recurring revenues, which comprise most of our business, partially offset by declines in transaction and print revenues.

Operating profit, adjusted EBITDA and the related margin declined due to costs and investments to reposition Thomson Reuters following the separation of F&R from our company.

Diluted EPS increased due to a $3.4 billion gain on the sale of a 55% interest in our F&R business. Adjusted EPS, which excludes discontinued operations among other items, decreased primarily due to lower adjusted EBITDA.

Cash flow from operations increased, despite the loss of three months of cash flows from our former F&R business in 2018, compared to 2017 when the business was included for the full year, because the prior-year included a $500 million pension plan contribution. The increase in free cash flow reflected the same factors.

Thomson Reuters Annual Report 2018

We met or exceeded each of the performance metrics in our external financial outlook. We originally communicated our 2018 full-year business outlook in May 2018. In November 2018, we reaffirmed our original Outlook, except for an update to adjusted EBITDA and the estimated effective tax rate. The table below compares our actual performance to the outlook provided in November 2018:

Non-IFRS Financial Measures(1)	2018 Outlook(2)	2018 Actual Performance (in constant currency(2) )
Revenues	Low single digit growth (excludes fourth quarter 2018 revenues within Reuters News from Refinitiv following the closing of the F&R transaction)	2.5%
Adjusted EBITDA	Approximately $1.3 billion including the Corporate costs referred to below	$1.3 billion
Total Corporate costs	Between $500 million and $600 million (including stranded costs and investments to reposition our company following the closing of the F&R transaction)	$499 million(3)
Depreciation and amortization of computer software	Between $500 million and $525 million	$510 million
Capital expenditures, as a percentage of revenues	Approximately 10% of revenues	Approximately 10%
Effective tax rate on adjusted earnings	Between 17% and 19%	15%

(1) Refer to Appendix A of this management’s discussion and analysis for additional information on non-IFRS financial measures.

(2) Our 2018 Outlook and 2018 actual performance were measured at constant currency rates relative to 2017. Refer to Appendix B for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

(3) Corporate costs at actual rates include expenses of $466 million that are part of adjusted EBITDA and $33 million of capital spending, which is not part of adjusted EBITDA.

Refinitiv Strategic Partnership

In October 2018, we sold a 55% interest in our former F&R business to private equity funds managed by Blackstone for approximately $17 billion and retained a 45% interest in the new company, which is now known as Refinitiv. An affiliate of Canada Pension Plan Investment Board and an affiliate of GIC invested alongside Blackstone. We returned $10 billion of the proceeds to our shareholders through a series of transactions and repaid approximately $4 billion of debt. See the “Liquidity and Capital Resources – Cash Flow” section of this management’s discussion and analysis for additional information. We intend to use approximately $2 billion of the proceeds to fund strategic, targeted acquisitions to bolster our positions in key growth segments of our remaining businesses. However, if we cannot identify suitable targets in a reasonable timeframe, we may use these funds for additional share repurchases. We expect to use the remaining $1 billion for cash taxes, pension contributions, bond redemption costs, and other fees and expenses related to the transaction, including approximately $600 million to reposition our company for growth and scale following the closing of the transaction, some of which we have already spent.

Upon the closing of the transaction, we split our global workforce of 47,000 employees between Thomson Reuters and Refinitiv. To facilitate the separation, Refinitiv and Thomson Reuters are providing certain transition services to each other for a specified period, including technology and administrative services. See the “Related Party Transactions” section of this management’s discussion and analysis for additional information.

The Refinitiv strategic partnership highlights our efforts and the success that we have had investing to stabilize and grow our financial services business over the last several years. We believe that our 45% equity stake in a well-positioned financial business with a strong strategic partner will also allow us to participate in the future upside for the business. We believe that Blackstone brings a deep understanding of the financial services ecosystem and a global footprint, and that it is well-positioned to identify and shape trends in the financial services industry, navigate ongoing industry consolidation and drive further efficiencies in the Refinitiv business. We also believe that Blackstone has capacity and flexibility to invest for the long-term, both organically and inorganically. Blackstone and the Refinitiv partnership believe that through adoption of innovative technologies to increase automation, other efficiency initiatives and effective cost management, they can achieve a cost savings run rate of up to $650 million by the end of 2020. Additionally, Refinitiv expects to invest in growth initiatives.

The information above in this section is forward-looking and should be read in conjunction with the section entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

Thomson Reuters Annual Report 2018

Outlook

Please see the “Outlook” section of this management’s discussion and analysis for our 2019 and 2020 full-year business outlook. We have provided a full-year business outlook for two years because 2019 will be materially impacted by costs to separate our business from Refinitiv and reposition it for growth, while 2020 should represent the first year that our financial performance will reflect the benefits from our actions, without material costs related to the actions.

The information above in this section is forward-looking and should be read in conjunction with the section in this document entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

Results of Operations – Continuing Operations

Consolidated Results

	Year ended December 31,

			Change

(millions of U.S. dollars, except per share amounts and margins)	2018	2017	Total	Constant Currency

IFRS Financial Measures

Revenues	5,501	5,297	4%

Operating profit	780	1,034	(25%)

Diluted EPS from continuing operations	$0.27	$0.88	(69%)

Non-IFRS Financial Measures(1)

Revenues	5,501	5,297	4%	4%

Adjusted EBITDA	1,365	1,591	(14%)	(15%)

Adjusted EBITDA margin	24.8%	30.0%	(520)bp	(560)bp

Adjusted EBITDA less capital expenditures	789	1,072	(26%)

Adjusted EBITDA less capital expenditures margin	14.3%	20.2%	(590)bp

Adjusted EPS	$0.75	$0.94	(20%)	(22%)

(1) Refer to Appendix A for additional information on non-IFRS financial measures. Refer to Appendix B for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Revenues

	Year ended December 31,

			Change

(millions of U.S. dollars)	2018	2017	Total	Constant Currency

Recurring revenues	4,139	3,884	7%	7%

Transactions revenues	636	649	(2%)	(1%)

Global Print revenues	728	764	(5%)	(3%)

Eliminations	(2)	–

Revenues	5,501	5,297	4%	4%

Revenues increased 4% in total and in constant currency, and included a 1% contribution from new revenues in our Reuters News business from providing news and editorial content to Refinitiv since October 1, 2018. On an organic basis, revenues increased approximately 3%, reflecting 5% growth in recurring revenues, which comprise most of our business, partially offset by declines in transaction and print revenues. On a combined basis, our Legal Professionals, Corporates and Tax Professionals segments comprised over 80% of our revenues and grew 4% organically.

Thomson Reuters Annual Report 2018

Operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

Operating profit, adjusted EBITDA and the related margin declined as the impact from higher revenues was more than offset by investments to reposition our company following our separation from F&R, as well as additional expenses within the customer segments.

Adjusted EBITDA less capital expenditures and the related margin decreased due to lower adjusted EBITDA and higher capital expenditures.

Operating expenses

	Year ended December 31,
			Change

(millions of U.S. dollars)	2018	2017	Total	Constant Currency

Operating expenses	4,131	3,706	11%	13%

Operating expenses increased in total and in constant currency primarily due to investments to reposition our company following our separation from F&R, including acceleration of digital strategies, replication of capabilities that we lost with the separation from Refinitiv and severance. We also incurred higher employee-related expenses and costs associated with new products. The increase in operating expenses reflected costs to provide news and editorial content to Refinitiv since October 1, 2018, as these costs had previously been allocated to the F&R business, which was a discontinued operation.

Depreciation and amortization

	Year ended December 31,

(millions of U.S. dollars)	2018	2017	Change

Depreciation	110	113	(3%)

Amortization of computer software	400	357	12%

Subtotal	510	470	9%

Amortization of other identifiable intangible assets	109	135	(19%)

•	Depreciation and amortization of computer software on a combined basis increased due to expenses associated with our investments in digital and customer experience initiatives.

•	Amortization of other identifiable intangible assets decreased primarily due the completion of amortization for certain identifiable intangible assets acquired in previous years.

Other operating gains, net

	Year ended December 31,
(millions of U.S. dollars)	2018	2017
Other operating gains, net	29	48

In 2018, other operating gains, net, included a gain on the sale of a Canadian wholly-owned subsidiary to a company affiliated with our principal shareholder, Woodbridge (see the “Related Party Transactions” section of this management’s discussion and analysis for additional information) and a pension plan curtailment gain from a reduction of employees that had participated in the plans. Additionally, other operating gains, net, includes $6 million of income related to a license that allows Refinitiv to use the “Reuters” mark to brand its products and services, subject to certain restrictions (see the “Related Party Transactions” section of this management’s discussion and analysis for additional information).

In 2017, other operating gains, net, included a gain from the sale of a portion of an investment.

Thomson Reuters Annual Report 2018

Net interest expense

	Year ended December 31,
(millions of U.S. dollars)	2018	2017	Change

Net interest expense	260	357	(27%)

The decrease in net interest expense reflected benefits from the proceeds of the F&R transaction that were received in October 2018. We used $4 billion of the proceeds to repay debt, which lowered interest expense, and invested $2 billion of the proceeds, which resulted in higher interest income. See the “Liquidity and Capital Resources – Cash Flow” section of this management’s discussion and analysis for additional information regarding our financing activities.

Other finance (income) costs

	Year ended December 31,
(millions of U.S. dollars)	2018	2017

Other finance (income) costs	(13)	170

Other finance (income) costs primarily included gains or losses related to changes in foreign exchange contracts and gains or losses on the impact of fluctuations of foreign currency exchange rates on certain intercompany funding arrangements. The significant change reflects the settlement of certain of these arrangements in the second half of 2017, as well as changes in foreign exchange rates.

Share of post-tax (losses) earnings in equity method investments

	Year ended December 31,
(millions of U.S. dollars)	2018	2017

Refinitiv	(219)	–

Other equity method investments	7	(4)

Share of post-tax (losses) in equity method investments	(212)	(4)

Effective October 1, 2018, we have included our share of post-tax (losses) from our 45% investment in Refinitiv. The loss reflects expenses incurred by Refinitiv to scale the business to facilitate a targeted cost savings run rate of up to $650 million by the end of 2020. We provide additional information about the performance of our investment in Refinitiv in Appendix C of this management’s discussion and analysis.

Tax expense (benefit)

	Year ended December 31,
(millions of U.S. dollars)	2018	2017

Tax expense (benefit)	141	(134)

Our effective income tax rate on earnings from continuing operations was 43.9% of expense, compared to a 26.6% benefit in 2017. Our 2018 tax expense included $90 million of expense related to the internal restructuring of certain retained businesses and investments as a consequence of the F&R transaction. In the fourth quarter of 2017, we recorded a $205 million deferred tax benefit reflecting a lower U.S. corporate tax rate as a result of the U.S. Tax Cuts and Jobs Act of 2017 (the Tax Act). In the fourth quarter of 2018, we recorded a $27 million tax charge related to other elements of the Tax Act that are subject to ongoing legislative updates and regulatory guidance.

Thomson Reuters Annual Report 2018

The comparability of our tax expense (benefit) was further impacted by various transactions and accounting adjustments during each year. Notably, our 2018 tax expense included a $54 million benefit related to our share of losses in our 45% investment in Refinitiv since October 1, 2018. Additionally, the tax expense (benefit) in each year reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized.

The following table sets forth certain components within income tax expense (benefit) that impact comparability from year to year, including tax expense (benefit) associated with items that are removed from adjusted earnings:

	Year ended December 31,
(millions of U.S. dollars)	2018	2017

Tax expense (benefit)

Tax items impacting comparability:

Net tax charges related to restructuring(1)	90	–

Corporate tax rates(2)	5	(199)

Deferred tax adjustments	4	(5)

Other tax adjustments(3)	27	–

Subtotal	126	(204)

Tax related to:

Fair value adjustments	1	–

Amortization of other identifiable intangible assets	(23)	(37)

Share of post-tax losses in equity method investments	(54)	2

Other items	2	18

Subtotal	(74)	(17)

Total	52	(221)

(1) Relates to internal restructuring of certain retained businesses and investments as a consequence of the F&R transaction.

(2) Relates to changes in U.S. state deferred tax liabilities resulting from changes in apportionment factors and changes associated with the sale of a 55% interest in the F&R business. In 2017, this primarily relates to the impact of the Tax Act.

(3) Relates to certain elements of the Tax Act that are subject to ongoing legislative updates and regulatory guidance.

Because the items described above impact the comparability of our tax expense or benefit for each year, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. The computation of our adjusted tax expense is set forth below:

	Year ended December 31,
(millions of U.S. dollars)	2018	2017

Tax expense (benefit)	141	(134)

Remove: Items from above impacting comparability	(52)	221

Total tax expense on adjusted earnings	89	87

Our 2018 effective tax rate on adjusted earnings was 15.0% (2017 – 11.4%). On an adjusted earnings basis, our effective income tax rates in both years were lower than the Canadian corporate income tax rate of 26.5%. The difference is primarily attributable to lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside of Canada. As a global company, our income taxes depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate.

Thomson Reuters Annual Report 2018

Because of the requirements of income tax accounting under IAS 12, Income Taxes, income tax expense can differ significantly from taxes paid in any reporting period. We paid income taxes from net earnings on our worldwide business as follows:

	Year ended December 31,
Taxes paid (millions of U.S. dollars)	2018	2017

Taxes paid related to continuing operations	270	57

Taxes paid related to discontinued operations	38	151

Taxes received on sales of businesses (includes discontinued operations)	–	(17)
Total taxes paid	308	191

Our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate. Our effective tax rate will be dependent upon tax laws and conventions remaining unchanged or favorable to our company, as well as the geographic mix of our profits. See the “Liquidity and Capital Resources – Contingencies” section of this management’s discussion and analysis for further discussion of income tax liabilities.

Earnings and diluted EPS from continuing operations

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2018	2017	Change

Earnings from continuing operations	180	637	(72%)

Diluted EPS from continuing operations	$0.27	$0.88	(69%)

Earnings from continuing operations and the related per share amount decreased due to lower operating profit, losses from equity method investments and higher income taxes. These factors were partially offset by benefits from lower finance costs and net interest expense. Additionally, diluted EPS from continuing operations benefited from lower outstanding common shares due to share repurchases (see the “Liquidity and Capital Resources – Share Repurchases” section of this management’s discussion and analysis for additional information).

Adjusted earnings and adjusted EPS

	Year ended December 31,
			Change
(millions of U.S. dollars, except per share amounts)	2018	2017	Total	Constant Currency

Adjusted earnings	503	675	(25%)

Adjusted earnings per share	$0.75	$0.94	(20%)	(22%)

Adjusted earnings and the related per share amount decreased primarily due to lower adjusted EBITDA, but the impact was mitigated by lower interest expense and lower outstanding common shares due to share repurchases (see the “Liquidity and Capital Resources – Share Repurchases” section of this management’s discussion and analysis for additional information).

Thomson Reuters Annual Report 2018

Segment Results

The following is a discussion of our five reportable segments and our Corporate costs. We assess segment revenue growth, as well as the businesses within each segment, in constant currency.

See Appendix A of this management’s discussion and analysis for additional information.

Legal Professionals

	Year ended December 31,
			Change
(millions of U.S. dollars, except margins)	2018	2017	Total	Constant Currency

Recurring revenues	2,159	2,079	4%	4%

Transactions revenues	214	205	4%	5%

Revenues	2,373	2,284	4%	4%

Segment adjusted EBITDA	816	794	3%	2%

Segment adjusted EBITDA margin	34.4%	34.8%	(40)bp	(60)bp

Revenues increased 4% in total and in constant currency driven by 4% growth in recurring revenues (91% of the Legal Professionals segment) and 5% growth in transactions revenues (9% of the Legal Professionals segment). Since its July 2018 release, Westlaw Edge, a new legal research platform that uses advanced artificial intelligence, continues to be well received by our customers and remains a source of revenue growth.

Revenues from law firms, which includes revenues to large global law firms and represent most of our business, increased 2%, while revenues from smaller law firms outside the U.S. increased 7%. Sales to the U.S. government grew 9%, driven by growth in our Investigations & Public Records products.

Segment adjusted EBITDA increased due to higher revenues, but the related margin decreased due to higher expenses that included investments related to the launch of Westlaw Edge and higher employee-related costs. Foreign currency benefited segment adjusted EBITDA margin by 20bp.

Corporates

	Year ended December 31,
			Change
(millions of U.S. dollars, except margins)	2018	2017	Total	Constant Currency

Recurring revenues	993	925	7%	8%

Transactions revenues	245	261	(6%)	(6%)

Revenues	1,238	1,186	4%	5%

Segment adjusted EBITDA	395	411	(4%)	(4%)

Segment adjusted EBITDA margin	31.9%	34.7%	(280)bp	(320)bp

Thomson Reuters Annual Report 2018

Revenues increased 4% in total and 5% in constant currency driven by 8% growth in recurring revenues (80% of the Corporates segment), which more than offset a 6% decline in transactions revenues (20% of the Corporates segment). We acquired Integration Point, a global trade management business, in November 2018, but the transaction did not have a material impact on revenue growth for the full year.

Revenues from our large corporate customers, which comprise most of the segment, increased 5%. Revenues from our medium sized corporate customers grew 7%, reflecting strong purchases of legal products. The global business increased 2%, driven by revenue growth in Asia.

Segment adjusted EBITDA and the related margin decreased, as higher expenses more than offset higher revenues. The increase in expenses included initial costs associated with the creation of the Corporates segment, including higher employee-related costs. Foreign currency benefited segment adjusted EBITDA margin by 40bp.

Tax Professionals

	Year ended December 31,
			Change
(millions of U.S. dollars, except margins)	2018	2017	Total	Constant Currency

Recurring revenues	658	630	4%	7%

Transactions revenues	136	137	(1%)	1%

Revenues	794	767	4%	6%

Segment adjusted EBITDA	273	252	8%	9%

Segment adjusted EBITDA margin	34.4%	32.9%	150bp	90bp

Revenues increased 4% in total and 6% in constant currency driven by 7% growth in recurring revenues (83% of the Tax Professionals segment) and 1% growth in transactions revenues (17% of the Tax Professionals segment).

Revenues from accounting firms in the U.S. increased 5% and in the global business by 14%, reflecting strong sales of our subscription-based products. Revenues from government customers, the smallest component of the Tax Professionals segment, declined 1%.

Segment adjusted EBITDA and the related margin increased as higher revenues more than offset higher expenses. Foreign currency benefited segment adjusted EBITDA margin by 60bp.

Thomson Reuters Annual Report 2018

Reuters News

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2018	2017	Total	Constant Currency

Recurring revenues	329	250	32%	29%

Transactions revenues	41	46	(11%)	(7%)

Revenues	370	296	25%	24%

Segment adjusted EBITDA	27	27	–	(19%)

Segment adjusted EBITDA margin	7.3%	9.1%	(180)bp	(310)bp

Revenues increased in total and in constant currency due to new revenues from providing news and editorial content to Refinitiv since October 1, 2018. Organic revenues declined 3%, reflecting lower custom content and news agency revenues, which impacted both transactions and recurring revenues.

Under the arrangement with Refinitiv, Reuters News will recognize revenue of at least $325 million per year under a 30-year agreement. As the revenue is expected to be largely offset by associated expenses within the Reuters News segment, there is no corresponding increase to adjusted EBITDA. Prior to the closing of the F&R transaction, the costs to produce this content were allocated to the F&R business and therefore included as part of discontinued operations, rather than as a component of Reuters News’ adjusted EBITDA. Effective October 1, 2018, Reuters News reports these costs as part of its adjusted EBITDA.

Segment adjusted EBITDA was unchanged, but the related margin decreased due to the dilutive impact of the new revenue agreement with Refinitiv. Foreign currency benefited segment adjusted EBITDA margin by 130bp.

Global Print

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2018	2017	Total	Constant Currency

Revenues	728	764	(5%)	(3%)

Segment adjusted EBITDA	320	335	(4%)	(4%)

Segment adjusted EBITDA margin	44.0%	43.8%	20bp	(30)bp

Revenues decreased 5% in total and 3% in constant currency, including a 2% contribution from an acquisition. The decline was in line with our expectations.

Despite lower expenses, segment adjusted EBITDA and the related margin decreased on a constant currency basis primarily due to the revenue decline. Foreign currency benefited segment adjusted EBITDA margin by 50bp.

Thomson Reuters Annual Report 2018

Corporate costs

	Year ended December 31,

(millions of U.S. dollars)	2018	2017

Corporate costs	466	228

The increase in corporate costs reflected approximately $239 million of investments to reposition our business following the separation of F&R from the rest of our company, including acceleration of digital strategies, replication of capabilities that we lost with the separation from Refinitiv and severance.

Results of Discontinued Operations

Earnings from discontinued operations, net of tax, includes the following:

	Year ended December 31,
(millions of U.S. dollars)	2018	2017

F&R	3,849	825

Intellectual Property & Science (IP & Science)	10	(3)

Earnings from discontinued operations, net of tax	3,859	822

Earnings from the discontinued operations of F&R increased primarily due to a $3.4 billion gain on the sale of a 55% interest in the business during the fourth quarter of 2018. Additionally, the increase included higher net earnings during the nine-month period of 2018 that we wholly owned F&R because there was no depreciation and amortization expense, as F&R assets held for sale were not depreciated, and because earnings from discontinued operations also included a benefit from fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts.

The gain included a $343 million tax benefit which was primarily attributable to a reduction in our deferred tax liability associated with the transaction. IFRS accounting rules required the establishment of an $850 million deferred tax liability when the F&R business was classified as held for sale. This deferred tax liability was reduced to $528 million upon closing based on the final allocation of proceeds by jurisdiction. We estimate that cash tax payments of approximately $110 million will be required in connection with the F&R transaction, the majority of which were made in the fourth quarter of 2018.

Amounts related to our former IP & Science business include residual income and expense items that were borne by our company following the sale in October 2016.

Thomson Reuters Annual Report 2018

Review of Fourth-Quarter Results

Consolidated Results

	Three months ended December 31,
			Change
(millions of U.S. dollars, except per share amounts and margins)	2018	2017	Total	Constant Currency

IFRS Financial Measures

Revenues	1,519	1,414	7%

Operating profit	146	254	(43%)

Loss from continuing operations	(76)	302	n/m

Diluted EPS from continuing operations	$(0.14)	$0.42	n/m

Net earnings (includes discontinued operations)	3,402	591	476%

Diluted EPS (includes discontinued operations)	$6.18	$0.81	663%

Cash flow from operations (includes discontinued operations)	(10)	755	n/m

Cash flow from investing activities (includes discontinued operations)	15,513	(234)	n/m

Cash flow from financing (includes discontinued operations)	(13,767)	(545)	n/m

Non-IFRS Financial Measures(1)

Revenues	1,519	1,414	7%	9%

Adjusted EBITDA	285	408	(30%)	(33%)

Adjusted EBITDA margin	18.8%	28.9%	(1010)bp	(1120)bp

Adjusted EBITDA less capital expenditures	129	281	(54%)

Adjusted EBITDA less capital expenditures margin	8.5%	19.9%	(1140)bp

Adjusted earnings	113	159	(29%)

Adjusted EPS	$0.20	$0.22	(9%)	(18%)

Free cash flow (includes discontinued operations)	(167)	506	n/m

(1) Refer to Appendix A for additional information on non-IFRS financial measures. Refer to Appendix B of this management’s discussion for a reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Revenues

Revenues increased in total and in constant currency primarily due to higher recurring revenues and new revenues in our Reuters News business from providing news and editorial content to Refinitiv since October 1, 2018. Organic revenue growth was 3%, driven by 5% growth in recurring revenues, which more than offset a 5% decline in Global Print revenues and a 3% decline in transactions revenues.

Operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

Operating profit, adjusted EBITDA and the related margin declined due to costs and investments to reposition Thomson Reuters following the separation of F&R from our company.

Adjusted EBITDA less capital expenditures and the related margin decreased due to lower adjusted EBITDA and higher capital expenditures.

Thomson Reuters Annual Report 2018

Loss and diluted EPS from continuing operations

The loss from continuing operations, and the related per share amount, compared to earnings in the prior period due to lower operating profit, losses from equity method investments, and higher income tax expense because the prior-year period included a tax benefit from the Tax Act. These factors were partly offset by lower interest expense and other financing costs. Additionally, diluted EPS from continuing operations benefited from lower outstanding common shares due to share repurchases and a share consolidation (reverse stock split) effected as part of our return of capital transaction (see the “Liquidity and Capital Resources – Share Repurchases” section of this management’s discussion and analysis for additional information).

Adjusted earnings and adjusted EPS

Adjusted earnings and the related per share amount decreased primarily due to lower adjusted EBITDA, partially offset by lower interest expense. Additionally, adjusted EPS benefited from foreign currency and lower outstanding common shares due to share repurchases and the share consolidation.

Net earnings and diluted EPS

Net earnings and diluted EPS increased due to a $3.4 billion gain on the sale of a 55% interest in the company’s F&R business. Additionally, diluted EPS from discontinued operations benefited from lower outstanding common shares due to share repurchases and the share consolidation (see the “Liquidity and Capital Resources – Share Repurchases” section of this management’s discussion and analysis for additional information).

Cash flow from operating activities. Net cash provided by operating activities decreased primarily due to costs and investments to reposition Thomson Reuters following the separation of the F&R business from the company, and to the loss of three months of cash flows from our former F&R business in 2018 (compared to 2017 when the business was included for the full year).

Cash flow from investing activities. In 2018, cash provided by investing activities reflected $16.1 billion of net proceeds from the F&R transaction. Investing activities also included acquisition spending of $418 million and capital expenditures of $156 million. The acquisition spending included Integration Point, a global trade management business, as well as a $248 million equity contribution to Refinitiv. In 2017, cash used in investing activities reflected capital expenditures of $240 million, of which $113 million related to F&R and was classified within discontinued operations.

Cash flow from financing activities. Net cash used in financing activities reflected the return of a significant portion of the proceeds from the F&R transaction to shareholders, as well as to repay debt. In the full year of 2018, we returned $10.9 billion to common shareholders through a combination of a substantial issuer bid, return of capital, share repurchases and dividends, and most of this activity occurred in the fourth quarter. We repaid $4 billion of our long-term and short-term debt, including commercial paper. Refer to note 20 of our 2018 annual consolidated financial statements for additional information regarding our issuances and repayments of our long-term obligations.

Free cash flow. Free cash flow decreased primarily because of lower cash flows from operating activities.

Thomson Reuters Annual Report 2018

Segment Results

	Three months ended December 31,
			Change
(millions of U.S. dollars, except margins)	2018	2017	Total	Constant Currency
Revenues
Legal Professionals	599	580	3%	4%
Corporates	315	301	5%	7%
Tax Professionals	248	239	4%	8%
Reuters News	155	75	107%	111%
Global Print	203	219	(7%)	(4%)
Eliminations	(1)	—
Consolidated revenues	1,519	1,414	7%	9%

Adjusted EBITDA
Legal Professionals	221	185	19%	17%
Corporates	87	99	(12%)	(13%)
Tax Professionals	118	97	22%	21%
Reuters News	6	(2)	n/m	n/m
Global Print	88	94	(6%)	(5%)
Corporate costs	(235)	(65)	n/a	n/a
Consolidated adjusted EBITDA	285	408	(30%)	(33%)

Adjusted EBITDA margin
Legal Professionals	36.9%	31.9%	500bp	400bp
Corporates	27.6%	32.9%	(530)bp	(610)bp
Tax Professionals	47.6%	40.6%	700bp	530bp
Reuters News	3.9%	(2.7%)	660bp	330bp
Global Print	43.3%	42.9%	40bp	(50)bp
Corporate costs	n/a	n/a	n/a	n/a

Consolidated adjusted EBITDA margin	18.8%	28.9%	(1010)bp	(1120)bp

Legal Professionals

Revenues increased 3% in total and 4% in constant currency, driven by 4% growth in both recurring and transactions revenues. Revenues from law firms, which represents most of Legal Professionals, increased 2%, while revenues from smaller law firms outside the U.S. increased 8%. Sales to the U.S. government grew 10%. Segment adjusted EBITDA and the related margin increased due to higher revenues and lower expenses, as the prior-year period included severance charges. Foreign currency benefited segment adjusted EBITDA margin by 100bp.

Thomson Reuters Annual Report 2018

Corporates

Revenues increased 5% in total and 7% in constant currency driven by 11% growth in recurring revenues, which more than offset a 10% decline in transactions revenues. The decline in transactions revenues reflected a large government license sale in Latin America in the prior-year period and a decline in Legal Managed Services products. The acquisition of Integration Point contributed 1% to total and recurring revenue growth. Revenues from our large corporate customers, which comprise most of the segment, increased 8%. Revenues from our medium sized corporate customers grew 6% reflecting strong purchases of legal products. The global business declined 1%.

Segment adjusted EBITDA and the related margin decreased, as higher expenses more than offset higher revenues. The increase in expenses included initial costs associated with the creation of the Corporates segment, including higher employee-related costs. Segment adjusted EBITDA margin decline also reflected the dilutive impact of the Integration Point acquisition. Foreign currency benefited segment adjusted EBITDA margin by 80bp.

Tax Professionals

Revenues increased 4% in total and 8% in constant currency driven by 9% growth in recurring revenues, which more than offset a 3% decline in transactions revenues. Revenues from accounting firms in the U.S. increased 7% and in the global business by 19%, reflecting strong sales of our subscription-based products. Revenues from government customers, the smallest component of the Tax Professionals segment, decreased 10% due to lower transactions revenues, which was primarily timing related.

Segment adjusted EBITDA and the related margin increased due to higher revenues and lower expenses in the government business. Foreign currency benefited segment adjusted EBITDA margin by 170bp.

Tax Professionals is a more seasonal business relative to our other businesses, with a higher percentage of its segment adjusted EBITDA historically generated in the fourth quarter and to a slightly lesser extent, the first quarter, due to the release of certain tax products. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year margins are more reflective of the segment’s performance.

Reuters News

Revenues increased due to new revenues from providing news and editorial content to Refinitiv since October 1, 2018. Organic revenue growth, which excludes the Refinitiv contract, was 1%.

Segment adjusted EBITDA and the related margin increased due to lower expenses compared to the prior-year period, which included $9 million of severance charges. Foreign currency benefited segment adjusted EBITDA margin by 330bp.

Global Print

Revenues decreased 7% in total and included a 1% contribution from an acquisition. Revenues decreased 5% organically. The decline was in line with our expectations.

Despite lower expenses, segment adjusted EBITDA and the related margin decreased on a constant currency basis primarily due to the revenue decline. Foreign currency benefited segment adjusted EBITDA margin by 90bp.

Corporate costs

The increase in corporate costs reflected $158 million of investments to reposition our business following the separation of the F&R business from the rest of our company, including acceleration of digital strategies, replication of capabilities that we lost with the separation from Refinitiv and severance.

Thomson Reuters Annual Report 2018

Liquidity and Capital Resources

Capital Strategy

We have a disciplined capital strategy that is aligned with our business strategy. We are focused on ensuring that we have the investment capacity to drive revenue growth, both organically and through acquisitions, while also maintaining our long term financial leverage and credit ratings and continuing to provide returns to shareholders.

In October 2018, we sold a 55% interest in our F&R business to private equity funds managed by Blackstone for approximately $17 billion and retained a 45% interest in the new company which is now known as Refinitiv. We used the proceeds as follows:

•	$10 billion was returned to our shareholders through a $6.5 billion substantial issuer bid/tender offer, a $2.3 billion return of capital transaction and $1.2 billion of share repurchases;

•	$4 billion of debt was repaid;

•

$2 billion was set aside for future reinvestment in our business through strategic acquisitions in key growth segments; however, if we cannot identify suitable acquisition targets in a reasonable timeframe, we will consider using these funds for additional share repurchases; and

•

The remaining $1 billion was set aside for cash taxes, pension contributions, bond redemption costs, and other fees and expenses related to the transaction, including approximately $600 million to reposition our business for growth and scale following the closing of the transaction, some of which has already been spent.

Additionally, during 2018, we returned $900 million to our shareholders through dividends. We spent $478 million on acquisitions, which included a $248 million equity contribution to Refinitiv at the closing of the transaction and $576 million on our products and technology infrastructure related to continuing operations.

Additional information about our substantial issuer bid/tender offer and return of capital transaction is provided in note 25 of our 2018 annual consolidated financial statements. Additional information about share repurchases is provided in the “Share Repurchases” section below.

Our principal sources of liquidity are cash on hand, cash provided by our operations, our commercial paper programs and credit facility. From time to time, we also issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions. We believe that our existing sources of liquidity will be sufficient to fund our expected 2019 cash requirements in the normal course of business.

We believe that our ability to consistently generate significant free cash flow demonstrates the resiliency and stability of our business model. Additionally, we believe that our operational efforts to drive revenue and margin growth will continue to result in strong free cash flow generation. However, in 2019, our free cash flow will be materially impacted by costs to complete the separation of our business from Refinitiv and reposition our company’s growth. We expect that our financial performance in 2020 will reflect the benefits from our actions, without related material costs. See the “Outlook” section of this management’s discussion and analysis for additional information.

The information above in this section is forward-looking and should be read in conjunction with the section entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

Thomson Reuters Annual Report 2018

Cash Flow

Summary of Consolidated Statement of Cash Flow

	Year ended December 31,

(millions of U.S. dollars)	2018	2017	$	Change

Net cash provided by operating activities	2,062	2,029		33

Net cash provided by (used in) investing activities	14,729	(1,047)		15,776

Net cash used in financing activities	(14,936)	(2,490)		(12,446)

increase (decrease) in cash and bank overdrafts	1,855	(1,508)		3,363

Translation adjustments	(20)	9		(29)

Cash and bank overdrafts at beginning of period	868	2,367		(1,499)

Cash and bank overdrafts at end of period	2,703	868		1,835

Non-IFRS Financial Measures(1)

Free cash flow (includes discontinued operations)	1,107	1,032		75

(1) Refer to Appendix A of this management’s discussion and analysis for additional information on our non-IFRS measures.

Operating activities. Cash flow from operating activities increased despite the loss of three months of cash flows from our former F&R business in 2018, compared to 2017 when the business was included for the full year, because the prior year included a $500 million pension plan contribution.

Investing activities. In 2018, cash provided by investing activities included approximately $16.1 billion of net proceeds from the sale of a 55% interest in our F&R business, which were partly offset by acquisition spending of $478 million that included Integration Point, a global trade management business and a $248 million equity contribution to Refinitiv. Capital expenditures were $938 million in 2018 (2017 - $950 million), of which $362 million (2017 - $431 million) related to F&R for the first nine months of 2018 and were included within discontinued operations. Acquisition spending in 2017 was $185 million, which related primarily to the F&R business and was included within discontinued operations.

Financing activities. Net cash used in financing activities reflected the return of a significant portion of the proceeds from the F&R transaction to shareholders, as well as debt repayments. In 2018, we returned $10.9 billion to common shareholders through a combination of a substantial issuer bid, return of capital, share repurchases and dividends. We repaid $4.0 billion of our long-term and short-term debt, including commercial paper. In 2017, we repaid debt of $0.5 billion and returned $2.0 billion to our common shareholders through dividends and share repurchases. Refer to the “Long-term Debt” subsection below and note 20 of our 2018 annual consolidated financial statements for additional information regarding our issuances and repayments of our long-term obligations.

Cash and bank overdrafts. In 2018, we set aside approximately $2 billion of the proceeds from the F&R transaction for future acquisitions or share repurchases. As such, cash and cash equivalents increased from $0.9 billion at December 31, 2017 to $2.7 billion at December 31, 2018.

Free cash flow. The increase in free cash flow reflected the same factors as cash from operating activities.

Additional information about our debt, dividends and share repurchases is as follows:

•

Commercial paper programs. Our $2.0 billion commercial paper programs provide cost-effective and flexible short-term funding. Issuances of commercial paper reached a peak of $2.0 billion during 2018. There was no outstanding commercial paper at December 31, 2018.

•

Credit facilities. We have a $2.4 billion credit facility agreement which matures in November 2021 and may be used to provide liquidity for general corporate purposes (including support for our commercial paper programs). In 2018, we borrowed and repaid $370 million under this credit facility. There were no outstanding borrowings at December 31, 2018. Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 110 basis points. We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $3.0 billion.

Thomson Reuters Annual Report 2018

If our debt rating is downgraded by Moody’s or Standard & Poor’s, our facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at December 31, 2018.

We entered into a second $1.5 billion credit facility agreement in November 2017 that was comprised of a $0.5 billion term loan facility and a $1.0 billion revolving credit facility that we cancelled on October 1, 2018. In 2018, we borrowed and repaid $1.0 billion under this credit facility.

•

Long-term debt. We used part of the proceeds from the sale of a 55% interest in our F&R business to repay $4 billion of debt in October 2018. Additional information about specific debt securities that we repaid is provided in note 20 of our 2018 annual consolidated financial statements. In July 2018, we filed a debt shelf prospectus under which we may issue up to $3.0 billion principal amount of debt securities from time to time through August 2020. We have not issued any debt securities under the prospectus.

•

Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in significantly higher borrowing rates.

In October 2018, following the closing of the F&R transaction, Standard & Poor’s downgraded our long-term debt from BBB+ to BBB and Moody’s added a negative outlook to their rating. As of the date of this management’s discussion and analysis, there have been no other changes to our credit ratings. Our credit ratings continue to be subject to change in the future.

The following table sets forth the credit ratings from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch

Long-term debt	Baa2	BBB	BBB (high)	BBB+

Commercial paper	P-2	A-2	R-2 (high)	F2

Trend/Outlook	Negative Outlook	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for any investor.

•

Dividends. Dividends on our common shares are declared in U.S. dollars. In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend.

Details of dividends declared per common share and dividends paid on common shares in the last two years were as follows:

	Year ended December 31,

(millions of U.S. dollars)	2018	2017

Dividends declared per common share	$1.385	$1.38

Dividends declared	925	991

Dividends reinvested	(25)	(35)

Dividends paid	900	956

Thomson Reuters Annual Report 2018

In October 2018, our board of directors approved a $0.02 per share increase in the annualized dividend to $1.40 per common share, which was effective with our quarterly dividend paid in the fourth quarter of 2018. In February 2019, we increased our annualized dividend rate to $1.44 per common share. Refer to the “Subsequent Events” section of this management’s discussion and analysis for additional information.

•

Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. Our share repurchases are typically effected under a normal course issuer bid (NCIB). As discussed earlier, in 2018, we also repurchased shares under a substantial issuer bid/tender offer, but that transaction was utilized solely to return part of the F&R transaction proceeds to our shareholders.

The maximum number of common shares that we may repurchase under the current NCIB is 32.2 million, which reflects our share consolidation in November 2018. Under our NCIB, we may repurchase common shares between May 30, 2018 and May 29, 2019 in open market transactions on the TSX, the New York Stock Exchange (NYSE) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that our company will pay for shares in open market transactions under the NCIB will be the market price at the time of purchase or such other price as may be permitted by TSX. There were no private agreement purchases in 2018. In 2017, we privately repurchased 6.0 million common shares under our NCIB at a discount to the then-prevailing market price.

Details of share repurchases under our NCIB in the last two years were as follows:

	Year ended December 31,

	2018	2017

Share repurchases (millions of U.S. dollars)	1,174	1,000

Shares repurchased (number in millions)	26.8	22.8

Share repurchases – average price per share in U.S. dollars	$43.87	$43.93

In February 2019, we announced plans to repurchase up to an additional $250 million of our common shares in 2019 (refer to the “Subsequent Events” section of this management’s discussion and analysis for additional information).

Decisions regarding any future repurchases will depend on factors such as market conditions, share price and other opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. We entered into such a plan with our broker on December 27, 2018. As a result, we recorded a $21 million liability in “Other financial liabilities” within current liabilities at December 31, 2018 with a corresponding amount recorded in equity in the consolidated statement of financial position. We did not enter into such a plan at December 31, 2017.

Financial Position

Our total assets were $17.0 billion at December 31, 2018, a decrease of $9.4 billion from December 31, 2017. The decrease reflected the sale of 55% of our former F&R business (see the “Refinitiv Strategic Partnership” section of this management’s discussion and analysis), and our use of the proceeds to return a significant portion of the proceeds to shareholders and repay debt.

Thomson Reuters Annual Report 2018

At December 31, 2018, the carrying amounts of our total current assets exceeded the carrying amounts of our total current liabilities by $2.1 billion, largely because we set aside approximately $2 billion of the proceeds from the F&R transaction for future acquisitions or share repurchases. Normally, our current liabilities exceed our current assets because current liabilities include a significant amount of deferred revenue, which arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products, and therefore when we are in that situation we do not believe it is indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net Debt(1)

	December 31,

(millions of U.S. dollars)	2018	2017

Current indebtedness	3	1,644

Long-term indebtedness	3,213	5,382

Total debt	3,216	7,026

Swaps	76	246

Total debt after swaps	3,292	7,272

Remove fair value adjustments for hedges(2)	4	9

Total debt after currency hedging arrangements	3,296	7,281

Remove transaction costs and discounts included in the carrying value of debt	40	59

Less: cash and cash equivalents(3)	(2,706)	(874)

Net debt	630	6,466

(1) Net debt is a non-IFRS financial measure, which we define in Appendix A of this management’s discussion and analysis.

(2) Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(3) Includes cash and cash equivalents of $24 million and $126 million at December 31, 2018 and 2017, respectively, held in subsidiaries, which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

At December 31, 2018, our total debt position (after swaps) was $3.3 billion. The maturity dates for our term debt are well balanced with no significant concentration in any one year. At December 31, 2018, the average maturity of our term debt was approximately 12 years at an average interest rate (after swaps) of less than 5%, all of which is fixed, and we remain well below our target leverage ratio of net debt to adjusted EBITDA of 2.5:1, given the benefit of the approximately $2 billion in cash and cash equivalents from our F&R transaction that we have set aside for future acquisitions or share repurchases.

The following table illustrates our expected term debt maturities (after swaps) at December 31, 2018.

Thomson Reuters Annual Report 2018

Financial Risk Management

Our global operations expose us to a variety of financial risks, which include market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. Our risk management approach is to minimize the potential adverse economic effects associated with these risks on our financial performance and to ensure we have sufficient liquidity to fund our operations, reinvest in our business, pay dividends and service our debt obligations. Our centralized corporate treasury group is responsible for our financial risk management strategy and operates under strict guidelines and internal control processes. Our corporate treasury group identifies, evaluates and hedges financial risks. The overall approach is under the oversight of our Chief Financial Officer. The section entitled “Financial Risk Management” in note 20 of our 2018 annual consolidated financial statements provides a detailed discussion of the material financial risks that we believe we are exposed to and our approach to mitigating the potential adverse effects on our financial performance.

After the closing of the F&R transaction in October 2018, most of our remaining business is conducted in U.S. dollars. While we continue to be exposed to currency risk, particularly from the British pound sterling, Euro, Canadian dollar, Indian rupee, Brazilian real and Argentine peso, we do not consider our current exposures significant enough to hedge through derivative financial instruments, as we used to do when we wholly owned F&R. We routinely monitor our currency exposures and may enter into derivative financial instruments in the future in order to mitigate our foreign exchange risk. Refer to note 20 of our 2018 annual consolidated financial statements for additional information.

The following charts outline the currency profile of our revenues and operating expenses included in the calculation of adjusted EBITDA for 2018:

We primarily transact in U.S. dollars, however, 21% of our 2018 revenues and 33% of our 2018 expenses were denominated in currencies other than the U.S. dollar. The most significant currencies that we transact in outside of the U.S dollar are the British pound sterling and the Canadian dollar, with the balance spread over several currencies, including the Euro, Brazilian real, Argentine peso, and the Indian rupee. As a higher percentage of our expenses are denominated in foreign currency, changes in foreign exchange rates typically impact the growth in our expenses more than our revenues. In 2018, foreign currency had no impact on our revenue growth, decreased operating expenses by 2%, and increased adjusted EBITDA 1%.

We monitor the financial stability of the foreign countries in which we operate. To mitigate risk of loss, we monitor the creditworthiness of our customers and have policies and procedures for trade receivables collection and global cash management to ensure adequate liquidity is available to us.

We also monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents, as well as those which are counterparties to derivative financial instruments and other arrangements.

Approximately 94% of our cash and cash equivalents at December 31, 2018 were held by subsidiaries outside the U.S. We have historically accessed such funds in a tax efficient manner to meet our liquidity requirements. Due to our legal entity structure, we continue to expect to have access to our funds held by subsidiaries outside the U.S. in a tax efficient manner.

Thomson Reuters Annual Report 2018

Off-Balance Sheet Arrangements, Commitments and Contractual Obligations

The following table summarizes our debt and off-balance sheet contractual obligations:

(millions of U.S. dollars)	2019	2020	2021	2022	2023	Thereafter	Total

Long-term debt(1)	–	–	548	–	600	2,111	3,259

Interest payable(1)	147	147	147	128	128	1,298	1,995

Debt-related hedges outflows	16	16	498	–	–	–	530

Debt-related hedges inflows(2)	(13)	(13)	(423)	–	–	–	(449)

Operating lease payments	91	44	35	32	29	98	329

Unconditional purchase obligations	343	144	58	26	13	4	588

Defined benefit obligations(3)	212	–	–	–	–	–	212

Total	796	338	863	186	770	3,511	6,464

(1) Represents our contractual principal and interest payments. Future cash flows have been calculated using forward foreign exchange rates.

(2) Future cash flows have been calculated using forward foreign exchange rates.

(3) Represents expected contributions to fund our material defined benefit obligations consisting of funded pension plans and expected claims under unfunded pension plans and retiree medical plans. These amounts do not include voluntary contributions that we may elect to make from time to time to our funded plans. We cannot reasonably estimate contributions beyond 2019 because they depend on future economic conditions and plan performance, and may be affected by future government legislation.

We provide further information about our obligations below:

•

Operating leases – We enter into operating leases in the ordinary course of business, primarily for real property and equipment. Lease payments represent scheduled, contractual obligations as per each agreement. With certain leases, we guarantee the restoration of the leased property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Provisions and other non-current liabilities” in our consolidated statement of financial position. Effective January 1, 2019, we will record virtually all of our lease obligations as liabilities on our balance sheet. See the “Recent Accounting Pronouncements” section of this management’s discussion and analysis for additional information.

•

Subsidiary guarantees – For certain real property leases, banking arrangements and commercial contracts, we guarantee the obligations of some of our subsidiaries. We also guarantee borrowings by our subsidiaries under our credit agreement.

•

Unconditional purchase obligations – We have various obligations for materials, supplies, outsourcing and other services contracted in the ordinary course of business. In the table above, certain commitments have been estimated over the contractual period.

•

Defined benefit obligations – We sponsor defined benefit plans that provide pension and other post-employment benefits to covered employees. As of December 31, 2018, the fair value of plan assets for our material funded pension plans was 90% of the plan obligations. In 2018, we contributed $65 million to our material defined benefit plans, including $29 million to plans that were transferred with the F&R transaction. In 2017, we contributed $584 million to our material defined benefit plans, including $500 million to pre-fund our U.S. pension plan. In 2019, we expect to contribute approximately $212 million to our material defined benefit plans, including $167 million that we contributed to a U.K. defined benefit pension plan in February 2019 to satisfy U.K. pension law funding obligations arising from the F&R transaction, $17 million in accordance with the normal funding policy of funded plans and $28 million for claims expected to arise under unfunded and retiree medical plans.

From time to time, we may elect to make voluntary contributions to improve the funded status of the plans. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in us having to make an unexpected contribution. Market-related factors may also affect the timing and amount of contributions. The amount and timing of any future required contributions to pension plans could differ significantly from our estimates at December 31, 2018.

•

Disposition contingencies – In certain disposition agreements, we guarantee indemnification obligations of our subsidiary that sold the business or assets. We believe that based upon current facts and circumstances, additional payments in connection with these transactions would not have a material impact on our consolidated financial statements.

Thomson Reuters Annual Report 2018

•

Refinitiv Warrants – The terms of our investment in Refinitiv include warrants that provide for a potential exchange of value between Blackstone (and its co-investors) and our company at the time of an initial public offering (IPO) or change in control of Refinitiv, depending on the value of Refinitiv at that date. Our equity ownership in Refinitiv could fluctuate between 42.9% and 47.6% depending on which party exercises its warrant and assuming no change to the ownership interests of the parties following the formation of Refinitiv. These warrants are a derivative instrument, recorded within “Other financial assets – non-current” in the consolidated statement of financial position and must be accounted for at fair value each reporting period. Future changes in value will be recorded within “Operating gains, (losses), net,” in the consolidated income statement.

Other than as described above, we do not engage in off-balance sheet financing arrangements and we do not have any interests in unconsolidated special-purpose or structured finance entities.

Contingencies

Lawsuits and Legal Claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

For additional information, please see the “Risk Factors” section of this annual report, which contains further information on risks related to tax matters.

Thomson Reuters Annual Report 2018

Outlook

The information in this section is forward-looking and should be read in conjunction with the part of the “Additional Information” section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

Trends

Our customers’ worlds are becoming more complex, time pressured and economically constrained. They require more knowledge to serve their own customers and better tools to help make the most of their time. We believe that we are well positioned to drive productivity and simplify workflows in the professional world. We remain focused on the following trends impacting our customers:

•

Changing business models – To remain competitive, our customers continue to evolve their business models. We support them by providing solutions that improve productivity. As many of our customers do not wish to build and maintain their own systems, we can leverage our expertise, positioning, brand and scale to become the partner of choice with solutions tailored to their specific workflows.

•

Shift from content to software – While our customers continue to require our trusted content, software increasingly automates or manages professional workflows. More software is offered in the cloud as subscription arrangements, rather than installed on premise as outright licenses. As a result, software businesses are becoming more predictable, similar to information services businesses. As the lines between information and software continue to blur, we plan to increasingly pursue combined software and analytics solutions that are designed to help make our customers’ operations more efficient and profitable.

•

Advanced technologies – Our customers are increasingly focused on the impact of advances in artificial intelligence and machine learning technologies in their industries. Many of our customers consider us a key technology resource and expect us to deliver advanced solutions. We are supporting our customers’ transitions to more technology-enabled solutions, with the launch of Westlaw Edge in 2018 as a recent example.

•

Greater regulatory complexity – As the complex global regulatory environment makes it challenging to do business around the world, many of our customers that operate on a global scale rely on our solutions to help them comply with multiple regulatory regimes.

The competitive landscape is crowded and evolving. Our traditional competitors include information service providers and specialized software providers. In some areas, we also compete with large global accounting firms as they build more proprietary software and information offerings to supplement their advisory businesses. Start-ups continually push the boundaries of our industries as they are typically small, digitally-native SaaS start-ups at the forefront of the technology frontier. In the global news market segment, media companies are enabling broadcasters and publishers with news content in text, pictures, graphics and video form to create programming and content for their consumer audience. While competition continues to be intense, we believe that our strengths – high quality content, deep domain expertise, technology expertise, and strong customer relationships – allow us to take advantage of the changes in the market and to develop scalable solutions.

Priorities

Our new customer segments reflect the key areas where we believe we can create meaningful value for our customers. Our Legal Professionals, Corporates and Tax Professionals segments comprised about 80% of our 2018 revenues and collectively grew 4% organically. We plan to focus our investments in these segments, including expanding our platform approach for our various products and services, and increasingly using artificial intelligence, analytics and the cloud to increase leverage, efficiency, speed and scale for our company and our customers.

To reposition our business for growth, we are focusing on five key priorities in 2019:

•	Deliver higher revenue growth by acquiring new customers, using better analytics, increasing cross-selling and upselling and by improving retention.

•	Create a more customer-focused operating model to better inform how we design our offerings and go to market.

Thomson Reuters Annual Report 2018

•	Serve customers through digital channels, which we expect will enhance the end-to-end experience as well as improve sales efficiency and retention.

•	Simplify our company, including sunsetting or divesting non-strategic products.

•	Invest in our people by creating a flatter and more productive organization by reducing more management layers, allowing our employees to be more agile in serving our customers.

Financial Outlook

The following table sets forth our 2019 and 2020 full-year outlook. We have provided a full-year outlook for two years because 2019 will be materially impacted by costs to complete the separation of our business from Refinitiv and reposition our company for growth, while 2020 should represent the first year that our financial performance will reflect the benefits from our actions, without related material costs. The outlook for 2019 and 2020:

•	Assumes constant currency rates relative to 2018; and

•	Does not factor in the impact of any acquisitions or divestitures that may occur during the year.

Non-IFRS Financial Measures	2018 Actual	2019 Outlook	2020 Outlook

Revenues	4%(1)	7.0% – 8.5%(2)	3.5% – 4.5%

Adjusted EBITDA	$1.4 billion	$1.4 billion – $1.5 billion	n/a

Adjusted EBITDA margin	n/a	n/a	30.0% – 31.0%

Total Corporate costs	$499 million(3)	Approximately $570 million	$140 million – $190 million

Core Corporate costs	$140 million	Approximately $140 million	Approximately $140 million

Stranded costs	$87 million	Approximately $100 million	Approximately $0 – $50 million

One-Time costs	$272 million	Approximately $330 million	–

Free cash flow	$1.1 billion	$0 – $300 million	$1.0 billion – $1.2 billion

Capital expenditures, as a percentage of revenues	Approximately 10%	Approximately 9%	7.5% – 8.0%

Depreciation and amortization of computer software	$510 million	$600 million – $625 million	To be determined

Interest expense	$260 million	$150 million – $175 million	To be determined

Effective tax rate on adjusted earnings	15%	16% – 19%	Approximately 20%

(1) 2018 organic revenue growth was 2.5%.

(2) 2019 organic revenue growth is expected to be 3% – 3.5%. For purposes of the organic growth calculation, the company’s 30-year agreement with Refinitiv that was signed on October 1, 2018 is treated as an acquisition until October 1, 2019.

(3) 2018 corporate costs include expenses of $466 million that are part of adjusted EBITDA and $33 million of capital spending, which is not part of adjusted EBITDA.

Total Corporate costs include our core corporate costs, as well as the following:

•

Stranded costs, which we define as costs that will not be eliminated with the sale of the 55% interest in F&R, as well as costs due to dis-synergies from losing certain benefits of scale from the transaction; and

•

Costs and investments to reposition the ongoing Thomson Reuters business following the separation of F&R from the rest of the company, of which a portion is expected to be capital expenditures that will not impact adjusted EBITDA.

The outlook above includes the impact of a new lease accounting standard effective in 2019, which is expected to increase both adjusted EBITDA and depreciation and amortization of computer software by approximately $40 million in 2019 and approximately $50 million in 2020. The new accounting standard has no impact on free cash flow.

Thomson Reuters Annual Report 2018

The following table summarizes our material assumptions and risks that may cause actual performance to differ from our expectations as set forth in our 2019 and 2020.

Revenues

Material assumptions	Material risks

• Gross domestic product (GDP) growth in the United States (77% of 2018 revenues) and secondarily, in other countries where we operate

• Continued increase in the demand and need for high quality information and tools that help automate or manage workflow solutions and drive productivity and efficiency

• Continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory and geopolitical and commercial changes, developments and environments

• Continued increase in customers seeking software-as-a-service or other cloud-based offerings

• Continued growth in our recurring and transaction revenues which exceed the anticipated declines in our Global Print business

• Acquisition of new customers by enhancing our digital platforms and propositions and through other sales initiatives

• Improvement in customer retention through commercial simplification efforts and customer service improvements

• Continued ability to combine information, technology and human expertise in offerings that meet evolving customer demands and needs

• Global economic uncertainty due to factors including continued regulatory reform around the world and changes in the political environment may limit business opportunities for our customers, lowering their demand for our products and services

• Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product or customer support initiatives

• Pressure on certain customers may constrain the number of professionals employed

• Competitive pricing actions and product innovation could impact our revenues

• Our sales and products initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA and Adjusted EBITDA margin

Material assumptions	Material risks

• Our ability to achieve revenue growth targets

• Business mix continues to shift to higher-growth product offerings

• Continued investment in growth markets, customer service, product development and digital capabilities

• Our ability to reduce stranded costs related to the F&R transaction and the separation of the two businesses are in line with our estimates and less than $50 million in 2020

• Successful execution of a number of efficiency initiatives that are expected to generate cost savings, such as reducing headcount, office locations and the number of products offered by our company and the leveraging of fewer, shared technology platforms

• Same as the risks above related to the revenue outlook

• The costs of required investments exceed expectations or actual returns are below expectations

• Acquisition and disposal activity may dilute adjusted EBITDA margin

• The costs that we incur to reposition our business following the separation of F&R from the rest of the company may be higher than current expectations

• Our cost base reductions may be lower than current expectations

Free Cash Flow

Material assumptions	Material risks

• Our ability to achieve our revenue, adjusted EBITDA and adjusted EBITDA margin targets

• Capital expenditures expected to be approximately 9% of revenues in 2019 and between 7.5% and 8.0% of revenues in 2020

• Same as the risks above related to the revenue, adjusted EBITDA and adjusted EBITDA margin outlook

• A weaker macroeconomic environment could negatively impact working capital performance

• Capital expenditures may be higher than currently expected resulting in higher cash outflows

• The timing and amount of tax payments to governments may differ from our expectations

Thomson Reuters Annual Report 2018

Effective tax rate on adjusted earnings

Material assumptions	Material risks

• Our ability to achieve our adjusted EBITDA target

• The mix of taxing jurisdictions where we recognized pre-tax profit or losses in 2018 does not significantly change

• No unexpected changes in tax laws and treaties within the jurisdictions where we operate.

• Depreciation and amortization of computer software between $600 and $625 million in 2019.

• Interest expense between $150 and $175 million in 2019.

• Same as the risks above related to adjusted EBITDA

• A material change in the geographical mix of our pre-tax profits and losses

• A material change in current tax laws or treaties to which we are subject, and did not expect

• Depreciation and amortization of computer software as well as interest expense may be significantly higher or lower than expected

Our Outlook contains various non-IFRS financial measures. We believe that providing reconciliations of forward-looking non-IFRS financial measures in our Outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for Outlook purposes only, we are unable to reconcile these non-IFRS measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the 2019 through 2020 impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, we cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not currently anticipate.

Related Party Transactions

As of March 6, 2019, Woodbridge beneficially owned approximately 65% of our shares.

Transactions with Woodbridge

From time to time, in the normal course of business, we enter into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings and are not significant to our results of operations or financial condition either individually or in the aggregate.

In April 2018, we sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $16 million. The subsidiary’s assets consisted of accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in our consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. A gain of $16 million was recorded within “Other operating gains, net” within the consolidated income statement. In connection with this transaction, our board of directors’ Corporate Governance Committee obtained an independent fairness opinion. We utilized the independent fairness opinion to determine that the negotiated price between us and the purchaser was reasonable. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

In October 2018, we returned approximately $6.5 billion to our shareholders pursuant to a substantial issuer bid/tender offer under which we repurchased approximately 138 million shares at a price of $47 per share. As part of this transaction, Woodbridge sold approximately 88.9 million shares through a proportionate tender which allowed it to maintain its equity ownership percentage in Thomson Reuters prior to the transaction. Woodbridge effected its proportionate tender offer through a Qualifying Holdco Alternative (as described in the offer documents), which our company also offered to other shareholders to assist them in achieving certain Canadian tax objectives without having adverse consequences to our company or other shareholders.

Transactions with Refinitiv

In October 2018, we sold a 55% interest in our former F&R business to private equity funds managed by Blackstone for approximately $17 billion and retained a 45% interest in the new company, which is now known as Refinitiv.

Thomson Reuters Annual Report 2018

As part of the transaction, Reuters News and Refinitiv entered into an agreement which has a term of 30 years from October 1, 2018 pursuant to which Reuters News will supply news and editorial content to the Refinitiv partnership for a minimum of $325 million per year. For the year ended December 31, 2018, we recorded revenues under this agreement of $81 million. For the duration of the agreement, Refinitiv also may license the “Reuters” mark to brand its products and services, subject to certain contractual restrictions. For the year ended December 31, 2018, we recorded $6 million of income in “Other operating gains, net,” within the consolidated income statement under this license.

Additionally, our company and Refinitiv sell products and services to each other in the normal course of business. These transactions are not significant to our company’s results of operations or financial condition either individually or in the aggregate.

To facilitate the separation, our company and Refinitiv agreed to provide certain operational services to each other, including technology and administrative services, for a specified multi-year period. Additionally, our company and Refinitiv extended property leases to each other. For the year ended December 31, 2018, we recorded the following amounts as expense or contra-expense, as applicable, related to these transactions:

(millions of U.S. dollars)	Provided by Thomson Reuters to Refinitiv Contra-expense	Provided by Refinitiv to Thomson Reuters (Expense)

Transitional services	12	(21)

Properties leased	16	(14)

We included $42 million of minimum lease payments owed to Refinitiv under non-cancellable leases in our disclosure of minimum lease payments (see the “Off-Balance Sheet Arrangements, Commitments and Contractual Obligations” section of this management’s discussion and analysis for additional information). Refinitiv owes us minimum lease payments of $58 million under non-cancellable lease agreements. Additionally, we included $113 million of purchase obligations to Refinitiv related to certain operational services, including technology and administrative services, in our disclosure of future unconditional purchase obligations. (see the “Off-Balance Sheet Arrangements, Commitments and Contractual Obligations” section of this management’s discussion and analysis for additional information). Refinitiv has $54 million of purchase obligations to us for similar operational services.

At December 31, 2018, the consolidated statement of financial position included a receivable from Refinitiv of $332 million and a payable to Refinitiv of $249 million related to all transactions between the two companies.

Transactions with other associates and joint ventures

From time to time, we enter into transactions with our investments in other associates and joint ventures. These transactions typically involve providing or receiving services in the normal course of business.

In connection with the 2008 acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity owned by a subsidiary of Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York. On October 1, 2018, the lease was transferred to Refinitiv as part of the F&R transaction. The lease provided us with approximately 690,000 square feet of office space. We retained our investment in 3XSQ Associates, which we account for using the equity method. Prior to the closing of the F&R transaction, our costs under this lease arrangement for rent, taxes and other expenses were $34 million in 2018 (2017 – $40 million).

Subsequent Events

2019 dividends

In February 2019, we announced a $0.04 per share increase in the annualized dividend to $1.44 per common share, which was approved by our board of directors. A quarterly dividend of $0.36 per share will be paid on March 20, 2019 to shareholders of record as of March 8, 2019.

Pension contribution

In February 2019, we contributed $167 million to a U.K. defined benefit pension plan to satisfy U.K. pension law funding obligations arising from the sale of a 55% interest in our F&R business.

Share repurchases

In February 2019, we announced plans to repurchase up to an additional $250 million of our common shares in 2019. The completion of this program will depend on factors such as market conditions, share price and other opportunities to invest capital for growth.

Thomson Reuters Annual Report 2018

Changes in Accounting Policies

Effective January 1, 2018, we adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and made the following changes:

•	Revenues for certain term licenses of intellectual property are recognized at the time control is transferred to the customer, rather than over the license term.

•	Certain contingent payouts are recognized as a reduction of revenue, rather than as expense.

•	Additional commission expense for sales employees is deferred and a substantial portion of these deferrals will be amortized over three years.

We adopted IFRS 15 using the modified retrospective method. Accordingly, the cumulative effect of adoption of $172 million was recognized as an adjustment to the opening balance of retained earnings at January 1, 2018 to reflect an increase in total assets of $150 million due to the deferral of additional commission expense for sales employees and a decrease in total liabilities of $22 million primarily related to adjustments to deferred revenue. Comparative information was not restated.

IFRS 15 did not have a material impact on the consolidated income statement and no impact on cash flows for the year ended December 31, 2018. In the consolidated statement of financial position, total assets increased $152 million and total liabilities decreased $21 million at December 31, 2018, compared to December 31, 2017.

Effective January 1, 2018, we also adopted IFRS 9, Financial Instruments (IFRS 9). IFRS 9 introduces new requirements for classification and measurement, impairment and hedge accounting. We adopted IFRS 9 using the retrospective method and, as permitted by the standard, elected not to restate prior-year period amounts. IFRS 9 did not have a material impact on the consolidated income statement, cash flow and financial position for the year ended December 31, 2018.

Thomson Reuters Annual Report 2018

Recent Accounting Pronouncements

Pronouncements issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are not applicable or consequential to our company have been excluded from the discussion below.

Pronouncements effective for annual periods beginning January 1, 2019:

IFRS 16	Leases

IFRS 16 introduces a single lease accounting model, eliminating the existing distinction between operating and finance leases for lessees. The standard requires a lessee to recognize right-of-use assets and lease liabilities on the statement of financial position for almost all leases having a term of more than 12 months. In anticipation of the adoption, we evaluated the impact of the standard, are making changes to our processes and internal controls and implementing a new lease accounting system. We will adopt the standard using the modified retrospective method, whereby the cumulative effect of adoption will be recognized as an adjustment to retained earnings at January 1, 2019, and comparative period information will not be adjusted. We will apply certain practical expedients and elections to our January 1, 2019 adoption impact. Specifically, we have elected to:

•    Continue to treat contracts determined to be leases under the prior accounting standard as leases under IFRS 16;

•    Measure all right-of-use-assets and lease liabilities, regardless of commencement date, using discount rates as of January 1, 2019;

•    Retain prior assessments of onerous lease contracts under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, rather than reperforming an impairment review; and

•    Exclude from recognized assets and liabilities, as applicable: (a) direct costs to enter the lease (b) leases with a remaining term of 12 months or less from January 1, 2019 and (c) low-value leases, all of which will continue to be accounted for as “Operating expenses” in the consolidated income statement.

We expect that IFRS 16 will increase our assets and liabilities by approximately $200 million. Approximately $40 million of lease expense will be reclassified from operating expenses to depreciation and interest expense. The reclassification will increase adjusted EBITDA, our segment profitability measure, but will not materially impact net earnings. There will be no impact on consolidated cash flows, however, cash flows from operating activities will increase as cash payments from the principal portion of lease obligations will be reclassified to cash flows from financing activities. The timing of the transition of certain lease arrangements in connection with our separation from Refinitiv may impact our estimate of the adjusted EBITDA benefit from the accounting standard. We will provide additional disclosures required by the new standard beginning with our results for the first quarter of 2019.

IAS 19	Employee Benefits

IAS 19 amendments, Plan Amendment, Curtailment or Settlement, clarifies the accounting for amendments curtailments or settlements for defined benefit plans. These changes require an entity to remeasure its defined benefit liability and use the updated assumptions from the remeasurement to determine current service and net interest for the remainder of the reporting period after the change. We do not expect the IAS 19 amendments to have a material impact on our consolidated financial statements.

Thomson Reuters Annual Report 2018

IFRIC 23	Uncertainty over Income Tax Treatments

IFRIC 23 adds to the requirements of IAS 12, Income Taxes, by specifying how to reflect the effects of uncertainty in the accounting for income taxes. An uncertainty arises when it is unclear how a tax law applies to a particular transaction, or whether a taxation authority will accept a company’s tax treatment. We do not expect IFRIC 23 to have a material impact on our consolidated financial statements.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Refer to Appendix E of this management’s discussion and analysis for additional information on our critical accounting estimates and judgments.

Additional Information

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We are engaged in a long-term efficiency initiative which impacts our financial reporting. We are enhancing our order-to-cash (OTC) applications and related workflow processes in phases over multiple years. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline and automate processes across our organization through this initiative.

As we are implementing this initiative in phases over an extended period, the nature and extent of activity will vary by quarter. In certain quarters, we may have limited or no activity. The initiative could result in material changes to our internal control over financial reporting depending on the nature and volume of work completed, as we will continue to modify the design and documentation of the related internal control processes and procedures, as necessary.

Additionally, as part of the F&R transaction, we separated the F&R business from the rest of the company. The separation included the transfer of a significant number of employees who perform accounting and reporting functions. While management does not anticipate material changes in key controls over our financial reporting processes, a number of key controls are performed under transition service arrangements between Thomson Reuters and Refinitiv.

Except as described above, there was no change in our internal control over financial reporting during 2018 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018, and based on that assessment determined that our internal control over financial reporting was effective. Refer to our 2018 annual consolidated financial statements for our management’s report on internal control over financial reporting.

Thomson Reuters Annual Report 2018

Share Capital

As of March 6, 2019, we had outstanding 501,173,805 common shares, 6,000,000 Series II preference shares, 8,438,328 stock options and a total of 4,522,555 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public Securities Filings and Regulatory Announcements

You may access other information about our company, including our 2018 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov. These filings also include additional information about the F&R transaction.

Cautionary Note Concerning Factors That May Affect Future Results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, the 2019 and 2020 business outlook and statements about the anticipated benefits of the Refinitiv strategic partnership and the company’s views about the potential future value of its interest in Refinitiv; future growth, profitability and efficiency expectations and opportunities for Thomson Reuters and its Legal Professionals, Corporates and Tax Professionals segments (including, without limitation, the estimated future growth of the market segments in which Thomson Reuters’ businesses operate); the company’s plans to target acquisitions using approximately $2 billion of the proceeds from the F&R transaction; the company’s plans to make future share repurchases; and expectations for Corporate costs, headcount and office locations. The words “expect”, “believe”, “target” and “will” and similar expressions identify forward-looking statements. While we believe that we have a reasonable basis for making forward-looking statements in this management’s discussion and analysis, they are not a guarantee of future performance or outcomes and there is no assurance that the events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this management’s discussion and analysis include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of telecommunications, data centers, network systems or the Internet; increased accessibility to free or relatively inexpensive information sources; failure to meet the challenges involved in operating globally; failure to maintain a high renewal rate for recurring, subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to adapt to organizational changes and effectively implement strategic initiatives; failure to attract, motivate and retain high quality management and key employees; failure to protect the brands and reputation of Thomson Reuters; inadequate protection of intellectual property rights; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; failure to derive fully the anticipated benefits from the sale of our former F&R business and the Refinitiv strategic partnership with Blackstone; failure to efficiently complete the separation of Refinitiv from Thomson Reuters; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements, risk of antitrust/competition-related claims or investigations; impairment of goodwill and other identifiable intangible assets; and actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited. Additional factors are discussed in the “Risk Factors” section of this annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Our company’s 2019 and 2020 business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances.

Thomson Reuters Annual Report 2018

Our company has provided a business outlook for the purpose of presenting information about current expectations for 2019 and 2020. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies. Except for free cash flow and ROIC, all our non-IFRS measures exclude the results of the F&R business, which was reported as a discontinued operation through October 1, 2018, the closing date of the sale and as an equity investment in Refinitiv from October 1, 2018.

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Segment adjusted EBITDA, consolidated adjusted EBITDA and the related margins

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items.

Consolidated adjusted EBITDA is comprised of segment adjusted EBITDA from each reportable segment and Corporate costs.

The related margins are expressed as a percentage of revenues.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used to assess our ability to incur and service debt.

Earnings from continuing operations
Adjusted EBITDA less capital expenditures and the related margin
Adjusted EBITDA less capital expenditures. The related margin is expressed as a percentage of revenues.	Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.	Earnings from continuing operations

Thomson Reuters Annual Report 2018

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted earnings and adjusted EPS

Net earnings and per share:

• excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain impairment charges, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We calculate the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

• We also deduct dividends declared on preference shares.

	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Net earnings and diluted earnings per share
Adjusted EPS is calculated using diluted weighted-average shares.

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to pre-tax adjusted earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full-year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.

Net debt

Total indebtedness, including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments, less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)
Free cash flow (includes free cash flow from continuing and discontinued operations)

Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, dividends paid on our preference shares, and dividends paid to non-controlling interests from discontinued operations.

	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities

Thomson Reuters Annual Report 2018

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Return on invested capital (ROIC)
Adjusted operating profit after net taxes paid expressed as a percentage of the average adjusted invested capital during the period.	Provides a measure of how efficiently we allocate resources to profitable activities and is indicative of our ability to create value for our shareholders.

IFRS does not require a measure comparable to ROIC. Refer to our calculation of ROIC in Appendix D for a reconciliation of the components in the calculation to the most directly comparable IFRS measure.

Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

• Revenues

• Operating expenses

Non-IFRS Measures:

• Adjusted EBITDA and adjusted EBITDA margin

• Adjusted EPS

Provides better comparability of business trends from period to period.

Our reporting currency is the U.S. dollar. However, we conduct activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

For each non-IFRS measure, refer to the definitions above for the most directly comparable IFRS measure

Thomson Reuters Annual Report 2018

Appendix B

This appendix provides reconciliations of certain non-IFRS measures to the most directly comparable IFRS measure that are not presented elsewhere in this management’s discussion and analysis.

Reconciliation of (Loss) Earnings from Continuing Operations to Adjusted EBITDA and Adjusted EBITDA Less Capital Expenditures

	Three months ended December 31,			Year ended December 31,
(millions of U.S. dollars, except margins)	2018	2017	Change	2018	2017	Change
(Loss) earnings from continuing operations	(76)	302	n/m	180	637	(72%)
Adjustments to remove:
Tax (benefit) expense	(11)	(160)		141	(134)
Other finance (income) costs	(3)	25		(13)	170
Net interest expense	19	87		260	357
Amortization of other identifiable intangible assets	26	32		109	135
Amortization of computer software	106	92		400	357
Depreciation	27	28		110	113
EBITDA	88	406		1,187	1,635
Adjustments to remove:
Share of post-tax losses in equity method investments	217	-		212	4
Other operating gains, net	(16)	-		(29)	(48)
Fair value adjustments	(4)	2		(5)	-
Adjusted EBITDA	285	408	(30%)	1,365	1,591	(14%)
Deduct: capital expenditures, less proceeds from disposals	(156)	(127)		(576)	(519)
Adjusted EBITDA less capital expenditures	129	281	(54%)	789	1,072	(26%)
Adjusted EBITDA margin	18.8%	28.9%	(1010)bp	24.8%	30.0%	(520)bp
Adjusted EBITDA less capital expenditures margin	8.5%	19.9%	(1140)bp	14.3%	20.2%	(590)bp

Thomson Reuters Annual Report 2018

Reconciliation of Net Earnings to Adjusted Earnings and Adjusted Earnings Per Share

	Three months ended December 31,				Year ended December 31,
			Change				Change
(millions of U.S. dollars, except per share amounts and share data)	2018	2017	Total	Constant Currency	2018	2017	Total	Constant Currency
Net earnings	3,402	591	476%		4,039	1,459	177%
Adjustments to remove:
Fair value adjustments	(4)	2			(5)	-
Amortization of other identifiable intangible assets	26	32			109	135
Other operating gains, net	(16)	-			(29)	(48)
Other finance (income) costs	(3)	25			(13)	170
Share of post-tax losses in equity method investments	217	-			212	4
Tax on above items(1)	(56)	(5)			(74)	(17)
Tax items impacting comparability(1)	26	(205)			126	(204)
Earnings from discontinued operations, net of tax	(3,478)	(289)			(3,859)	(822)
Interim period effective tax rate normalization	-	8			-	-
Dividends declared on preference shares	(1)	-			(3)	(2)
Adjusted earnings	113	159	(29%)		503	675	(25%)
Adjusted EPS	$0.20	$0.22	(9%)	(18%)	$0.75	$0.94	(20%)	(22%)
Diluted weighted-average common shares (millions)	551.3	713.0			668.2	720.2

(1) See the “Results of Operations – Tax expense (benefit)” section of this management’s discussion and analysis for additional information.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

	Three months ended December 31,		Year ended December 31,
(millions of U.S. dollars)	2018	2017	2018	2017
Net cash (used in) provided by operating activities	(10)	755	2,062	2,029
Capital expenditures	(156)	(127)	(576)	(519)
Proceeds from disposals of property and equipment	-	-	27	-
Capital expenditures from discontinued operations	-	(113)	(362)	(431)
Other investing activities	(1)	2	18	18
Other investing activities from discontinued operations	1	5	1	3
Dividends paid on preference shares	(1)	-	(3)	(2)
Dividends paid to non-controlling interests from discontinued operations	-	(16)	(60)	(66)
Free cash flow	(167)	506	1,107	1,032

Thomson Reuters Annual Report 2018

Reconciliation of Changes in Segment and Consolidated Revenues, Adjusted EBITDA and the Related Margin, and Consolidated Operating Expenses and Adjusted EPS, Excluding the Effects of Foreign Currency

	Three months ended December 31,
			Change
(millions of U.S. dollars)	2018	2017	Total	Foreign Currency	Constant Currency
Revenues
Legal Professionals	599	580	3%	(1%)	4%
Corporates	315	301	5%	(2%)	7%
Tax Professionals	248	239	4%	(4%)	8%
Reuters News	155	75	107%	(4%)	111%
Global Print	203	219	(7%)	(3%)	(4%)
Eliminations	(1)	-
Consolidated revenues	1,519	1,414	7%	(2%)	9%

	Three months ended December 31,
			Change
(millions of U.S. dollars, except margins)	2018	2017	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	221	185	19%	2%	17%
Corporates	87	99	(12%)	1%	(13%)
Tax Professionals	118	97	22%	1%	21%
Reuters News	6	(2)	n/m	n/m	n/m
Global Print	88	94	(6%)	(1%)	(5%)
Corporate costs	(235)	(65)	n/a	n/a	n/a
Consolidated adjusted EBITDA	285	408	(30%)	3%	(33%)

Adjusted EBITDA margin
Legal Professionals	36.9%	31.9%	500bp	100bp	400bp
Corporates	27.6%	32.9%	(530)bp	80bp	(610)bp
Tax Professionals	47.6%	40.6%	700bp	170bp	530bp
Reuters News	3.9%	(2.7%)	660bp	330bp	330bp
Global Print	43.3%	42.9%	40bp	90bp	(50)bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	18.8%	28.9%	(1010)bp	110bp	(1120)bp

	Three months ended December 31,
			Change
(millions of U.S. dollars, except per share amounts)	2018	2017	Total	Foreign Currency	Constant Currency
Consolidated operating expenses	1,230	1,008	22%	(5%)	27%

Consolidated adjusted EPS	$0.20	$0.22	(9%)	9%	(18%)

Thomson Reuters Annual Report 2018

Reconciliation of Changes in Segment and Consolidated Revenues, Adjusted EBITDA and the Related Margin, and Consolidated Operating Expenses and Adjusted EPS, Excluding the Effects of Foreign Currency (continued)

	Year ended December 31,
			Change
(millions of U.S. dollars)	2018	2017	Total	Foreign Currency	Constant Currency
Revenues
Legal Professionals	2,373	2,284	4%	-	4%
Corporates	1,238	1,186	4%	(1%)	5%
Tax Professionals	794	767	4%	(2%)	6%
Reuters News	370	296	25%	1%	24%
Global Print	728	764	(5%)	(2%)	(3%)
Eliminations	(2)	-
Consolidated revenues	5,501	5,297	4%	-	4%

	Year ended December 31,
			Change
(millions of U.S. dollars, except margins)	2018	2017	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	816	794	3%	1%	2%
Corporates	395	411	(4%)	-	(4%)
Tax Professionals	273	252	8%	(1%)	9%
Reuters News	27	27	-	19%	(19%)
Global Print	320	335	(4%)	-	(4%)
Corporate costs	(466)	(228)	n/a	n/a	n/a
Consolidated adjusted EBITDA	1,365	1,591	(14%)	1%	(15%)

Adjusted EBITDA margin
Legal Professionals	34.4%	34.8%	(40)bp	20bp	(60)bp
Corporates	31.9%	34.7%	(280)bp	40bp	(320)bp
Tax Professionals	34.4%	32.9%	150bp	60bp	90bp
Reuters News	7.3%	9.1%	(180)bp	130bp	(310)bp
Global Print	44.0%	43.8%	20bp	50bp	(30)bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	24.8%	30.0%	(520)bp	40bp	(560)bp

	Year ended December 31,
			Change
(millions of U.S. dollars, except per share amounts)	2018	2017	Total	Foreign Currency	Constant Currency
Consolidated operating expenses	4,131	3,706	11%	(2%)	13%

Consolidated adjusted EPS	$0.75	$0.94	(20%)	2%	(22%)

Thomson Reuters Annual Report 2018

Reconciliation of weighted-average diluted shares used in adjusted EPS

Because we reported a net loss for continuing operations under IFRS for the three months ended December 31, 2018, the weighted-average number of common shares used for basic and diluted loss per share is the same, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since our non-IFRS measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

Three months ended December 31,

(weighted-average common shares)	2018

IFRS: Basic and diluted	550,091,316

Effect of stock options and other equity incentive awards	1,217,214

Non-IFRS diluted	551,308,530

Thomson Reuters Annual Report 2018

Appendix C

Information about Refinitiv

As of October 1, 2018, our company owns a 45% interest in Refinitiv, which was formerly our wholly owned F&R business. 55% of Refinitiv is owned by private equity funds managed by Blackstone. An affiliate of Canada Pension Plan Investment Board and an affiliate of GIC invested alongside Blackstone. Beginning with the fourth quarter of 2018, our IFRS results include our 45% share of Refinitiv’s results reported in a single line item on our consolidated income statement titled “Share of post-tax losses in equity method investments.” Our non-IFRS measures, including adjusted earnings, exclude our share of post-tax results in Refinitiv and other equity method investments.

Because Refinitiv has only been in existence since October 1, 2018, there are no financial statements for the business for the full year ended December 31, 2018. The table below sets forth selected financial information for 100% of Refinitiv for the fourth quarter of 2018, on both an IFRS and non-IFRS basis, as well as a reconciliation between the two bases, as provided to us from Refinitiv for inclusion in our management’s discussion and analysis. A reconciliation from Refinitiv’s IFRS measures to its non-IFRS measures is also included in this appendix. The information for the fourth quarter of 2017 that was previously reported for the F&R business by our company is not fully comparable to Refinitiv’s current basis of presentation, as Refinitiv must apply accounting rules related to the purchase of the business and because Refinitiv defines its non-IFRS measures differently than our company. To provide a reasonable basis to assess revenue trends for the business, we have noted the 2017 revenues, as previously reported by us on a discontinued operations basis prior to the change in ownership, and provided a supplemental change before currency and purchase accounting adjustments.

The following information, which has been provided by Refinitiv, is unaudited.

	Three months ended December 31,

			Change

(millions of U.S. dollars, except margin)	Refinitiv Actuals 2018	As Reported by Thomson Reuters 2017	Total	Before Currency & Purchase Accounting Adjustments
IFRS Measures
Revenues	1,550	1,532	1%	3%

Net loss	(477)
Cash flow from operations	299
Capital expenditures	70
Debt at December 31, 2018	12,989
Preferred equity at December 31, 2018	963
Non-IFRS Measures
Adjusted EBITDA	486
Adjusted EBITDA margin	31.4%
Free cash flow	210

Thomson Reuters Annual Report 2018

Reconciliation of Net Loss to Adjusted EBITDA

Three months ended December 31,

(millions of U.S. dollars, except margin)	2018
Net loss	(477)
Adjustments to remove:
Tax benefit	(58)
Finance costs	201
Depreciation and amortization	472
EBITDA	138
Adjustments to remove:
Other operating losses	23
Fair value adjustments	(7)
Transformation related costs	332
Adjusted EBITDA	486
Adjusted EBITDA margin	31.4%

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

Three months ended December 31,

(millions of U.S. dollars)	2018
Net cash provided by operating activities	299
Capital expenditures	(70)
Dividends paid to non-controlling interests	(19)
Free cash flow	210

Thomson Reuters Annual Report 2018

Appendix D

Calculation of Return on Invested Capital (ROIC)

We calculate ROIC as adjusted operating profit after net taxes paid expressed as a percentage of the average invested capital during the period. Invested capital represents our net operating assets that contribute to, or arise from, our post-tax adjusted operating profit.

The following table provides the calculation of our ROIC for 2018 and 2017.

(millions of U.S. dollars)	2018	2017
Calculation of adjusted operating profit after taxes
Operating profit	780	1,034
Adjustments to remove:
Amortization of other identifiable intangible assets	109	135
Fair value adjustments	5	-
Other operating gains, net	(29)	(48)
Adjusted operating profit – continuing operations	865	1,121
Net cash taxes paid on continuing operations	(270)	(57)
Post-tax adjusted operating profit- continuing operations	595	1,064
Post–tax adjusted operating profit- discontinued operations	1,366	1,165
Consolidated post-tax adjusted operating profit	1,961	2,229
Calculation of invested capital
Trade and other receivables	1,313	1,457
Prepaid expenses and other current assets	434	548
Computer hardware and other property, net	473	921
Computer software, net	908	1,458
Other identifiable intangible assets (excludes accumulated amortization)	5,803	11,627
Goodwill(1)	4,176	15,268
Payables, accruals and provisions	(1,549)	(2,086)
Deferred revenue	(815)	(937)
Present value of operating leases(2)	198	1,079
Total invested capital(3)	10,941	29,335
Average invested capital	20,138	28,817
Return on invested capital	9.7%	7.7%

(1) Goodwill excludes deferred taxes of $0.9 billion and $2.6 billion in 2018 and 2017, respectively, arising from acquisition accounting. Goodwill has not been reduced for accumulated impairment of $2.8 billion in 2017.

(2) Represents the present value of operating leases primarily for real property and equipment contracted in the ordinary course of business.

(3) Invested capital excludes: other financial assets and liabilities, including cash and debt; equity method investments, other non-current assets; deferred taxes; and provisions and other non-current liabilities, which are largely comprised of defined benefit plan obligations.

We measure our ROIC to assess, over the long term, our ability to create value for our shareholders. Our goal is to increase this return over the long term by using our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability.

ROIC increased to 9.7% in 2018 from 7.7% in 2017 primarily due to lower total invested capital in 2018 from the sale of a 55% interest in our F&R business.

Thomson Reuters Annual Report 2018

Appendix E

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The following discussion sets forth management’s:

•	most critical estimates and assumptions in determining the value of assets and liabilities; and

•	most critical judgments in applying accounting policies.

Critical accounting estimates and assumptions

Allowance for doubtful accounts and sales adjustments

We must make an assessment of whether accounts receivable are collectible from customers. Accordingly, we establish an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends, past experience and expected credit losses. If future collections differ from estimates, future earnings would be affected. At December 31, 2018, the combined allowances were $63 million, or 6%, of the gross trade accounts receivable balance of $1.1 billion. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax earnings by approximately $11 million for the year ended December 31, 2018.

Computer software

Computer software represented $0.9 billion of total assets in the consolidated statement of financial position at December 31, 2018. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software licensed directly to customers. As part of the software development process, we must estimate the expected period of benefit over which capitalized costs should be amortized. The basis of these estimates includes the timing of technological obsolescence, competitive pressures, historical experience and internal business plans for the use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if our current assessment of our software projects differs from actual performance.

Other identifiable intangible assets and goodwill

Other identifiable intangible assets and goodwill represented $3.3 billion and $5.1 billion, respectively, of total assets in the consolidated statement of financial position at December 31, 2018. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires us to identify and attribute values to the intangible assets acquired based on their estimated fair value as well as to estimate their useful lives. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.

Subsequent to acquisition, we test other identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on our latest estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. Specifically, cash flow growth projections could be impacted by deterioration in macroeconomic conditions, including potential impacts of regulation on customers, changes in customer buying patterns or competitive pressures. Our assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Additionally, the discount rate, tax rate and EBITDA multiples used in various impairment tests are based on those for comparable companies which are driven by market conditions and prevailing tax laws.

If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, we could record increased amortization or impairment charges in the future.

Thomson Reuters Annual Report 2018

The annual goodwill impairment test was performed at the former Legal and Tax & Accounting segment level, which comprised the groups of cash generating units (CGUs) to which goodwill was allocated and monitored by management at the date of the test.

In 2017, the fair values for the former Legal and Tax & Accounting CGUs exceeded their respective carrying values by over 100%. As such, we did not re-estimate the recoverable value of our CGUs for the 2018 impairment test. As allowed under IAS 36, Impairment of Assets, we concluded that no events or changes in circumstances indicated that carrying value of our CGUs may not be recoverable. The valuation techniques, significant assumptions and sensitivities described below relate to the recoverable value determined in the 2017 impairment test. The selection and application of valuation techniques and the determination of significant assumptions requires judgment.

Valuation Techniques

An impairment of goodwill occurs when the recoverable amount of a CGU is below the carrying value of the CGU. The recoverable amount is the higher of a CGU’s fair value less costs of disposal or its value in use. As with previous impairment tests, the recoverable value of each CGU was based on fair value less costs of disposal, using a weighted-average of the income approach and market approach. IFRS 13, Fair Value Measurement, defines fair value as a market-based measurement rather than an entity-specific measurement. Therefore, the fair value of the CGU must be measured using the assumptions that market participants would use rather than those related specifically to us. In particular, the discount and tax rates used in the income approach reflect market participant assumptions. To calculate these market participant assumptions, publicly available data was gathered from companies operating in businesses similar to each CGU, which includes key competitors. As certain inputs to the valuation are not based on observable market data, the recoverable value of each CGU is categorized in Level 3 of the fair value measurement hierarchy.

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate. We used the discounted cash flow (DCF) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, capital expenditures, tax rates and discount rates.

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

We weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach/40% market approach. We believe that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

Cash Flow Projections

Cash flow projections were based on our internal budget. We projected cash flows for a period of three years and applied a perpetual growth rate thereafter, as prescribed by IAS 36. In order to project cash flows for the three-year period, we considered growth in revenues and costs as well as capital expenditures. In preparing our projections, we considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also took into account the expected impact from efficiency initiatives, new product launches, customer retention, as well as the maturity of the markets in which each business operates.

Thomson Reuters Annual Report 2018

Discount Rate

We assumed a discount rate in order to calculate the present value of our projected cash flows. The discount rate represented a weighted-average cost of capital (WACC) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and the cost of debt. The cost of equity reflects the long-term risk-free interest rate associated with U.S. Treasury bonds and considers a risk premium based on an assessment of risks related to the projected cash flows of each CGU.

Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition, or participation in less stable geographic markets.

Tax Rate

The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information, or statutory tax rates. Tax assumptions are sensitive to changes in tax laws and the jurisdictions in which profits are earned.

The key assumptions used in performing the impairment test, by CGU, are presented below:

Cash-Generating Unit	Perpetual growth rate (1)	Discount rate	Tax rate
Legal	2.5%	7.4%	36.6%
Tax & Accounting	3.0%	9.0%	38.0%

(1) The perpetual growth rate is applied to the final year of cash flow projections.

Results and Sensitivities

The fair value for each CGU exceeded its carrying value by over 100%. Therefore, the sensitivity analysis demonstrated that no reasonably possible change in the perpetual growth, discount rate or income tax assumptions would cause the carrying amounts of any CGU to exceed its recoverable amount.

Organizational Change

In the fourth quarter of 2018, we transitioned from a product centric structure to a customer centric structure, reflecting the way we are managing our company after the sale of 55% of the F&R business. As part of the change, we remapped our Legal and Tax & Accounting CGUs into five new CGUs: Legal Professionals, Corporates, Tax Professionals, Reuters News and Global Print. There was no need to perform additional goodwill impairment testing as the change in structure did not have an adverse effect on our company.

Equity Method Investments and Related Warrants

Equity method investments represented $2.2 billion of total assets in the consolidated statement of financial position at December 31, 2018, and consisted primarily of our 45% investment in Refinitiv. The carrying amount of equity method investees is subject to impairment assessments annually or whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Additionally, the terms of our investment in Refinitiv include warrants that provide for a potential exchange of value between Blackstone (and its co-investors) and our company at the time of an IPO or change in control of Refinitiv, depending on the value of Refinitiv at that date. These warrants are a derivative instrument that must be accounted for at fair value each reporting period. The ongoing valuation of the warrants, as well as the potential assessment of any impairment, require an estimate of the fair value of the Refinitiv business. As is the case with the testing of intangible assets and goodwill, the estimate of fair value required for Refinitiv is highly dependent on our latest estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. The value of the warrants also depends on assumptions about the timing of an IPO or change in control of Refinitiv. If future events or results differ adversely from the estimates and assumptions made for assessing the value of the warrants or a potential impairment, we could record additional income or expense, including impairment charges, in the future.

Thomson Reuters Annual Report 2018

Employee future benefits

We sponsor defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of benefit expense associated with employee future benefits requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions.

We previously sponsored the Reuters Pension Fund and Supplementary Pension Scheme covering U.K. employees. However, the assets and obligations for these plans were transferred with the F&R transaction.

Discount rate

The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, we used a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. For the Thomson Reuters Group Pension Plan (TRGP) and the TTC plans combined, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $125 million as of December 31, 2018.

Rates of inflation, increase in salaries and pension payments

The rate of inflation, which impacts increases in eligible U.K. pension payments, was determined by reference to consumer and retail price indices as well as other benchmarks. The assumption on salary growth is for the long term over the life of benefit plans. For the TRGP and the TTC plans combined, a 0.25% increase or decrease in the rate of increase in inflation and salary assumptions would have increased or decreased the defined benefit obligation by approximately $21 million and $20 million, respectively, as of December 31, 2018.

Medical cost trend

The medical cost trend is based on our actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 6.5% for 2018, which is reduced gradually to 5% in 2024. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $10 million at December 31, 2018.

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation as of December 31, 2018 are based on the following:

•	TRGP: RP-2018 with MP-2018 Generational Table; and

•	TTC plan: SAPS Light Tables with allowances for plan demographic specifics and longevity improvements.

For the TRGP and the TTC plans combined, an increase in life expectancy of one year across all age groups would have increased the defined benefit obligation by approximately $60 million as of December 31, 2018.

Income taxes

We compute an income tax provision in each of the jurisdictions in which we operate. These income tax provisions include amounts that are based upon our estimates and assumptions regarding prices and values used to record intercompany transactions. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

Thomson Reuters Annual Report 2018

In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods.

Our 2018 effective income tax rate on earnings from continuing operations was 43.9%. A 1% increase in the effective income tax rate would have increased 2018 income tax expense and decreased earnings from continuing operations by approximately $3 million.

Critical judgments in applying accounting policies

Revenue recognition

To determine the appropriate revenue recognition for our products and services, management must assess whether multiple products and services in customer contracts are distinct performance obligations that should be accounted for separately, or whether they must be accounted for together. In making the determination, management considers, for example, whether we regularly sell a good or service separately, or whether the goods or services are highly interrelated. Management must also determine the standalone selling price (SSP) for each distinct performance obligation. We typically have more than one SSP for individual products and services due to the stratification of our offerings by customer. As a result, management determines the SSP taking into consideration market conditions and other factors, including the value of our contracts, the product or service sold, the customer’s market, geographic location, and the number and types of users in each contract. Finally, management must also estimate the period over which to amortize assets arising from incremental costs of obtaining a contract. As management estimates that this period corresponds to the period over which a customer benefits from existing technology in the underlying product or service, this judgment is closely linked with the determination of software amortization periods.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings. As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Thomson Reuters Annual Report 2018

Appendix F

Selected Annual Information

The following table summarizes selected annual information for 2018, 2017 and 2016.

	For the years ended and as at December 31,

(millions of U.S. dollars, except per share amounts)	2018	2017	2016(1)

IFRS Consolidated Income Statement Data

Revenues	5,501	5,297	5,183

Operating profit	780	1,034	694

Earnings from continuing operations	180	637	357

Earnings from discontinued operations, net of tax	3,859	822	2,792

Net earnings	4,039	1,459	3,149

Earnings attributable to common shareholders	3,949	1,395	3,098

Basic earnings per share from continuing operations	$0.27	$0.88	$0.48

Basic earnings per share from discontinued operations	$5.64	$1.06	$3.66

Basic earnings per share	$5.91	$1.94	$4.14

Diluted earnings per share from continuing operations	$0.27	$0.88	$0.47

Diluted earnings per share from discontinued operations	$5.64	$1.06	$3.66

Diluted earnings per share	$5.91	$1.94	$4.13

IFRS Consolidated Statement of Financial Position Data:

Total assets	17,047	26,480	27,852

Total long-term financial liabilities(2)	3,292	5,661	6,618

Dividend Data:

Dividends per Thomson Reuters Corporation common share (US$)	$1.385	$1.38	$1.36

Dividends per Thomson Reuters Corporation Series II preference share (C$)	C$0.63	C$0.51	C$0.47

(1) Revised to reflect our F&R business as a discontinued operation.

(2) Comprised of Long-term indebtedness” and “Other financial liabilities” classified as non-current in our consolidated statement of financial position.

Revenues increased low single digits over the three-year period as growth in recurring revenues more than offset a decline in Global Print revenues. In 2018, recurring revenues benefited from new revenues within Reuters News from providing news and editorial content to Refinitiv since October 1, 2018. Currency did not impact revenue growth over the period.

Operating profit was significantly impacted in 2018 by costs and investments to reposition Thomson Reuters following the separation of F&R from the company, while 2017 benefited from lower expenses compared to 2016 driven by simplification initiatives and lower depreciation and amortization expense.

Earnings from continuing operations during the three-year period reflected the changes in operating profit. Additionally, in 2018 earnings from continuing operations included our share of post-tax losses from our 45% investment in Refinitiv of $219 million, while 2017 included a tax benefit due to the Tax Act, which offset the negative impact from higher finance costs.

Earnings from discontinued operations, net of tax included a $3.4 billion gain on the sale of 55% of our F&R business in 2018 and a $2.0 billion gain on the sale of our IP & Science business in 2016.

Total assets declined over the three-year period primarily due to the sale of 55% of our F&R business, and our use of a significant amount of the proceeds to repurchase common shares and repay debt.

Total long-term financial liabilities declined over the three-year period due to the repayment of debt from the proceeds of business dispositions.

Thomson Reuters Annual Report 2018

Appendix G

Quarterly Information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended

(millions of U.S. dollars, except per share amounts)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017

Revenues	1,519	1,292	1,311	1,379	1,414	1,272	1,280	1,331

Operating profit	146	162	204	268	254	288	218	274

(Loss) earnings from continuing operations	(76)	(58)	142	172	302	143	47	145

Earnings (loss) from discontinued operations, net of tax	3,478	349	515	(483)	289	205	159	169

Net earnings (loss)	3,402	291	657	(311)	591	348	206	314

Earnings (loss) attributable to common shareholders	3,402	261	625	(339)	576	330	192	297

Basic and diluted (loss) earnings per share

From continuing operations	$(0.14)	$(0.08)	$0.20	$0.24	$0.42	$0.20	$0.07	$0.20

From discontinued operations	6.32	0.45	0.68	(0.72)	0.39	0.26	0.20	0.21

	$6.18	$0.37	$0.88	$(0.48)	$0.81	$0.46	$0.27	$0.41

Revenues – Our revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. Foreign currency did not have a significant impact on our revenues throughout the eight-quarter period. However, in the fourth quarter of 2018, our revenues reflected new revenues within Reuters News from providing news and editorial content to Refinitiv since October 1, 2018.

Operating profit – Similarly, our operating profit does not tend to be significantly impacted by seasonality. A majority of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable, and when our revenues decline, we become less profitable. However, our operating profit is impacted by timing of our investment spending in our businesses, including those to improve customer experience and reposition our business following the closing of the F&R transaction, as well as gains on the sales of certain equity investments, which occurred in the first and third quarters of 2017.

Net earnings – The increase in net earnings in the fourth quarter of 2018 was due to a $3.4 billion gain on the sale of our F&R business. The increase in fourth quarter of 2017 net earnings, compared to the first three quarters of the year, was due to $304 million of tax benefits resulting from the enactment of the Tax Act.

Thomson Reuters Annual Report 2018

Consolidated Financial Statements

Management’s Responsibility for the Consolidated Financial Statements

The management of Thomson Reuters Corporation (the “Company”) is responsible for the accompanying consolidated financial statements and other information included in this annual report. The financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.

The Company’s board of directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the board of directors meets periodically with management and the Company’s independent auditor to discuss auditing matters and financial reporting issues. In addition, the Audit Committee approves the interim consolidated financial statements and recommends to the board of directors the approval of the annual consolidated financial statements and the annual appointment of the independent auditor. The board of directors has approved the information contained in the accompanying consolidated financial statements.

James C. Smith President and Chief Executive Officer March 13, 2019	Stephane Bello Executive Vice President and Chief Financial Officer

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is a process that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Thomson Reuters Corporation (the “Company”); (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of its system of internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in its report which appears herein.

James C. Smith President and Chief Executive Officer	Stephane Bello Executive Vice President and Chief Financial Officer

March 13, 2019

Thomson Reuters Annual Report 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Thomson Reuters Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Thomson Reuters Corporation and its subsidiaries (the “Company”) as of December 31, 2018 and December 31, 2017, and the related consolidated income statement, and consolidated statements of comprehensive income, changes in equity and cash flow for each of the two years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and December 31, 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Thomson Reuters Annual Report 2018

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

New York, New York

March 13, 2019

We have served as the Company’s auditor since 2012.

Thomson Reuters Annual Report 2018

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
(millions of U.S. dollars, except per share amounts)	Notes	2018	2017
CONTINUING OPERATIONS
Revenues	4	5,501	5,297
Operating expenses	6	(4,131)	(3,706)
Depreciation		(110)	(113)
Amortization of computer software		(400)	(357)
Amortization of other identifiable intangible assets		(109)	(135)
Other operating gains, net	7	29	48
Operating profit		780	1,034
Finance costs, net:
Net interest expense	8	(260)	(357)
Other finance income (costs)	8	13	(170)
Income before tax and equity method investments		533	507
Share of post-tax losses in equity method investments	9	(212)	(4)
Tax (expense) benefit	10	(141)	134
Earnings from continuing operations		180	637
Earnings from discontinued operations, net of tax	11	3,859	822
Net earnings		4,039	1,459
Earnings attributable to:
Common shareholders		3,949	1,395
Non-controlling interests		90	64

Earnings per share:	12
Basic and diluted earnings per share
From continuing operations		$0.27	$0.88
From discontinued operations		5.64	1.06
Basic and diluted earnings per share		$5.91	$1.94

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2018

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
(millions of U.S. dollars)	Notes	2018	2017
Net earnings		4,039	1,459

Other comprehensive income (loss):
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to net earnings	20	49	(94)
Cash flow hedges adjustments to equity	20	(55)	78
Foreign currency translation adjustments to equity	20	(287)	636
Share of other comprehensive loss in equity method investments	9	(21)	-
Related tax benefit on share of other comprehensive loss in equity method investments	10	5	-
Reclassification of foreign currency translation adjustments on disposal of business	20	3,102	-
		2,793	620
Items that will not be reclassified to net earnings:
Fair value adjustments on financial assets	20	3	-
Remeasurement on defined benefit pension plans	27	104	20
Related tax expense on remeasurement on defined benefit pension plans	10	(22)	(34)
Share of other comprehensive loss in equity method investments	9	(56)	-
Related tax benefit on share of other comprehensive loss in equity method investments	10	14	-
		43	(14)
Other comprehensive income		2,836	606
Total comprehensive income		6,875	2,065

Comprehensive income for the period attributable to:
Common shareholders:
Continuing operations		(135)	723
Discontinued operations		6,920	1,278
Non-controlling interests - discontinued operations		90	64
Total comprehensive income		6,875	2,065

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2018

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31,
(millions of U.S. dollars)	Notes	2018	2017
ASSETS
Cash and cash equivalents	13	2,706	874
Trade and other receivables	14	1,313	1,457
Other financial assets	20	76	98
Prepaid expenses and other current assets	15	434	548
Current assets		4,529	2,977
Computer hardware and other property, net	16	473	921
Computer software, net	17	908	1,458
Other identifiable intangible assets, net	18	3,324	5,315
Goodwill	19	5,076	15,042
Equity method investments	9	2,207	167
Other financial assets	20	53	83
Other non-current assets	21	446	438
Deferred tax	24	31	79
Total assets		17,047	26,480

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	20	3	1,644
Payables, accruals and provisions	22	1,549	2,086
Deferred revenue	4	815	937
Other financial liabilities	20	95	129
Current liabilities		2,462	4,796
Long-term indebtedness	20	3,213	5,382
Provisions and other non-current liabilities	23	1,268	1,740
Other financial liabilities	20	79	279
Deferred tax	24	799	708
Total liabilities		7,821	12,905

Equity
Capital	25	5,348	9,549
Retained earnings		4,755	7,201
Accumulated other comprehensive loss		(877)	(3,673)
Total shareholders’ equity		9,226	13,077
Non-controlling interests		-	498
Total equity		9,226	13,575
Total liabilities and equity		17,047	26,480

Contingencies (note 30)

The related notes form an integral part of these consolidated financial statements.

These consolidated financial statements were approved by the Company’s board of directors on March 6, 2019.

David Thomson Director	James C. Smith Director

Thomson Reuters Annual Report 2018

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

		Year ended December 31,
(millions of U.S. dollars)	Notes	2018	2017
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		180	637
Adjustments for:
Depreciation		110	113
Amortization of computer software		400	357
Amortization of other identifiable intangible assets		109	135
Net gains on disposals of businesses and investments		-	(36)
Deferred tax	24	(167)	(286)
Other	28	394	361
Pension contribution	27	-	(500)
Changes in working capital and other items	28	(134)	(151)
Operating cash flows from continuing operations		892	630
Operating cash flows from discontinued operations		1,170	1,399
Net cash provided by operating activities		2,062	2,029
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	29	(478)	(2)
Proceeds from disposals of businesses and investments		6	50
Capital expenditures		(576)	(519)
Proceeds from disposals of property and equipment		27	-
Other investing activities		18	18
Investing cash flows from continuing operations		(1,003)	(453)
Investing cash flows from discontinued operations, net of taxes paid		15,732	(594)
Net cash provided by (used in) investing activities		14,729	(1,047)
FINANCING ACTIVITIES
Proceeds from debt	20	1,370	-
Repayments of debt	20	(3,719)	(2,112)
Net (repayments) borrowings under short-term loan facilities	20	(1,661)	1,641
Payments for substantial issuer bid/tender offer on common shares	25	(6,485)	-
Payments for return of capital on common shares	25	(2,303)	-
Repurchases of common shares	25	(1,174)	(1,000)
Dividends paid on preference shares		(3)	(2)
Dividends paid on common shares	25	(900)	(956)
Other financing activities		(1)	5
Financing cash flows from continuing operations		(14,876)	(2,424)
Financing cash flows from discontinued operations		(60)	(66)
Net cash used in financing activities		(14,936)	(2,490)
Increase (decrease) in cash and bank overdrafts		1,855	(1,508)
Translation adjustments		(20)	9
Cash and bank overdrafts at beginning of period		868	2,367
Cash and bank overdrafts at end of period		2,703	868
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	13	2,706	874
Bank overdrafts		(3)	(6)
		2,703	868
Supplemental cash flow information is provided in note 28.
Interest paid		(296)	(374)
Interest received		40	8
Income taxes paid	28	(308)	(191)

Interest paid is reflected as an operating cash flow and is net of debt-related hedges. Interest received is reflected as an operating cash flow.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2018

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Shareholders’ equity	Non- controlling interests	Total equity

Balance, December 31, 2017	9,306	243	9,549	7,201	16	(3,689)	(3,673)	13,077	498	13,575

Impact of IFRS 15 adoption (see note 1)	-	-	-	172	-	-	-	172	-	172

Balance after IFRS 15 adoption	9,306	243	9,549	7,373	16	(3,689)	(3,673)	13,249	498	13,747

Net earnings	-	-	-	3,949	-	-	-	3,949	90	4,039

Other comprehensive income (loss)	-	-	-	40	(6)	2,802	2,796	2,836	-	2,836

Total comprehensive income (loss)	-	-	-	3,989	(6)	2,802	2,796	6,785	90	6,875

Change in ownership interest of subsidiary	-	-	-	29	-	-	-	29	(528)	(499)

Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(60)	(60)

Substantial issuer bid/tender offer (SIB) on common shares (see note 25)	(2,374)	702	(1,672)	(4,819)	-	-	-	(6,491)	-	(6,491)

Return of capital on common shares (see note 25)	(3,376)	1,072	(2,304)	-	-	-	-	(2,304)	-	(2,304)

Dividends declared on preference shares	-	-	-	(3)	-	-	-	(3)	-	(3)

Dividends declared on common shares	-	-	-	(925)	-	-	-	(925)	-	(925)

Shares issued under Dividend Reinvestment Plan (“DRIP”)	25	-	25	-	-	-	-	25	-	25

Repurchases of common shares	(321)	-	(321)	(871)	-	-	-	(1,192)	-	(1,192)

Pre-defined share repurchase plan	(3)	-	(3)	(18)	-	-	-	(21)	-	(21)

Stock compensation plans	186	(112)	74	-	-	-	-	74	-	74

Balance, December 31, 2018	3,443	1,905	5,348	4,755	10	(887)	(877)	9,226	-	9,226

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	AOCL	Shareholders’ equity	Non- controlling interests	Total equity

Balance, December 31, 2016	9,393	196	9,589	7,477	32	(4,325)	(4,293)	12,773	483	13,256

Impact of IFRS 2 amendments	-	152	152	-	-	-	-	152	-	152

Balance after IFRS 2 amendments	9,393	348	9,741	7,477	32	(4,325)	(4,293)	12,925	483	13,408

Net earnings	-	-	-	1,395	-	-	-	1,395	64	1,459

Other comprehensive (loss) income	-	-	-	(14)	(16)	636	620	606	-	606

Total comprehensive income (loss)	-	-	-	1,381	(16)	636	620	2,001	64	2,065

Change in ownership interest of subsidiary	-	-	-	43	-	-	-	43	17	60

Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(66)	(66)

Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)	-	(2)

Dividends declared on common shares	-	-	-	(991)	-	-	-	(991)	-	(991)

Shares issued under DRIP	35	-	35	-	-	-	-	35	-	35

Repurchases of common shares	(293)	-	(293)	(707)	-	-	-	(1,000)	-	(1,000)

Stock compensation plans	171	(105)	66	-	-	-	-	66	-	66

Balance, December 31, 2017	9,306	243	9,549	7,201	16	(3,689)	(3,673)	13,077	498	13,575

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2018

Thomson Reuters Corporation

Notes to Consolidated Financial Statements

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Summary of Business and Significant Accounting Policies

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a major provider of news and information-based tools to professionals.

These consolidated financial statements were approved by the Company’s board of directors on March 6, 2019.

Basis of preparation

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), on a going concern basis, under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 2.

On October 1, 2018, the Company sold a 55% interest in its Financial & Risk business to private equity funds managed by Blackstone. An affiliate of Canada Pension Plan Investment Board and an affiliate of GIC invested alongside Blackstone. The Company retained a 45% interest in the business, which is now known as Refinitiv. The Financial & Risk business was reported as a discontinued operation from the beginning of 2018 to the closing date. Beginning in the fourth quarter of 2018, the Company accounted for its 45% investment in Refinitiv under the equity method.

Effective October 1, 2018, the Company transitioned from a product-centric structure to a customer-centric structure, and remapped its business units into the following reportable segments:

•	Legal Professionals

•	Corporates

•	Tax Professionals

•	Reuters News

•	Global Print

Refer to note 5 for additional information.

Prior-year period amounts have been reclassified to reflect the current presentation.

References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars, references to “£” are to British pounds sterling and references to “€” are to Euros.

Changes in accounting policies

Effective January 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) and made the following changes:

•	Revenues for certain term licenses of intellectual property are recognized at the time control is transferred to the customer, rather than over the license term.

Thomson Reuters Annual Report 2018

•	Certain contingent payouts are recognized as a reduction of revenue, rather than as expense.

•	Additional commission expense for sales employees is deferred and a substantial portion of these deferrals will be amortized over three years.

The Company adopted IFRS 15 using the modified retrospective method. Accordingly, the cumulative effect of adoption of $172 million was recognized as an adjustment to the opening balance of retained earnings at January 1, 2018 to reflect an increase in total assets of $150 million due to the deferral of additional commission expense for sales employees and a decrease in total liabilities of $22 million primarily related to adjustments to deferred revenue. Comparative information was not restated.

IFRS 15 did not have a material impact on the consolidated income statement and no impact on cash flows for the year ended December 31, 2018. In the consolidated statement of financial position, total assets increased $152 million and total liabilities decreased $21 million at December 31, 2018, compared to December 31, 2017. Refer to notes 1, 2, and 4 for the Company’s accounting policies, critical judgments and disclosures under IFRS 15.

Effective January 1, 2018, the Company also adopted IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 introduces new requirements for classification and measurement, impairment and hedge accounting. The Company adopted IFRS 9 using the retrospective method and, as permitted by the standard, elected not to restate prior-year period amounts. IFRS 9 did not have a material impact on the consolidated income statement, cash flow and financial position for the year ended December 31, 2018.

Principles of consolidation

The consolidated financial statements of the Company include the accounts of all of its subsidiaries.

Subsidiaries

Subsidiaries are entities over which the Company has control, where control is defined as the power to govern financial and operating policies. Generally, the Company has a shareholding of more than 50% of the voting rights in its subsidiaries. The effect of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is transferred to the Company, and are de-consolidated from the date control ceases.

The acquisition method of accounting is used to account for the acquisition of subsidiaries as follows:

•

acquisition cost is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, excluding transaction costs which are expensed as incurred;

•	identifiable assets acquired and liabilities assumed are measured at their fair values at the acquisition date;

•	the excess of acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill;

•

if the acquisition cost is less than the fair value of the net assets acquired, the fair value of the net assets is re-assessed and any remaining difference is recognized directly in the consolidated income statement;

•

contingent consideration is measured at fair value on the acquisition date, with subsequent changes in the fair value recorded through the consolidated income statement when the contingent consideration is a financial liability. Contingent consideration is not re-measured when it is an equity instrument; and

•	upon gaining control in a step acquisition, the existing ownership interest is re-measured to fair value through the consolidated income statement.

Intercompany transactions between subsidiaries are eliminated in consolidation.

Non-controlling interests represent third party shareholdings in a subsidiary controlled by the Company. Non-controlling interests are measured at fair value on the date acquired plus their proportionate share of subsequent changes in equity. Transactions with third party shareholders, including purchases and sales of ownership interests, that do not result in a change of control in a subsidiary are recorded directly in equity. Sales of ownership interests that result in a loss of control of the subsidiary are recorded in earnings.

Thomson Reuters Annual Report 2018

Equity method investees

Equity method investees are entities over which the Company has significant influence, but not control. Generally, the Company has a shareholding of between 20% and 50% of the voting rights in its equity method investees. Investments in equity method investees are accounted for using the equity method as follows:

•	investments are initially recognized at cost and are reported in the consolidated statement of financial position;

•	equity method investees include goodwill identified on acquisition, net of any accumulated impairment loss;

•

the Company’s share of post-acquisition profits or losses is recognized in the consolidated income statement and the Company’s share of other comprehensive income or losses is recognized in the consolidated statement of comprehensive income, and both are adjusted against the carrying amount of the investments;

•

when the Company’s share of losses equals or exceeds its interest in the investee, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee;

•	gains and losses on transactions between the Company and its equity method investees are eliminated to the extent of the Company’s interest in these entities;

•	dividends received or a receivable from equity method investees are recognized as a reduction in the carrying amount of the investment: and

•	the carrying amount of equity method investees is subject to impairment assessments annually or whenever events or changes in circumstances indicate that its carrying value may not be recoverable.

Joint ventures

Joint ventures are entities over which the Company has joint control with one or more unaffiliated entities. Joint ventures are accounted for using the equity method as described under equity method investees.

The accounting policies of subsidiaries, equity method investees and joint ventures were changed where necessary to ensure consistency with the policies adopted by the Company.

Operating segments

The Company’s operating segments are organized around the customers it serves and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The Chief Executive Officer, Chief Financial Officer and Co-Chief Operating Officers have the authority for resource allocation and assessment of the Company’s performance and, collectively, fulfill the function of CODM.

Foreign currency

The consolidated financial statements are presented in U.S. dollars, which is the Company’s presentation currency. The financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “functional currency”).

•

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated to U.S. dollars at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. For entities operating in countries where the currency has been designated as hyperinflationary, the assets, liabilities and results of their operations are translated at the period end rates of exchange, after re-indexing the local currency balances for the most recent inflation rates.

•

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions as well as from the translation of monetary assets and liabilities not denominated in the functional currency of the subsidiary, are recognized in the consolidated income statement, except for qualifying cash flow hedges which are deferred in accumulated other comprehensive loss in shareholders’ equity.

Thomson Reuters Annual Report 2018

•

Foreign exchange gains and losses arising from borrowings and related hedging instruments, cash and cash equivalents and intercompany loans that are not permanent in nature are presented in the consolidated income statement within “Finance costs, net”.

•	Foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

•	All other foreign exchange gains and losses are presented in the consolidated income statement within “Operating expenses”.

Upon loss of control, significant influence or joint control of the applicable entity, accumulated foreign exchange gains and losses, including those arising from settlement of intercompany loans previously considered permanent in nature, are recycled from accumulated other comprehensive loss to “Other operating gains (losses), net” or to discontinued operations, as applicable, within the consolidated income statement.

Revenue recognition

For periods beginning from January 1, 2018:

Revenues are recognized when control of the Company’s products or services are transferred to customers. The amount of revenues recognized reflects the consideration to which the Company expects to be entitled. Such consideration is net of estimated returns, discounts, value-added and other sales taxes.

The Company derives its revenues from selling information, software and services. Revenues are generally recognized as follows:

Recurring revenues

Recurring revenues are generally recognized on a ratable basis over the contract term.

Recurring revenues primarily consist of fees to access products or services delivered electronically over time, such as Westlaw and Checkpoint. These products are generally provided under subscription arrangements, which most customers renew at the end of each subscription term. Most subscription arrangements have multiple year terms that range from one to five years. Recurring revenues also include fees from software maintenance arrangements that are recognized over the maintenance period. Arrangements may be billed in advance or in arrears.

Transactions revenues

Transactions revenues are recognized primarily at a point in time and based on their type, as follows:

•	Volume-based fees related to online searches are recognized based on usage;

•	Fees from software licenses with no future obligations are recognized at the point of delivery; and

•	Professional fees from service and consulting arrangements are recognized as services are performed, generally based on hours incurred, reflecting the continuous transfer of control to the customer.

Transactions revenues may be billed in advance or in arrears.

Print revenues

Print revenues are generally recognized at the point of shipment.

Print revenues consist of fees for content that is delivered primarily in traditional paper format rather than online. Revenues are generally billed at shipment.

The Company also considers the following when recognizing revenues:

Multiple performance obligations

Certain customer contracts include multiple products and services, which are accounted for as separate performance obligations when they are distinct. A product or service is distinct if a customer can benefit from it either on its own or with other readily available resources, and the promise to transfer the good or service is separately identifiable in the contract. The transaction price is allocated to the separate performance obligations based on the relative standalone selling price.

Thomson Reuters Annual Report 2018

A series of distinct goods or services is accounted for as a single performance obligation if the items in the series are substantially the same, have the same pattern of transfer and: (1) each distinct item in the series represents a performance obligation that would be satisfied over time, and (2) the measure to satisfy the performance obligation for each distinct item in the series is the same.

Certain arrangements include installation or implementation services. If these services are distinct, consideration is allocated to them and they are recognized as services are performed and included as transaction revenues. If the services are not distinct, they are recognized as part of the related subscription arrangement or as part of the related software license, as applicable.

Sales involving third parties

Revenues from sales of third party content or services delivered on the Company’s platforms is recorded gross when the Company is a principal to the transaction, and net of costs when the Company is acting as an agent between the customer and the vendor. The Company considers several factors to determine whether it is acting as principal or an agent, most notably whether it is primarily responsible for (1) fulfilling the promise to provide the content or services, (2) setting the price, and (3) the credit risk for the amount billed to the customer.

Deferred revenue

Deferred revenue, a contract liability, is recorded when cash payments are received or due in advance of the transfer of the related products or services.

Contract costs

Incremental costs of obtaining a contract with a customer are recognized as an asset if the benefit of such costs is expected to be longer than one year, and amortized on a straight-line basis over the period that the product or service is transferred to the customer. Incremental costs include sales commissions to direct sales people as well as to account executives and sales management. Sales commissions on new customer contracts are generally paid at significantly higher rates than renewals. As such:

•

Assets related to new customer contracts are amortized over three years, which may anticipate renewal periods, as management estimates that this corresponds to the period over which a customer benefits from existing technology in the underlying product or service; and

•	Assets related to renewal customer contracts are amortized over the term of the contract if they are commensurate with previous renewals commissions.

The Company recognizes the following assets, “Deferred commissions” short-term, included within “Prepaid expenses and other current assets” and “Deferred commissions” long-term, included within “Other non-current assets” in the consolidated statement of financial position for costs to obtain a contract.

The Company applied the practical expedient in IFRS 15 to recognize the incremental cost of obtaining a contract as an expense when incurred, if the amortization period is one year or less.

For periods prior to January 1, 2018:

Revenues are measured at the fair value of the consideration received or receivable, net of estimated returns, discounts, value-added and other sales taxes, and after eliminating intercompany sales. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenues from the rendering of services are recognized when the following criteria are met:

•	the amount of revenues can be measured reliably;

•	the stage of completion can be measured reliably;

•	the receipt of economic benefits is probable; and

•	costs incurred and to be incurred can be measured reliably.

Thomson Reuters Annual Report 2018

Revenues from the sale of goods are recognized when the following criteria are met:

•	the risks and rewards of ownership, including managerial involvement, have transferred to the buyer;

•	the amount of revenues can be measured reliably;

•	the receipt of economic benefits is probable; and

•	costs incurred or to be incurred can be measured reliably.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

Subscription-based products, including software term licenses

Subscription revenues from sales of products and services that are delivered under a contract over time are recognized on a straight-line basis over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as services are delivered. Subscription revenues received or receivable in advance of the delivery of services or publications are included in deferred revenue.

Multiple component arrangements

When a single sales transaction requires the delivery of more than one product or service (multiple components), the revenues recognition criteria are applied to the separately identifiable components. A component is considered separately identifiable if the product or service delivered has stand-alone value to that customer and the fair value associated with the product or service can be measured reliably. The amount recognized as revenue for each component is the fair value of the element in relation to the fair value of the arrangement as a whole.

Installation or implementation services

Certain arrangements include installation or implementation services. Consulting revenues from these arrangements are accounted for separately from software or subscription revenues if the services have stand-alone value to that customer and the amount attributed to the services can be measured reliably. If the services do not qualify for separate accounting, they are recognized together with the related software or subscription revenues.

Sales involving third parties

Revenues from sales of third party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and vendor and recorded gross when the Company is a principal to the transaction.

Other service contracts

For service or consulting arrangements, revenues are recognized as services are performed, generally based on hours incurred relative to total hours expected to be incurred.

Employee future benefits

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined on an annual basis using the projected unit credit method. The determination of benefit expense requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Actual results will differ from results which are estimated based on assumptions. Past service cost arising from plan amendments is recognized immediately in the consolidated income statement.

The asset or liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized immediately in retained earnings and included in the consolidated statement of comprehensive income. For funded plans, surpluses are recognized only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan.

Thomson Reuters Annual Report 2018

Payments to defined contribution plans are expensed as incurred, which is as the related employee service is rendered.

Share-based compensation plans

The Company operates a number of equity-settled share-based compensation plans under which it receives services from employees as consideration for equity instruments of the Company.

Share-based compensation expense is based on the grant date fair value of the awards expected to vest over the vesting period. The expense is recognized over the vesting period, which is the period over which the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact in the consolidated income statement.

Termination benefits

Termination benefits are generally payable when an employee is terminated before the normal retirement date or accepts voluntary redundancy. The associated charges are recognized when the Company can no longer withdraw the offer of termination benefits as follows:

•	Voluntary redundancy - recognized the earlier of when the employee accepts the offer and when the Company is restricted from withdrawing the offer; or

•

Involuntary termination - recognized when the Company has communicated to the affected employees a termination plan that is unlikely to change, describing (a) the type and amount of benefits, (b) the number, job classifications or functions and locations of employees to be terminated and (c) the plan’s expected completion date.

Profit sharing and bonus plans

Liabilities for profit sharing and bonuses are recognized based on a formula that takes into consideration various financial metrics after certain adjustments. The Company recognizes an accrual where contractually obliged or where there is a past practice that has created a constructive obligation to make such compensation payments.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Trade receivables

Trade receivables are amounts due from customers from providing services or the sale of goods in the ordinary course of business. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less impairment. Trade receivables are classified as current assets if payment is due within one year or less.

The Company maintains an allowance for doubtful accounts and sales adjustments to provide for impairment of trade receivables. The expense relating to doubtful accounts is included within “Operating expenses” in the consolidated income statement. Revenues are recorded net of sales adjustments.

Computer hardware and other property

Computer hardware and other property are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Computer hardware	3 years
Buildings and building improvements	10-40 years
Furniture, fixtures and equipment	5-7 years

Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Thomson Reuters Annual Report 2018

Intangible assets

Computer software

Certain costs incurred in the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use or sell it;

•	there is an ability to use or sell the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•	the expenditure attributable to the software product during its development can be reliably measured.

Costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in “Computer software, net” in the consolidated statement of financial position. These costs are amortized over a three-year expected useful life. Amortization expense is included in “Amortization of computer software” in the consolidated income statement. Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary or equity method investee at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include an allocation of goodwill.

Other identifiable intangible assets

Upon acquisition, identifiable intangible assets are recorded at fair value and are carried at cost less accumulated amortization.

Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives as follows:

Trade names	3-20 years
Customer relationships	6-30 years
Databases and content	5-30 years
Other	10-30 years

Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Impairment

When the recoverable amount of assets is less than their carrying amount, an impairment charge is recognized in the consolidated income statement. The recoverable amount is the higher of an asset’s fair value less costs of disposal or its value in use. Impairment losses, other than those relating to goodwill, are evaluated for potential reversals when events or changes in circumstances warrant such consideration.

Thomson Reuters Annual Report 2018

Intangible assets

The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of goodwill and identifiable intangible assets with indefinite lives are tested annually for impairment. For purposes of impairment testing;

•

goodwill is allocated to cash-generating units (“CGUs”) or groups of CGUs based on the level at which management monitors it, which is not higher than an operating segment. Goodwill is allocated to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose; and

•	identifiable intangible assets with indefinite lives are allocated to the CGU with which they are associated, or compared to the excess fair value of all the CGUs if they are a corporate asset.

Financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence that a financial asset is impaired.

Non-financial assets

The carrying value of a non-financial asset with a finite life, such as computer hardware or software, is assessed for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. In addition, a long-lived asset that is not amortized, such as an equity investment, is subject to annual or more frequent impairment assessments. An asset is assessed for impairment at the lowest level that the asset generates cash inflows that are largely independent of cash inflows from other assets. The lowest level may be an individual asset or a group of assets that form a CGU.

Disposal of long-lived assets and discontinued operations

Long-lived assets are classified as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use and such sale is considered highly probable. The criteria for classification as held for sale include a firm decision by management or the board of directors to dispose of a business or a group of selected assets, an active marketing plan, and the expectation that such disposal will be completed within a 12-month period. Assets held for sale are measured at the lower of their carrying amounts or their fair value less costs of disposal and are no longer depreciated. Assets held for sale are classified as discontinued operations if the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes from the rest of the Company and they:

•	represent a separate major line of business or geographical area of operations;

•	are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	are a subsidiary acquired exclusively with a view to resale.

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. Trade payables are classified as current liabilities if payment is due within one year or less.

Provisions

Provisions represent liabilities of the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation due to past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Thomson Reuters Annual Report 2018

Indebtedness

Debt is recognized initially at fair value, net of transaction costs. Debt is subsequently stated at amortized cost with any difference between the proceeds (net of transactions costs) and the redemption value recognized in the consolidated income statement over the term of the debt using the effective interest method. Where a debt instrument is in a fair value hedging relationship, a fair value adjustment is made to its carrying value to reflect hedged risk. Interest on indebtedness is expensed as incurred unless capitalized for qualifying assets in accordance with IAS 23, Borrowing Costs.

Debt is classified as a current liability unless the Company has an unconditional right to defer settlement for at least 12 months after the end of the reporting period.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed.

Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments under an operating lease (net of any incentives received from the lessor) are recognized in the consolidated income statement on a straight-line basis over the period of the lease.

Finance lease

Leases in which substantially all the risks and rewards of ownership are transferred to the Company are classified as finance leases. Assets meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Minimum lease payments are apportioned between the finance charge and the liability. The finance charge is allocated to each period during the lease term to produce a constant periodic rate of interest on the remaining balance of the liability.

Financial assets

Purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to or by the Company. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or were transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets are classified in the following categories at the time of initial recognition based on the purpose for which the financial assets were acquired:

Financial assets at fair value through the consolidated income statement

•	Classification

Financial assets are classified at fair value through the consolidated income statement if acquired principally for the purpose of selling in the short-term, such as financial assets held for trading, or if so designated by management. This category principally includes embedded derivatives, forward foreign exchange contracts and, in 2018, money market accounts, which were classified as amortized cost in 2017 prior to the adoption of IFRS 9 (see note 20).

•	Recognition and measurement

Financial assets carried at fair value through the consolidated income statement are initially recognized, and subsequently carried, at fair value, with changes recognized in the consolidated income statement. Transaction costs are expensed.

Financial assets at amortized cost - Cash, trade and other receivables

•	Classification

Trade and other receivables are non-derivative financial assets that are held for the purpose of collecting their contractually fixed or determinable payments. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. “Trade and other receivables” and “Cash and cash equivalents” are classified as current assets in the consolidated statement of financial position.

Thomson Reuters Annual Report 2018

•	Recognition and measurement

Trade and other receivables are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method.

Financial assets at fair value through other comprehensive income

•	Classification

These financial assets are non-derivatives that are irrevocably designated in this category and are included in other non-current financial assets unless management intends to dispose of the investment within 12 months of the end of the reporting period. This category includes equity investments, which are not held-for-trading and which do not qualify as associates accounted for under the equity method.

•	Recognition and measurement

Investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value with changes recognized in other comprehensive income or loss. The amounts presented in accumulated other comprehensive income or loss are not subsequently recycled to the consolidated income statement.

Offsetting financial instruments

Financial assets and liabilities are offset and reported net in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or to simultaneously realize the asset and settle the liability. Bank overdrafts in cash pooling arrangements may only be netted against cash and cash equivalents when settlement occurs on or about the end of the reporting period.

Derivative financial instruments and hedging

Derivatives are initially recognized at fair value on the date a contract is entered and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Non-performance risk, including the Company’s own credit risk, is considered when determining the fair value of financial instruments.

The Company designates certain derivatives as either:

•	Fair value hedges

These are hedges of the exposure to changes in fair value of a recognized asset or liability or unrecognized firm commitment. Changes in the fair value of derivatives that are designated as fair value hedges are recorded in the consolidated income statement together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

•	Cash flow hedges

These are hedges of the exposure to variability in cash flows of a recognized asset or liability or a highly probable forecast transaction. The effective portion of changes in the fair value of derivatives that are designated as a cash flow hedge is recognized in other comprehensive income or loss. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. Additionally:

—	amounts accumulated in other comprehensive income or loss are recycled to the consolidated income statement in the period when the hedged item will affect earnings;

—

when a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss in other comprehensive income or loss remains in other comprehensive income or loss and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement; and

—

when a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income or loss is immediately recognized in the consolidated income statement.

Thomson Reuters Annual Report 2018

Derivatives that do not qualify for hedge accounting

Certain derivative instruments, while providing effective economic hedges, are not designated as hedges for accounting purposes. Changes in the fair value of any derivatives that are not designated as hedges for accounting purposes are recognized within “Other finance (costs) income” or “Operating expenses” in the consolidated income statement consistent with the underlying nature and purpose of the derivative instruments. Settlements from these instruments are classified within “Net cash provided by operating activities” in the consolidated statement of cash flow.

Embedded derivatives

An embedded derivative is a feature within a contract where the cash flows associated with that feature behave in a similar fashion to a stand-alone derivative. The Company has embedded foreign currency derivatives in certain revenue and purchase contracts where the currency of the contract is different from the functional or local currencies of the parties involved. These derivatives are accounted for as separate instruments and are measured at fair value at the end of the reporting period using forward exchange market rates. Virtually all of these contracts were associated with the Financial & Risk business, which is classified as a discontinued operation. Accordingly, changes in their fair values are recognized as an expense within discontinued operations.

Taxation

Tax expense comprises current and deferred income tax. Tax is recognized in the consolidated income statement except to the extent it relates to items recognized in other comprehensive income or loss or directly in equity.

Current tax

Current tax expense is based on the results for the period as adjusted for items that are currently not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate based on amounts expected to be paid to the tax authorities.

Deferred tax

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax liabilities:

•	are generally recognized for all taxable temporary differences;

•

are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future or create a tax liability; and

•	are not recognized on temporary differences that arise from goodwill that is not deductible for tax purposes.

Deferred tax assets:

•	are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•

are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Thomson Reuters Annual Report 2018

Note 2: Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The following discussion sets forth management’s:

•	most critical estimates and assumptions in determining the value of assets and liabilities; and

•	most critical judgments in applying accounting policies.

Critical accounting estimates and assumptions

Allowance for doubtful accounts and sales adjustments

The Company must assess whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends, past experience and expected credit losses. If future collections differ from estimates, future earnings would be affected. At December 31, 2018, the combined allowances were $63 million, or 6%, of the gross trade accounts receivable balance of $1.1 billion. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax earnings by approximately $11 million for the year ended December 31, 2018.

Computer software

Computer software represented $0.9 billion of total assets in the consolidated statement of financial position at December 31, 2018. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software licensed directly to customers. As part of the software development process, management must estimate the expected period of benefit over which capitalized costs should be amortized. The basis of these estimates includes the timing of technological obsolescence, competitive pressures, historical experience and internal business plans for the use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if management’s current assessment of its software projects differs from actual performance.

Other identifiable intangible assets and goodwill

Other identifiable intangible assets and goodwill represented $3.3 billion and $5.1 billion, respectively, of total assets in the consolidated statement of financial position at December 31, 2018. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires the Company to identify and attribute values to the intangible assets acquired based on their estimated fair value as well as to estimate their useful lives. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.

Subsequent to acquisition, the Company tests other identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on management’s latest estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. Specifically, cash flow projections could be impacted by deterioration in macroeconomic conditions, including potential impacts of regulation on customers, changes in customer buying patterns or competitive pressures. The Company’s assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Additionally, the discount rate, tax rate and EBITDA multiples used in various impairment tests are based on those for comparable companies, which are driven by market conditions and prevailing tax laws.

If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, the Company could record increased amortization or impairment charges in the future.

See note 19 for discussion of the annual impairment testing of goodwill.

Thomson Reuters Annual Report 2018

Equity Method Investments and Related Warrants

Equity method investments represented $2.2 billion of total assets in the consolidated statement of financial position at December 31, 2018, and consisted primarily of the Company’s 45% investment in Refinitiv. The carrying amount of equity method investees is subject to impairment assessments annually or whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Additionally, the terms of the Company’s investment in Refinitiv include warrants that provide for a potential exchange of value between Blackstone (and its co-investors) and the Company at the time of an initial public offering (“IPO”) or change in control of Refinitiv, depending on the value of Refinitiv at that date. These warrants are a derivative instrument that must be accounted for at fair value each reporting period. The ongoing valuation of the warrants, as well as the potential assessment of any impairment, require an estimate of the fair value of the Refinitiv business. As is the case with the testing of intangible assets and goodwill, the estimate of fair value required for Refinitiv is highly dependent on the Company’s latest estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. The value of the warrants also depends on assumptions about the timing of an IPO or change in control of Refinitiv. If future events or results differ adversely from the estimates and assumptions made for assessing the value of the warrants or a potential impairment, the Company could record additional income or expense, including impairment charges, in the future.

Employee future benefits

The Company sponsors defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of benefit expense associated with employee future benefits requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions. See note 27 for further details including an estimate of the impact on the consolidated financial statements from changes in the most critical assumptions.

Income taxes

The Company computes an income tax provision in each of the jurisdictions in which it operates. These income tax provisions include amounts that are based upon the Company’s estimates and assumptions regarding prices and values used to record intercompany transactions. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods. See note 10 for further details on income taxes including a discussion on sensitivity.

Critical judgments in applying accounting policies

Revenue recognition

To determine the appropriate revenue recognition for its products and services, management must assess whether multiple products and services in customer contracts are distinct performance obligations that should be accounted for separately, or whether they must be accounted for together. In making the determination, management considers, for example, whether the Company regularly sells a good or service separately, or whether the goods or services are highly interrelated. Management must also determine the standalone selling price (SSP) for each distinct performance obligation. The Company typically has more than one SSP for individual products and services due to the stratification of its offerings by customer. As a result, management determines the SSP taking into consideration market conditions and other factors, including the value of its contracts, the product or service sold, the customer’s market, geographic location, and the number and types of users in each contract. Finally, management must also estimate the period over which to amortize assets arising from incremental costs of obtaining a contract. As management estimates that this period corresponds to the period over which a customer benefits from existing technology in the underlying product or service, this judgment is closely linked with the determination of software amortization periods.

Thomson Reuters Annual Report 2018

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings. As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Note 3: Recent Accounting Pronouncements

Pronouncements issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are not applicable or consequential to the Company have been excluded from the discussion below.

Pronouncements effective for annual periods beginning January 1, 2019:

IFRS 16	Leases

IFRS 16 introduces a single lease accounting model, eliminating the existing distinction between operating and finance leases for lessees. The standard requires a lessee to recognize right-of-use assets and lease liabilities on the statement of financial position for almost all leases having a term of more than 12 months. In anticipation of the adoption, the Company has evaluated the impact of the standard, is making changes to its processes and internal controls and implementing a new lease accounting system. The Company will adopt the standard using the modified retrospective method, whereby the cumulative effect of adoption will be recognized as an adjustment to retained earnings at January 1, 2019, and comparative period information will not be adjusted. The Company will apply certain practical expedients and elections to its January 1, 2019 adoption impact. Specifically, the Company has elected to:

•   Continue to treat contracts determined to be leases under the prior accounting standard as leases under IFRS 16;

•   Measure all right-of-use-assets and lease liabilities, regardless of commencement date, using discount rates as of January 1, 2019;

•   Retain prior assessments of onerous lease contracts under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, rather than reperforming an impairment review; and

•   Exclude from recognized assets and liabilities, as applicable: (a) direct costs to enter the lease (b) leases with a remaining term of 12 months or less from January 1, 2019 and (c) low-value leases, all of which will continue to be accounted for as “Operating expenses” in the consolidated income statement.

The Company expects that IFRS 16 will increase its assets and liabilities by approximately $200 million. Approximately $40 million of lease expense will be reclassified from operating expenses to depreciation and interest expense. The reclassification will increase adjusted EBITDA, the Company’s segment profitability measure, but will not materially impact net earnings. There will be no impact on consolidated cash flows, however, cash flows from operating activities will increase as cash payments from the principal portion of lease obligations will be reclassified to cash flows from financing activities. The timing of the transition of certain lease arrangements in connection with the Company’s separation from Refinitiv may impact its estimate of the adjusted EBITDA benefit from the accounting standard. The Company will provide additional disclosures required by the new standard beginning with its results for the first quarter of 2019.

Thomson Reuters Annual Report 2018

IAS 19	Employee Benefits	IAS 19 amendments, Plan Amendment, Curtailment or Settlement, clarifies the accounting for amendments curtailments or settlements for defined benefit plans. These changes require an entity to remeasure its defined benefit liability and use the updated assumptions from the remeasurement to determine current service and net interest for the remainder of the reporting period after the change. The Company does not expect the IAS 19 amendments to have a material impact on its consolidated financial statements.
IFRIC 23	Uncertainty over Income Tax Treatments	IFRIC 23 adds to the requirements of IAS 12, Income Taxes, by specifying how to reflect the effects of uncertainty in the accounting for income taxes. An uncertainty arises when it is unclear how a tax law applies to a particular transaction, or whether a taxation authority will accept a company’s tax treatment. The Company does not expect IFRIC 23 to have a material impact on its consolidated financial statements.

Note 4: Revenues

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconciles them to reportable segments (see note 5).

Revenues by type	Legal Professionals		Corporates		Tax Professionals		Reuters News		Global Print		Total
Year ended December 31,	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Recurring	2,159	2,079	993	925	658	630	329	250	-	-	4,139	3,884
Transactions	214	205	245	261	136	137	41	46	-	-	636	649
Global Print	-	-	-	-	-	-	-	-	728	764	728	764
Eliminations	-	-	-	-	-	-	-	-	-	-	(2)	-
Total	2,373	2,284	1,238	1,186	794	767	370	296	728	764	5,501	5,297

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax Professionals		Reuters News		Global Print		Total
Year ended December 31,	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
U.S.	1,924	1,893	991	947	658	630	158	74	513	515	4,244	4,059
Canada (country of domicile)	54	59	10	10	26	24	3	3	86	96	179	192
Other	27	29	65	73	74	79	9	9	25	38	200	228
Americas (North America, Latin America, South America)	2,005	1,981	1,066	1,030	758	733	170	86	624	649	4,623	4,479
U.K.	213	167	104	91	18	15	30	27	47	61	412	361
Other	60	48	39	34	2	2	111	114	16	12	228	210
EMEA (Europe, Middle East and Africa)	273	215	143	125	20	17	141	141	63	73	640	571
Asia Pacific	95	88	29	31	16	17	59	69	41	42	240	247
Eliminations	-	-	-	-	-	-	-	-	-	-	(2)	-
Total	2,373	2,284	1,238	1,186	794	767	370	296	728	764	5,501	5,297

Contract liabilities

Deferred revenue was $815 million at December 31, 2018 and $937 million at December 31, 2017. The non-current portion of deferred revenue was nil at December 31, 2018 and $38 million at December 31, 2017. The lower balances at December 31, 2018 primarily reflect reductions of $209 million related to the disposal of the Financial & Risk business (see note 11). The remaining activity reflected cash payments received or due in advance of satisfying the Company’s performance obligations, net of $727 million of revenues recognized from the deferred revenue balance at December 31, 2017.

Thomson Reuters Annual Report 2018

Costs to obtain a contract

Amortization of deferred commissions were $117 million for the year ending December 31, 2018 and were recorded within “Operating expenses” in the consolidated income statement.

Remaining performance obligations

As of December 31, 2018, the aggregate amount of the remaining performance obligations was $15.3 billion, including the portion recorded as deferred revenue. The Company expects to recognize these revenues over the following years as follows:

2019	24%
2020	12%
2021	7%
2022 and thereafter	57%

The remaining performance obligations in 2022 and thereafter mostly relate to a 30-year agreement under which the Reuters News business will supply Refinitiv, in which the Company owns a 45% interest, news and editorial content. This arrangement, which commenced October 1, 2018, will provide the Company a minimum of $325 million per year until 2048, however, these revenues may increase as the contract requires adjustments related to changes in the consumer price index and foreign exchange rates (see note 31). As allowed by the IFRS 15 practical expedient, the Company excluded performance obligation for contracts with an original expected duration of less than one year from its disclosure.

Note 5: Segment Information

The Company is organized as five reportable segments, reflecting how the businesses are managed. Effective October 1, 2018, the Company transitioned from a product-centric structure to a customer-centric structure, and remapped its business units into the following reportable segments: Legal Professionals, Corporates, Tax Professionals, Reuters News and Global Print. The accounting policies applied by the segments are the same as those applied by the Company. The segments offer products and services to target customers as described below.

Legal Professionals

The Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

The Corporates segment serves corporate customers, including the seven largest global accounting firms, with the Company’s full suite of offerings across legal, tax, regulatory and compliance functions.

Tax Professionals

The Tax Professionals segment serves tax, accounting and audit professionals in accounting firms (other than the seven largest firms, which are served by the Corporates segment), as well as governmental taxing authorities with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

The Reuters News segment provides real-time, multi-media news and information services to newspapers, television and cable networks, radio stations and websites around the globe, as well as to Refinitiv.

Global Print

The Global Print segment provides legal and tax information primarily in print format to customers around the world.

The Company also reports “Corporate costs”, which includes expenses for corporate functions and does not qualify as a reportable segment.

Thomson Reuters Annual Report 2018

	Year ended December 31,
	2018	2017
Revenues
Legal Professionals	2,373	2,284
Corporates	1,238	1,186
Tax Professionals	794	767
Reuters News	370	296
Global Print	728	764
Eliminations	(2)	-
Consolidated revenues	5,501	5,297

Adjusted EBITDA
Legal Professionals	816	794
Corporates	395	411
Tax Professionals	273	252
Reuters News	27	27
Global Print	320	335
Corporate costs	(466)	(228)
Adjusted EBITDA	1,365	1,591
Fair value adjustments (see note 6)	5	-
Depreciation	(110)	(113)
Amortization of computer software	(400)	(357)
Amortization of other identifiable intangible assets	(109)	(135)
Other operating gains, net	29	48
Consolidated operating profit	780	1,034
Net interest expense	(260)	(357)
Other finance income (costs)	13	(170)
Share of post-tax losses in equity method investments	(212)	(4)
Tax (expense) benefit	(141)	134
Earnings from continuing operations	180	637

Thomson Reuters Annual Report 2018

	Additions to Capital Assets(1) and Goodwill
	December 31,
	2018	2017
Legal Professionals	276	239
Corporates	311	143
Tax Professionals	90	91
Reuters News	33	43
Global Print	33	5
Reportable segments	743	521
Corporate assets	40	26
Assets related to discontinued operations	347	660
Total	1,130	1,207

(1) Capital assets include computer hardware and other property, computer software and other identifiable intangible assets.

Geographic Information	Non-Current Assets(2)
	December 31,
	2018	2017
U.S.	7,866	12,344
Canada (country of domicile)	1,028	1,185
Other	225	296
Americas (North America, Latin America, South America)	9,119	13,825

U.K.	935	3,085
Other	1,935	4,514
EMEA (Europe, Middle East and Africa)	2,870	7,599

Asia Pacific	106	1,522
Total	12,095	22,946

(2) Non-current assets are primarily comprised of computer hardware and other property, computer software, other identifiable intangible assets, goodwill and investments in equity method investees.

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.

Adjusted EBITDA

•

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments, and corporate related items.

•	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.

•

Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology, commercial sales operations, real estate, and product and content development, as well as an allocation of product costs when one segment sells products managed by another segment.

•	Consolidated adjusted EBITDA is comprised of adjusted EBITDA from reportable segments and Corporate costs.

Thomson Reuters Annual Report 2018

Revenues by Classes of Similar Products or Services

The following table sets forth revenues by major type:

	Year ended December 31,
	2018	2017
Electronic, software & services	4,773	4,533
Global Print	728	764
Total	5,501	5,297

Note 6: Operating Expenses

The components of operating expenses include the following:

	Year ended December 31,
	2018	2017
Salaries, commissions and allowances(1)	2,505	2,241
Share-based payments	48	60
Post-employment benefits	143	152
Total staff costs	2,696	2,453
Goods and services(2)	1,038	864
Data	240	226
Telecommunications	43	28
Real estate	119	135
Fair value adjustments(3)	(5)	-
Total operating expenses	4,131	3,706

(1) Salaries, commissions and allowances include severance costs of $135 million in 2018 (2017 - $53 million). The 2018 severance costs included $127 million of restructuring charges (see note 23).

(2) Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.

(3) Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Note 7: Other Operating Gains, Net

In 2018, other operating gains, net, of $29 million included a gain on the sale of a Canadian wholly-owned subsidiary to a company affiliated with The Woodbridge Company Limited (“Woodbridge”), the Company’s principal shareholder (see note 31) and a pension plan curtailment gain from a reduction of employees that had participated in the plans (see note 27). Additionally, other operating gains, net, includes $6 million of income related to a license that allows Refinitiv to use the “Reuters” mark to brand its products and services, subject to certain restrictions (see note 31).

In 2017, other operating gains, net, of $48 million included a gain from the sale of a portion of an investment.

Thomson Reuters Annual Report 2018

Note 8: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Year ended December 31,
	2018	2017
Interest expense:
Debt	259	327
Derivative financial instruments - hedging activities	5	5
Other, net	7	3
Fair value (gains) losses on financial instruments:
Cash flow hedges, transfer from equity (see note 20)	59	(94)
Net foreign exchange (gains) losses on debt	(59)	94
Net interest expense - debt and other	271	335
Net interest expense - pension and other post-employment benefit plans	27	29
Interest income	(38)	(7)
Net interest expense	260	357

	Year ended December 31,
	2018	2017
Net (gains) losses due to changes in foreign currency exchange rates	(31)	108
Net (gains) losses on derivative instruments	(4)	34
Losses from redemption of debt securities	22	26
Other	-	2
Other finance (income) costs	(13)	170

Net (gains) losses due to changes in foreign currency exchange rates

Net (gains) losses due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net (gains) losses on derivative instruments

Net (gains) losses on derivative instruments were principally comprised of amounts relating to foreign exchange contracts (see note 20).

Losses from redemption of debt securities

Losses from redemption of debt securities primarily represent premiums incurred for early extinguishment of debt securities (see note 20).

Note 9: Equity Method Investments

Equity method investments are primarily comprised of the Company’s 45% investment in Refinitiv, which is a provider of financial markets data, infrastructure, technology and expertise. The Company retained a 45% stake in Refinitiv when it sold a 55% interest in its former Financial & Risk business (now known as Refinitiv) to private equity funds managed by Blackstone on October 1, 2018. As the Company has significant influence in the financial and operating policy decisions of Refinitiv, the investment is accounted for under the equity method. Refinitiv Holdings Ltd. is an exempted company incorporated with limited liability under the laws of the Cayman Islands with corporate offices in New York, New York and London. In accordance with its debt covenants, Refinitiv is limited in its ability to pay dividends to its investors, subject to certain exceptions.

Thomson Reuters Annual Report 2018

The terms of the Company’s investment in Refinitiv include warrants that provide for a potential exchange of value between Blackstone (and its co-investors) and the Company at the time of an IPO or change in control of Refinitiv, depending on the value of Refinitiv at that date. The Company’s equity ownership in Refinitiv could fluctuate between 42.9% and 47.6% depending on which party exercises its warrant and assuming no change to the ownership interests of the parties following the formation of Refinitiv. These warrants are a derivative instrument, recorded within “Other financial assets – non-current” in the consolidated statement of financial position, and must be accounted for at fair value each reporting period. Future changes in value will be recorded within “Other operating gains (losses)”, net, in the consolidated income statement.

The Company’s share of post-tax (losses) in equity method investments as reported in the consolidated income statement is comprised of the following:

	Year ended December 31,
	2018	2017
Refinitiv	(219)	-
Other equity method investments	7	(4)
Total share of post-tax losses in equity method investments	(212)	(4)

The composition of equity method investments as reported in the consolidated statement of financial position is comprised of the following:

	December 31,
	2018	2017
Refinitiv	2,052	-
Other equity method investments	155	167
Total equity method investments	2,207	167

Set forth below is summarized financial information for Refinitiv, and a reconciliation to the Company’s carrying value of its investment.

Three months ended December 31,
2018
Revenues	1,550

Net loss attributable to Refinitiv(1)	(487)
Other comprehensive loss	(172)
Total comprehensive loss	(659)

(1) Excludes $10 million of net earnings attributable to non-controlling interests.

Thomson Reuters Annual Report 2018

December 31,
2018
Assets
Current assets	2,284
Non-current assets	20,978
Total assets	23,262
Liabilities
Current liabilities	1,842
Non-current liabilities	13,966
Total liabilities	15,808
Net assets	7,454
Non-controlling interests	(1,924)
Preference shares and other excluded additional paid in capital	(971)
Net assets attributable to Refinitiv	4,559

Net assets attributable to Refinitiv - October 1, 2018	5,218
Net loss attributable to Refinitiv(1)	(487)
Other comprehensive loss attributable to Refinitiv	(172)
Net assets attributable to Refinitiv - December 31, 2018	4,559
Thomson Reuters % share	45%
Thomson Reuters carrying amount	2,052

(1) Excludes $10 million of net earnings attributable to non-controlling interests.

Refer to note 31 for related party transactions with Refinitiv.

Note 10: Taxation

The components of tax expense (benefit) for 2018 and 2017 are as follows:

	Year ended December 31,
	2018	2017
Current tax expense	308	152
Deferred tax benefit	(167)	(286)
Total tax expense (benefit)	141	(134)

Taxes on items recognized in “Other comprehensive income (loss)” or directly in equity in 2018 and 2017 are as follows:

	Year ended December 31,
	2018	2017
Deferred tax expense on actuarial gains on defined benefit plans	22	34
Deferred tax benefit on share of other comprehensive loss in equity method investment - may be subsequently reclassified to net earnings	(5)	-
Deferred tax benefit on share of other comprehensive loss in equity method investments - will not be reclassified to net earnings	(14)	-
Deferred tax expense on share-based payments	4	19
Current tax benefit on share-based payments	(15)	(14)

Thomson Reuters Annual Report 2018

Below is a reconciliation of income taxes calculated at the Canadian corporate tax rate of 26.5% to the tax expense (benefit) for 2018 and 2017:

	Year ended December 31,
	2018	2017
Income before tax	321	503
Income before tax multiplied by the standard rate of Canadian corporate tax of 26.5%	85	133
Effects of:
Income taxes recorded at rates different from the Canadian tax rate	(135)	(255)
Tax losses for which no benefit is recognized	3	42
Net non-deductible (non-taxable) foreign exchange and other losses (gains)	(100)	105
Tax on restructuring activities associated with the Financial & Risk transaction	207	-
Provision for uncertain tax provisions(1)	229	8
Recognition of tax losses that arose in prior years(1)	(159)	-
Impact of tax law changes(2)	5	(199)
Other adjustments related to prior years	(2)	18
Withholding taxes	1	4
Other differences	7	10
Total tax expense (benefit)	141	(134)

(1) 2018 includes impacts of the Financial & Risk transaction and uncertainties related to the U.S. Tax Cuts and Jobs Act of 2017. The provision is largely offset by the recognition of deferred tax assets for tax losses that arose in prior years that are available to mitigate various exposures.

(2) 2017 includes a $205 million deferred tax benefit related to the impact of the U.S. Tax Cuts and Jobs Act of 2017.

The Company’s effective income tax rate on earnings from continuing operations was 43.9% in 2018 (2017 - 26.6% benefit). The 2018 period included $90 million of net charges associated with the separation of Financial & Risk from the rest of the Company. This charge was net of $40 million in benefits from the recognition of deferred tax assets that arose in prior years and were used to offset certain taxable gains. The 2017 period included a $205 million deferred tax benefit reflecting a lower U.S. corporate tax rate as a result of the U.S. Tax Cuts and Jobs Act of 2017. A 1% increase in the effective income tax rate would have increased 2018 income tax expense and decreased earnings from continuing operations by approximately $3 million.

The effective income tax rate in 2018 was higher than the Canadian corporate income tax rate due to the charges associated with the separation of Financial & Risk from the rest of the Company. Excluding that, the effective tax rate in both years was lower than the Canadian corporate income tax rate due to the lower tax rates and differing tax rules applicable to certain of the Company’s operating and financing subsidiaries outside Canada. In addition, the 2017 effective tax rate benefited from the impact of the U.S. Tax Cuts and Jobs Act of 2017. The Company’s effective tax rate depends on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates. Because of the requirements of income tax accounting under IAS 12, Income Taxes, income tax expense can differ significantly from taxes paid in any reporting period.

At December 31, 2018, the consolidated statement of financial position included current taxes receivable of $78 million (2017 - $53 million) within “Prepaid expenses and other current assets” and, in 2017, $45 million within “Other non-current assets”, and current taxes payable of $106 million (2017 - $78 million) within “Payables, accruals and provisions”.

Thomson Reuters Annual Report 2018

Note 11: Discontinued Operations

On October 1, 2018, the Company sold a 55% interest in its Financial & Risk business. The results of Financial & Risk are reported as discontinued operations in the consolidated financial statements for all periods presented.

Earnings from discontinued operations are summarized as follows:

	Year ended December 31,
	2018	2017
Revenues	4,677	6,043
Expenses	(3,247)	(5,363)
Earnings from discontinued operations before income tax	1,430	680
Tax (expense) benefit on earnings from discontinued operations	(995)	142
Earnings from discontinued operations after income tax	435	822
Gain on sale of discontinued operations before income tax	3,081	-
Tax benefit on gain on sale of discontinued operations(1)	343	-
Earnings from discontinued operations, net of tax	3,859	822

(1) The $343 million tax benefit was primarily attributable to a reduction in the Company’s deferred tax liability associated with the Financial & Risk transaction. IFRS accounting rules required the establishment of an $850 million deferred tax liability when the Financial & Risk business was classified as held for sale. The $850 million charge to establish the deferred tax liability is included in the $995 million of tax expense on earnings from discontinued operations. The deferred tax liability was reduced to $528 million upon closing based on the final allocation of proceeds by jurisdiction.

The consideration received and the net assets disposed in the transaction were as follows:

Year ended December 31,
2018
Consideration received - cash and cash equivalents	16,548

Cash and cash equivalents	(460)
Trade and other receivables	(646)
Other financial assets - current	(21)
Prepaid expenses and other current assets	(202)
Computer hardware and other property, net	(481)
Computer software, net	(850)
Other identifiable intangible assets, net	(1,912)
Goodwill	(9,885)
Other financial assets - non-current	(64)
Other non-current assets	(87)
Deferred tax	(14)
Total assets	(14,622)
Payables, accruals and provisions	844
Deferred revenue	207
Other financial liabilities - current	8
Provisions and other non-current liabilities	383
Other financial liabilities - non-current	1
Deferred tax	331
Total liabilities	1,774
Net assets disposed	(12,848)
Non-controlling interests disposed	527
Cumulative foreign currency translation adjustments(1)	(3,102)
Opening balance 45% equity investment in Refinitiv(2)	2,100
Other	(144)
Gain on sale before income tax	3,081

(1) Relates to amounts previously recognized within accumulated other comprehensive loss.

(2) The opening balance of the Company’s 45% equity investment included a re-measurement loss of $3,682 million reflecting the debt that Refinitiv borrowed on October 1, 2018 to fund the proceeds.

Thomson Reuters Annual Report 2018

To facilitate the separation, Refinitiv and Thomson Reuters are providing certain transition services to each other following the sale for a specified period, including technology and administrative services. See note 31 for further details.

Note 12: Earnings Per Share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Year ended December 31,
	2018	2017
Earnings attributable to common shareholders	3,949	1,395
Less: Dividends declared on preference shares	(3)	(2)
Earnings used in consolidated earnings per share	3,946	1,393
Less: Earnings from discontinued operations, net of tax	(3,859)	(822)
Remove: Non-controlling interests from discontinued operations	90	64
Earnings used in earnings per share from continuing operations	177	635

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Year ended December 31,
	2018	2017
Weighted-average number of common shares outstanding	666,945,878	718,068,567
Weighted-average number of vested DSUs	640,507	701,138
Basic	667,586,385	718,769,705
Effect of stock options and TRSUs	624,332	1,423,800
Diluted	668,210,717	720,193,505

There were no share-based compensation awards outstanding at December 31, 2018 or 2017 where the exercise price was greater than the average market price.

Note 13: Cash and Cash Equivalents

	December 31,
	2018	2017
Cash
Cash at bank and on hand	309	614
Cash equivalents
Money market accounts	2,390	249
Short-term deposits	7	11
Cash and cash equivalents	2,706	874

Of total cash and cash equivalents, $24 million and $126 million at December 31, 2018 and 2017, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Thomson Reuters Annual Report 2018

Note 14: Trade and Other Receivables

	December 31,
	2018	2017
Trade receivables	1,132	1,500
Less: allowance for doubtful accounts	(30)	(39)
Less: allowance for sales adjustments	(33)	(46)
Net trade receivables	1,069	1,415
Other receivables(1)	244	42
Trade and other receivables	1,313	1,457

(1) At December 31, 2018, includes $222 million due from Refinitiv, in which the Company has a 45% investment. There are no expected credit losses associated with this receivable. See note 31.

The aging of gross trade receivables at each reporting date was as follows:

	December 31,
	2018	2017
Current	726	911
Past due 1-30 days	185	186
Past due 31-60 days	73	99
Past due 61-90 days	39	127
Past due >91 days	109	177
Balance at December 31	1,132	1,500

Allowance for doubtful accounts

The change in the allowance for doubtful accounts was as follows:

	December 31,
	2018	2017
Balance at beginning of year	39	42
Charges	35	43
Write-offs	(34)	(45)
Disposals of businesses	(8)	-
Translation and other, net	(2)	(1)
Balance at end of year	30	39

The Company is exposed to normal credit risk with respect to its accounts receivable and maintains provisions for credit losses. The potential for such losses is mitigated because customer creditworthiness is evaluated before credit is extended and there is no significant exposure to any single customer.

The Company estimates credit losses for trade receivables by aggregating similar customer types together, because they tend to share similar credit risk characteristics, taking into consideration the number of days the receivable is past due. Provision rates for the allowance for doubtful accounts are based on historical credit loss experience and calibrated, based on management’s judgment, with forward looking information about a debtor’s ability to pay. Trade and other receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include past due status greater than 365 days or bankruptcy of the debtor.

Note 15: Prepaid Expenses and Other Current Assets

	December 31,
	2018	2017
Inventory	33	31
Prepaid expenses	142	391
Deferred commissions(1)	110	-
Other current assets	149	126
Prepaid expenses and other current assets	434	548

(1) Deferred commissions recognized in 2018 due to the adoption of IFRS 15. See note 1.

Other current assets were principally comprised of receivables for current income taxes and value added taxes.

Thomson Reuters Annual Report 2018

Note 16: Computer Hardware and Other Property

Computer hardware and other property consist of the following:

	Computer Hardware	Land, Buildings and Building Improvements	Furniture, Fixtures and Equipment	Total

Cost:

December 31, 2016	2,246	1,319	510	4,075

Additions:
Capital expenditures	150	81	26	257
Acquisitions	2	-	5	7

Removed from service	(36)	(5)	(47)	(88)

Disposals of businesses	(5)	(66)	(10)	(81)

Translation and other, net	85	42	11	138

December 31, 2017	2,442	1,371	495	4,308

Additions:
Capital expenditures	122	24	38	184
Acquisitions	1	-	-	1

Removed from service	(150)	(1)	(7)	(158)

Disposals of businesses	(1,594)	(612)	(217)	(2,423)

Translation and other, net	(47)	(25)	(14)	(86)

December 31, 2018	774	757	295	1,826

Accumulated depreciation:

December 31, 2016	(1,965)	(789)	(360)	(3,114)

Current year depreciation - continuing operations	(52)	(41)	(20)	(113)

Current year depreciation - discontinued operations(1)	(114)	(45)	(24)	(183)

Removed from service	36	5	47	88

Disposals of businesses	4	38	6	48

Translation and other, net	(76)	(32)	(5)	(113)

December 31, 2017	(2,167)	(864)	(356)	(3,387)

Current year depreciation - continuing operations	(54)	(37)	(19)	(110)

Current year depreciation - discontinued operations(1)	(11)	(4)	(2)	(17)

Removed from service	150	1	7	158

Disposals of businesses	1,357	448	137	1,942

Translation and other, net	38	15	8	61

December 31, 2018	(687)	(441)	(225)	(1,353)

Carrying amount:

December 31, 2017	275	507	139	921

December 31, 2018	87	316	70	473

(1) Represents depreciation expense through January 2018 when the Financial & Risk business was classified as a discontinued operation.

Fully depreciated assets are retained in cost and accumulated depreciation accounts until such assets are removed from service. Proceeds from disposals of computer hardware and other property are netted against the related assets and the accumulated depreciation and included within “Operating profit” in the consolidated income statement.

Thomson Reuters Annual Report 2018

Note 17: Computer Software

Computer software consists of the following:

	2018	2017
Cost:
Balance at January 1,	6,710	6,331
Additions:
Internally developed	674	694
Purchased	37	54
Acquisitions	25	18
Removed from service	(141)	(426)
Disposals of businesses	(3,096)	-
Translation and other, net	(26)	39
Balance at December 31,	4,183	6,710
Accumulated amortization:
Balance at January 1,	(5,252)	(4,937)
Current year amortization - continuing operations	(400)	(357)
Current year amortization - discontinued operations(1)	(30)	(342)
Removed from service	141	426
Disposals of businesses	2,246	-
Translation and other, net	20	(42)
Balance at December 31,	(3,275)	(5,252)

Carrying amount at December 31:	908	1,458

(1) Represents amortization expense through January 2018 when the Financial & Risk business was classified as a discontinued operation.

Fully amortized assets are retained in cost and accumulated amortization accounts until such assets are removed from service. Proceeds from disposals of computer software are netted against the related assets and the accumulated amortization and included within “Operating profit” in the consolidated income statement.

Thomson Reuters Annual Report 2018

Note 18: Other Identifiable Intangible Assets

	Indefinite Useful Life	Finite Useful Life
	Trade Names	Trade Names	Customer Relationships(1)	Databases and Content	Other	Total
Cost:
December 31, 2016	2,646	254	6,128	776	1,563	11,367
Acquisitions	-	5	40	7	-	52
Removed from service	-	(15)	-	(1)	(21)	(37)
Translation and other, net	-	3	185	15	42	245
December 31, 2017	2,646	247	6,353	797	1,584	11,627
Acquisitions	-	3	60	32	1	96
Removed from service	-	(5)	(16)	(3)	(13)	(37)
Disposals of businesses	-	(88)	(4,698)	(147)	(801)	(5,734)
Translation and other, net	-	(4)	(104)	(10)	(30)	(148)
December 31, 2018	2,646	153	1,595	669	741	5,804

Accumulated amortization:
December 31, 2016	-	(237)	(3,647)	(574)	(1,254)	(5,712)
Current year amortization - continuing operations	-	(6)	(70)	(35)	(24)	(135)
Current year amortization - discontinued operations(2)	-	(5)	(297)	(8)	(23)	(333)
Removed from service	-	15	-	1	21	37
Translation and other, net	-	(3)	(109)	(11)	(46)	(169)
December 31, 2017	-	(236)	(4,123)	(627)	(1,326)	(6,312)
Current year amortization - continuing operations	-	(2)	(61)	(21)	(25)	(109)
Current year amortization - discontinued operations(2)	-	-	(26)	(1)	(2)	(29)
Removed from service	-	5	16	3	13	37
Disposals of businesses	-	83	2,998	122	619	3,822
Translation and other, net	-	4	74	10	23	111
December 31, 2018	-	(146)	(1,122)	(514)	(698)	(2,480)
Carrying amount:
December 31, 2017	2,646	11	2,230	170	258	5,315
December 31, 2018	2,646	7	473	155	43	3,324

(1) The balance at December 31, 2017 includes an asset with a carrying amount of $1,462 million that was disposed of in 2018 with the sale of a 55% interest in the Financial & Risk business.

(2) Represents amortization expense through January 2018 when the Financial & Risk business was classified as a discontinued operation.

The carrying amount of the indefinite-lived trade names is comprised of the following:

•	Reuters trade name of $1,939 million at December 31, 2018 and 2017; and

•	West trade name of $707 million at December 31, 2018 and 2017.

Thomson Reuters Annual Report 2018

Due to widespread brand recognition, long history and expected future use, these trade names have been assigned indefinite lives. For purposes of impairment testing, the West trade name was assigned to the Legal CGU as it is closely associated with that CGU. The Reuters trade name is considered a corporate asset, because it is used in the Company’s name, and therefore its carrying value was compared to the combined excess fair value of all the Company’s CGU’s. The Company performed its annual test for impairment as of October 1, 2018. No impairment was recorded. See note 19.

Note 19: Goodwill

The following table presents goodwill for the years ended December 31, 2018 and 2017:

	2018	2017
Cost:
Balance at January 1,	17,819	17,165
Acquisitions	113	125
Disposals of businesses	(12,629)	-
Translation and other, net	(227)	529
Balance at December 31,	5,076	17,819

Accumulated impairment:
Balance at January 1,	(2,777)	(2,680)
Disposals of businesses	2,744	-
Translation	33	(97)
Balance at December 31,	-	(2,777)

Carrying amount at December 31:	5,076	15,042

Impairment test of goodwill

The Company performed its annual goodwill impairment test as of October 1, 2018. No goodwill impairment was recorded as the estimated fair value less costs of disposal of all CGUs exceeded their carrying values. The annual goodwill impairment test was performed at the former Legal and Tax & Accounting segment level, which comprised the groups of CGUs to which goodwill was allocated and monitored by management at the date of the test. The following table shows the carrying amount of goodwill by CGU in the annual impairment test:

Cash-Generating Unit	2018
Legal	3,726
Tax & Accounting	1,283

In 2017, the fair values for the former Legal and Tax & Accounting CGUs exceeded their respective carrying values by over 100%. As such, the Company did not re-estimate the recoverable value of its CGUs for the 2018 impairment test. As allowed under IAS 36, Impairment of Assets, the Company concluded that no events or changes in circumstances indicated that carrying value of its CGUs may not be recoverable. The valuation techniques, significant assumptions and sensitivities described below relate to the recoverable value determined in the 2017 impairment test.

Thomson Reuters Annual Report 2018

Valuation Techniques

The selection and application of valuation techniques and the determination of significant assumptions requires judgment. As with previous impairment tests, the recoverable value of each CGU was based on fair value less costs of disposal, using a weighted-average of the income approach and market approach. IFRS 13, Fair Value Measurement, defines fair value as a market-based measurement rather than an entity-specific measurement. Therefore, the fair value of the CGU must be measured using the assumptions that market participants would use rather than those related specifically to the Company. In particular, the discount and tax rates used in the income approach reflect market participant assumptions. To calculate these market participant assumptions, publicly available data was gathered from companies operating in businesses similar to each CGU, which includes key competitors. As certain inputs to the valuation are not based on observable market data, the recoverable value of each CGU is categorized in Level 3 of the fair value measurement hierarchy.

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate. The Company used the discounted cash flow (“DCF”) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, capital expenditures, tax rates and discount rates.

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

The Company weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach/40% market approach. The Company believes that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

Cash Flow Projections

Cash flow projections were based on the Company’s internal budget. The Company projected cash flows for a period of three years and applied a perpetual growth rate thereafter, as prescribed by IAS 36. In order to project cash flows for the three-year period, the Company considered growth in revenues and costs as well as capital expenditures. In preparing its projections, the Company considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also took into account the expected impact from efficiency initiatives, new product launches, customer retention, as well as the maturity of the markets in which each business operates.

Discount Rate

The Company assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represented a weighted-average cost of capital (“WACC”) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and the cost of debt. The cost of equity reflects the long-term risk-free interest rate associated with U.S. Treasury bonds and considers a risk premium based on an assessment of risks related to the projected cash flows of each CGU.

Thomson Reuters Annual Report 2018

Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition or participation in less stable geographic markets.

Tax Rate

The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information, or statutory tax rates. Tax assumptions are sensitive to changes in tax laws and the jurisdictions in which profits are earned.

The key assumptions used in performing the impairment test, by CGU, are presented below:

Cash-Generating Unit	Perpetual Growth Rate(1)	Discount Rate	Tax Rate
Legal	2.5%	7.4%	36.6%
Tax & Accounting	3.0%	9.0%	38.0%

(1)  The perpetual growth rate is applied to the final year of cash flow projections.

Results and Sensitivities

The fair value for each CGU exceeded its carrying value by over 100%. Therefore, the sensitivity analysis demonstrated that no reasonably possible change in the perpetual growth, discount rate or income tax assumptions would cause the carrying amounts of any CGU to exceed its recoverable amount.

Organizational Change

In the fourth quarter of 2018, the Company transitioned from a product centric structure to a customer centric structure, reflecting the way the Company is managed after the sale of a 55% interest in its Financial & Risk business (see note 11). As part of the change, the Company remapped its Legal and Tax & Accounting CGUs into five new CGUs: Legal Professionals, Corporates, Tax Professionals, Reuters News and Global Print. There was no need to perform additional goodwill impairment testing as the change in structure did not have an adverse effect on the Company.

Note 20: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

December 31, 2018(1)	Assets/(Liabilities) at Amortized Cost	Assets/(Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income	Derivatives Used for Hedging(2)	Total
Cash and cash equivalents	316	2,390	-	-	2,706
Trade and other receivables	1,313	-	-	-	1,313
Other financial assets - current	75	1	-	-	76
Other financial assets - non-current	14	16	23	-	53
Current indebtedness	(3)	-	-	-	(3)
Trade payables (see note 22)	(326)	-	-	-	(326)
Accruals (see note 22)	(854)	-	-	-	(854)
Other financial liabilities - current(3)	(95)	-	-	-	(95)
Long-term indebtedness	(3,213)	-	-	-	(3,213)
Other financial liabilities - non-current	(1)	(2)	-	(76)	(79)
Total	(2,774)	2,405	23	(76)	(422)

Thomson Reuters Annual Report 2018

December 31, 2017	Cash, Trade and Other Receivables	Assets/(Liabilities) at Fair Value through Earnings	Derivatives Used for Hedging(2)	Available for Sale	Other Financial Liabilities	Total
Cash and cash equivalents	874	-	-	-	-	874
Trade and other receivables	1,457	-	-	-	-	1,457
Other financial assets - current	78	20	-	-	-	98
Other financial assets - non-current	49	1	-	33	-	83
Current indebtedness	-	-	-	-	(1,644)	(1,644)
Trade payables (see note 22)	-	-	-	-	(307)	(307)
Accruals (see note 22)	-	-	-	-	(1,477)	(1,477)
Other financial liabilities - current	-	(49)	-	-	(80)	(129)
Long-term indebtedness	-	-	-	-	(5,382)	(5,382)
Other financial liabilities - non-current	-	(31)	(246)	-	(2)	(279)
Total	2,458	(59)	(246)	33	(8,892)	(6,706)

(1) At December 31, 2018, money market funds are presented within “Assets/Liabilities at Fair Value through Earnings” reflecting the adoption of IFRS 9, Financial Instruments. At December 31, 2017, money market funds of $249 million were included within “Cash, Trade and Other Receivables”.

(2) Derivatives are entered into with specific objectives for each transaction, and are linked to specific assets, liabilities, firm commitments or highly probable forecasted transactions.

(3) Included a commitment to repurchase up to $21 million of shares related to the Company’s pre-defined plan with its broker to repurchase the Company’s shares during its internal trading blackout period. See note 25.

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current, in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and considering non-performance risk.

Thomson Reuters Annual Report 2018

The following is a summary of debt and related derivative instruments that hedge the cash flows of debt:

	Carrying Amount		Fair Value
December 31, 2018	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	3	-	3	-
C$550, 3.309% Notes, due 2021	402	76	407	76
$350, 3.95% Notes, due 2021(1)	138	-	139	-
$600, 4.30% Notes, due 2023	596	-	607	-
$450, 3.85% Notes, due 2024(1)	240	-	233	-
$500, 3.35% Notes, due 2026	495	-	458	-
$350, 4.50% Notes, due 2043(1)	116	-	105	-
$350, 5.65% Notes, due 2043	341	-	364	-
$400, 5.50% Debentures, due 2035	395	-	406	-
$500, 5.85% Debentures, due 2040	490	-	524	-
Total	3,216	76	3,246	76
Current portion	3	-
Long-term portion	3,213	76

(1) Notes were partially redeemed in October 2018. See the “Long-term debt activity”section below for additional information.

	Carrying Amount		Fair Value
December 31, 2017	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	4	-	7	-
Commercial paper	1,637	-	1,641	-
C$500, 3.369% Notes, due 2019	398	75	405	75
C$750, 4.35% Notes, due 2020	597	128	629	128
C$550, 3.309% Notes, due 2021	437	43	450	43
$500, 4.70% Notes, due 2019	499	-	519	-
$350, 3.95% Notes, due 2021	349	-	361	-
$600, 4.30% Notes, due 2023	597	-	634	-
$450, 3.85% Notes, due 2024	447	-	459	-
$500, 3.35% Notes, due 2026	495	-	497	-
$350, 4.50% Notes, due 2043	341	-	361	-
$350, 5.65% Notes, due 2043	341	-	420	-
$400, 5.50% Debentures, due 2035	394	-	459	-
$500, 5.85% Debentures, due 2040	490	-	607	-
Total	7,026	246	7,449	246
Current portion	1,644	-
Long-term portion	5,382	246

Thomson Reuters Annual Report 2018

Long-term Debt Activity

The Company used part of the proceeds from the sale of a 55% interest in its Financial & Risk business to repay debt in October 2018. The details of note repayments in 2018 and 2017 are as follows:

Month/Year	Full / Partial Redemption	Notes Repaid	Principal Amount (in millions)
October 2018	Full Redemption	3.369% Notes, due 2019(1)	C$500
October 2018	Full Redemption	4.35% Notes, due 2020(1)	C$750
October 2018	Full Redemption	4.70% Notes, due 2019(1)	$500
October 2018	Partial Redemption	3.95% Notes, due 2021(1)	$211 million repaid of $350 million principal amount
October 2018	Partial Redemption	3.85% Notes, due 2024(1)	$208 million repaid of $450 million principal amount
October 2018	Partial Redemption	4.50% Notes, due 2043(1)	$231 million repaid of $350 million principal amount
December 2017	Full Redemption	6.50% Notes, due 2018(1)	US$1,000
September 2017	Full Redemption	1.65% Notes, due 2017	US$550
February 2017	Full Redemption	1.30% Notes, due 2017	US$550

(1) These notes were redeemed prior to their scheduled due date.

Commercial Paper

Under its commercial paper program, the Company may issue up to $2.0 billion of notes. There was no outstanding commercial paper at December 31, 2018. Current indebtedness at December 31, 2017 included $1,637 million of outstanding commercial paper that was repaid in 2018.

Cross-currency interest rate swaps

The Company uses fixed-to-fixed cross-currency interest rate swaps to hedge its currency exposures on indebtedness. These instruments swap Canadian dollar principal and interest payments into U.S. dollars. The critical terms of the swap, such as the timing and amount of cash flows, match the terms of the related indebtedness, creating an economic relationship that is expected to result in a highly effective hedge. To test for hedge ineffectiveness at hedge inception and subsequent reporting periods, the Company performs qualitative tests to confirm that the terms of the instruments have not changed, as well as quantitative tests to assess if the future cash flows of the swap and the indebtedness will offset one another. Ineffectiveness may arise from changes in cross currency basis spreads or the credit risk inherent in the swaps. The notional principal amount of the swaps equals the underlying debt exposures for a 1:1 hedge ratio.

The swaps were designated as cash flow hedges and were recorded in the consolidated statement of financial position at their fair value, which was a net liability position of $76 million at December 31, 2018 (2017 - net liability position of $246 million).

The details of these instruments are set forth below:

Received	Paid	Hedged Risk	Year of Maturity	Principal Amount
2018 Cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2021	US$483

Thomson Reuters Annual Report 2018

Received	Paid	Hedged Risk	Year of Maturity	Principal Amount
2017 Cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2019(1)	US$478
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2020(1)	US$731
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2021	US$483

(1) The swaps maturing in 2019 and 2020 were terminated in connection with the early repayment of the related Canadian dollar denominated hedged debt in October 2018.

Credit Facilities

The Company has a $2.4 billion credit facility agreement which matures in November 2021 and may be used to provide liquidity for general corporate purposes (including support for its commercial paper program). There were no outstanding borrowings under this credit facility at December 31, 2018 and 2017. In 2018, the Company borrowed and repaid $370 million under this credit facility. Based on the Company’s current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 110 basis points. The Company may also request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $3.0 billion.

In the event the Company’s debt rating is downgraded by Moody’s or Standard & Poor’s, the facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in the Company’s ratings may reduce the facility fees and borrowing costs.

The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. The Company was in compliance with this covenant at December 31, 2018.

The Company entered into a second $1.5 billion credit facility agreement in November 2017 that was comprised of a $0.5 billion term loan facility and a $1.0 billion revolving credit facility, which was cancelled on October 1, 2018. In 2018, the Company borrowed and repaid $1.0 billion under this credit facility.

Currency Risk Exposures

At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

The carrying amount of debt, all of which is unsecured, was denominated in the following currencies:

	Before Currency Hedging Arrangements		After Currency Hedging Arrangements(1)
	December 31,		December 31,
	2018	2017	2018	2017
Canadian dollar	405	1,433	3	1
U.S. dollar	2,811	5,588	3,293	7,275
Other currencies	-	5	-	5
	3,216	7,026	3,296	7,281

(1) Excludes fair value adjustments of $4 million and $9 million at December 31, 2018 and 2017, respectively, associated with the interest related fair value component of hedging instruments.

Thomson Reuters Annual Report 2018

Interest Rate Risk Exposures

At December 31, 2018, the Company’s notes and debentures (after swaps) pay interest at fixed rates. The weighted-average interest rate was 4.6% (2017 - 3.7% including commercial paper borrowings).

Foreign Exchange Contracts

Prior to the sale of a 55% interest in its former Financial & Risk business, the Company used foreign exchange contracts to manage foreign exchange risk on cash flows excluding indebtedness. There were no contracts outstanding at December 31, 2018. The cumulative U.S. dollar notional amounts of contracts outstanding at December 31, 2017 were as follows:

December 31,
Sell (buy)	2017
Euros	361
British pounds sterling	(145)
Japanese yen	48

The fair value of contracts outstanding at December 31, 2017 was a net liability of $8 million.

Embedded Derivatives

The majority of embedded derivatives arise as a result of U.S. dollar pricing of customer agreements by subsidiaries outside of the U.S., virtually all of which were in the former Financial & Risk business. At December 31, 2018, the fair value of embedded derivatives was a net asset of $1 million (2017 - net liability of $51 million).

Fair value gains and losses from derivative financial instruments

Fair value gains and losses from derivative financial instruments recognized in the consolidated income statement and consolidated statement of changes in equity were as follows:

	Year ended December 31,
	2018		2017
	Fair Value Gain (Loss) Through Earnings	Fair Value Loss Through Equity	Fair Value (Loss) Gain Through Earnings	Fair Value Loss Through Equity
Foreign exchange contracts	4	-	(34)	-
Hedging instruments:
Cross currency interest rate swaps - cash flow hedges(1)	(49)	(6)	94	(16)
Forward interest rate swaps - cash flow hedges	1	-	1	-
	(44)	(6)	61	(16)

(1) In 2018, comprised of $59 million of foreign exchange losses related to hedges on Canadian dollar denominated debt and a $10 million gain relating to swaps that were terminated ahead of their maturity in connection with the early repayment of the related hedged debt.

Financial Risk Management

The Company is exposed to a variety of financial risks including market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk, as its operations are diverse and global. A centralized corporate treasury group works to minimize the potential adverse effects from these risks by using hedging strategies, where applicable, as well as associating with high quality financial institutions, limiting exposures to counterparties and ensuring flexible sources of funding. The Chief Financial Officer oversees the overall approach and ensures the use of strict guidelines and internal control processes.

Thomson Reuters Annual Report 2018

Market Risk

Currency Risk

The Company’s consolidated financial statements are expressed in U.S. dollars. However, the Company transacts a portion of its business in other currencies. Changes in the exchange rates for such currencies into U.S. dollars can increase or decrease revenues, operating profit, net earnings and the carrying values of assets and liabilities.

•	Changes in exchange rates between 2017 and 2018 had no impact on consolidated revenues;

•

The translation effects of changes in exchange rates in the consolidated statement of financial position were net translation losses of $287 million in 2018 (2017 - net translation gains of $636 million), which were recorded within accumulated other comprehensive loss in shareholders’ equity;

•

In 2018, net accumulated foreign currency translation losses of $3.1 billion were recycled from equity to the consolidated income statement in connection with the sale of a 55% interest in the Financial & Risk business; and

•

The Company only uses derivative instruments to reduce foreign currency and interest rate exposures. Canadian dollar borrowings are generally converted to U.S. dollar obligations through currency swap arrangements. At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

The table below shows the impact on earnings that a hypothetical 10% strengthening of the U.S. dollar against other foreign currencies would have as a result of changes in fair values of financial instruments as of December 31, 2018.

Increase (decrease) to earnings	£	€	Other Currencies	Total
Impact on earnings from financial assets and liabilities(1)	1	(1)	-	-
Impact on earnings from non-permanent intercompany loans	(8)	(21)	52	23
Total impact on earnings	(7)	(22)	52	23

(1) Excludes debt which has been swapped into U.S. dollar obligations.

Interest Rate Risk

The Company is exposed to fluctuations in interest rates with respect to cash and cash equivalents and long-term borrowings.

As of December 31, 2018, the majority of $2,706 million in cash and cash equivalents was comprised of interest-bearing assets (2017 - $874 million, majority comprised of non-interest-bearing assets). Based on amounts as of December 31, 2018, a 100-basis point increase in interest rates would have increased annual interest income by approximately $25 million (2017 - $3 million).

At December 31, 2018, the Company’s notes and debentures (after swaps) pay interest at fixed rates. If the U.S. dollar interest rates were to increase by 100 basis points, the gain recorded to equity in relation to debt-related cash flow hedges would be $13 million (2017 - $44 million). The equivalent increase in Canadian dollar interest rates would result in a loss recorded to equity in relation to cash flow hedges of $11 million (2017 - $38 million). A corresponding decrease in respective interest rates would have an approximately equal and opposite effect.

As of December 31, 2018, there were no derivatives designated as fair value hedges.

Price Risk

The Company has no significant exposure to price risk from equity securities or commodities.

Credit Risk

Credit risk arises from cash and cash equivalents and derivative financial instruments, as well as credit exposure to customers including outstanding receivables. The Company attempts to minimize credit exposure as follows:

•

cash investments are placed with high-quality financial institutions with limited exposure to any one institution. At December 31, 2018, approximately 99% of cash and cash equivalents were held by institutions that were rated at “A-” or higher by at least one of the major credit rating agencies;

Thomson Reuters Annual Report 2018

•	counterparties to derivative contracts are major investment-grade international financial institutions and exposure to any single counterparty is monitored and limited; and

•	the Company assesses the creditworthiness of its customers.

No allowance for credit losses on financial assets was required as of December 31, 2018, other than the allowance for doubtful accounts (see note 14). Further, no financial or other assets have been pledged.

The Company’s maximum exposure with respect to credit, assuming no mitigating factors, would be the aggregate of its cash and cash equivalents $2,706 million (2017 - $874 million), trade and other receivables $1,313 million (2017 - $1,457 million) and other financial assets $106 million (2017 - $148 million). The Company had no credit exposure on its debt-related derivatives, as all of these instruments were in a payable position at the end of each year.

Liquidity Risk

A centralized treasury function ensures funding flexibility by assessing future cash flow expectations and by maintaining sufficient capacity under its committed borrowing facilities. Cash flow estimates are based on rolling forecasts of operating, investing and financing flows. Such forecasting also considers account borrowing limits, cash restrictions and compliance with debt covenants.

Cash which is surplus to working capital requirements is invested in money market funds or bank money market deposits with maturities aligned to expected cash needs. In addition, the Company maintains a commercial paper program, which provides cost-effective and flexible short-term funding.

The table below sets forth non-derivative and derivative financial liabilities by maturity based on the remaining period from December 31, 2018 and 2017, respectively, to the contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows.

December 31, 2018	2019	2020	2021	2022	2023	Thereafter	Total
Long-term debt(1)	-	-	548	-	600	2,111	3,259
Interest payable(1)	147	147	147	128	128	1,298	1,995
Debt-related hedges outflows	16	16	498	-	-	-	530
Debt-related hedges inflows(2)	(13)	(13)	(423)	-	-	-	(449)
Trade payables	326	-	-	-	-	-	326
Accruals	854	-	-	-	-	-	854
Other financial liabilities	98	3	-	-	-	-	101
Total	1,428	153	770	128	728	3,409	6,616

December 31, 2017	2018	2019	2020	2021	2022	Thereafter	Total
Long-term debt(1)	-	901	603	793	-	3,150	5,447
Interest payable(1)	238	232	201	175	147	1,655	2,648
Debt-related hedges outflows	58	529	775	498	-	-	1,860
Debt-related hedges inflows(2)	(54)	(449)	(644)	(458)	-	-	(1,605)
Commercial paper	1,641	-	-	-	-	-	1,641
Trade payables	307	-	-	-	-	-	307
Accruals	1,477	-	-	-	-	-	1,477
Other financial liabilities	133	33	-	-	-	-	166
Total	3,800	1,246	935	1,008	147	4,805	11,941

(1) Represents contractual principal and interest payments. Future cash flows have been calculated using forward foreign exchange rates.

(2) Future cash flows have been calculated using forward foreign exchange rates.

Thomson Reuters Annual Report 2018

Capital Management

The Company’s capital management strategy is aligned with its business strategy. The Company is focused on ensuring that it has the investment capacity to drive revenue growth both organically and through acquisitions, while also maintaining its long-term financial leverage and credit ratings and continuing to provide returns to shareholders.

In October 2018, the Company sold a 55% interest in its Financial & Risk business to private equity funds managed by Blackstone for approximately $17 billion and retained a 45% interest in the new company, which is now known as Refinitiv. The Company used the proceeds to return $10 billion to shareholders (see note 25) and repay $4 billion of debt. It further set aside approximately $2 billion for strategic acquisitions or additional share repurchases. The remaining $1 billion was set aside for cash taxes, pension contributions, bond redemption costs, and other fees and expenses, related to the transaction, including approximately $600 million to reposition the Company for growth and scale following the transaction, some of which has already been spent.

As at December 31, 2018, total capital was comprised of equity with a fair value of $24.2 billion and debt with a carrying amount of $3.2 billion. As at December 31, 2018, cash and cash equivalents were $2.7 billion.

The Company’s existing sources of liquidity will generate sufficient funding for the Company to meet its current obligations as well as allowing for: (i) reinvestment in the business; (ii) debt service; and (iii) returns to shareholders in the form of dividends and share buybacks. The Company’s investment grade credit provides added financial flexibility and the ability to borrow to support the operations and growth strategies of the business.

In October 2018, following the closing of the Financial & Risk transaction, Standard & Poor’s downgraded the Company’s long-term debt from BBB+ to BBB and Moody’s added a negative outlook to their rating. The following table sets forth the credit ratings that the Company has received from rating agencies in respect of its outstanding securities as of December 31, 2018:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa2	BBB	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F2
Trend/Outlook	Negative Outlook	Stable	Stable	Stable

The Company also monitors its capital based on “net debt”. Net debt is defined as total indebtedness, including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments, less cash and cash equivalents. As the Company hedges some of its debt to reduce risk, the hedging instruments are included in the measurement of the total obligation associated with its outstanding debt. However, because the Company generally intends to hold the debt and related hedges to maturity, it does not consider the associated fair value of the interest-related component of hedging instruments in the measurement of net debt.

The following table presents the calculation of net debt(1):

	December 31,
	2018	2017
Current indebtedness	3	1,644
Long-term indebtedness	3,213	5,382
Total debt	3,216	7,026
Swaps	76	246
Total debt after swaps	3,292	7,272
Remove fair value adjustments for hedges(2)	4	9
Total debt after currency hedging arrangements	3,296	7,281
Remove transaction costs and discounts included in the carrying value of debt	40	59
Less: cash and cash equivalents	(2,706)	(874)
Net debt	630	6,466

(1) Net debt is a non-IFRS measure.

(2) Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

Thomson Reuters Annual Report 2018

The following is a reconciliation of movements of liabilities to cash flows arising from financing activities for the years ended December 31, 2018 and 2017:

	Notes and Debentures(1)	Commercial Paper/Credit Facilities	Derivative Instruments Liabilities	Total Liabilities From Financing Activities
December 31, 2016	7,389	-	327	7,716
Repayments of debt	(2,112)	-	-	(2,112)
Net borrowings under short-term loan facilities	-	1,641	-	1,641
Foreign exchange movements	94	-	(94)	-
Other, net(2)	18	(4)	13	27
December 31, 2017	5,389	1,637	246	7,272
Proceeds	-	1,370	-	1,370
Repayments of debt	(2,125)	(1,370)	(224)	(3,719)
Net repayments under short-term loan facilities	-	(1,661)	-	(1,661)
Foreign exchange movements	(59)	-	59	-
Other, net(2)	11	24	(5)	30
December 31, 2018	3,216	-	76	3,292

(1) Includes bank and other financial instruments in current indebtedness.

(2) Includes amortization of transaction and discount costs and fair value movements on derivatives.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

• Level 1 –	quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2 –	inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

• Level 3 –	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

Thomson Reuters Annual Report 2018

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

December 31, 2018(1)				Total
Assets	Level 1	Level 2	Level 3	Balance
Money market accounts	-	2,390	-	2,390
Warrants(2)	-	-	16	16
Embedded derivatives(3)	-	1	-	1
Financial assets at fair value through earnings	-	2,391	16	2,407
Financial assets at fair value through other comprehensive income(4)	2	21	-	23
Total assets	2	2,412	16	2,430

Liabilities
Contingent consideration(5)	-	-	(2)	(2)
Financial liabilities at fair value through earnings	-	-	(2)	(2)
Derivatives used for hedging(6)	-	(76)	-	(76)
Total liabilities	-	(76)	(2)	(78)

December 31, 2017				Total
Assets	Level 1	Level 2	Level 3	Balance
Embedded derivatives(3)	-	12	-	12
Forward exchange contracts(7)	-	9	-	9
Financial assets at fair value through earnings	-	21	-	21
Available for sale investments(4)	7	26	-	33
Total assets	7	47	-	54

Liabilities
Embedded derivatives(3)	-	(63)	-	(63)
Forward exchange contracts(7)	-	(16)	-	(16)
Contingent consideration(5)	-	-	(1)	(1)
Financial liabilities at fair value through earnings	-	(79)	(1)	(80)
Derivatives used for hedging(6)	-	(246)	-	(246)
Total liabilities	-	(325)	(1)	(326)

(1) Current presentation reflects the adoption of IFRS 9, Financial Instruments, effective January 1, 2018.

(2) Warrants relate to the Company’s equity method investment in Refinitiv (see note 9).

(3) Largely related to U.S. dollar pricing of customer agreements by subsidiaries outside of the U.S.

(4) Investments in entities over which the Company does not have control, joint control or significant influence.

(5) Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.

(6) Comprised of fixed-to-fixed cross-currency swaps on indebtedness.

(7) Used to manage foreign exchange risk on cash flows excluding indebtedness.

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the years ending December 31, 2018 and 2017.

Thomson Reuters Annual Report 2018

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	quoted market prices or dealer quotes for similar instruments;

•

the fair value of the Refinitiv warrants were calculated using a Monte Carlo simulation approach that generates values based on the random outcomes from a probability distribution. Key inputs included: the initial equity value of Refinitiv; the capitalization structure of Refinitiv; the expected volatility; the risk-free rate of return; annual dividends or distributions; and assumptions about the timing of a liquidity event. An increase from the initial equity value would typically result in an increase in the fair value of the warrants and conversely, a decrease would typically result in a decrease in the fair value of the warrants;

•	the fair value of cross-currency interest rate swaps and forward foreign exchange contracts is calculated as the present value of the estimated future cash flows based on observable yield curves; and

•	the fair value of contingent consideration is calculated based on estimates of future revenue performance.

Offsetting Financial Assets and Financial Liabilities

The Company is subject to master netting arrangements with certain counterparties. Certain of these arrangements allow for the netting of assets and liabilities in the ordinary course of business, and are reflected on a net basis on the consolidated statement of financial position. In other circumstances, netting is permitted only in the event of bankruptcy or default of either party to the agreement, and such amounts are not netted in the consolidated statement of financial position. This information is summarized in the table below.

Financial assets	Gross Financial Assets	Gross Financial Liabilities Netted Against Assets	Net Financial Assets in the Consolidated Statement of Financial Position	Related Financial Liabilities Not Netted	Net Amount
Cash and cash equivalents	10	(8)	2 (1)	-	2
December 31, 2018	10	(8)	2	-	2

Derivative financial assets	8	-	8 (2)	(7)	1
Cash and cash equivalents	19	-	19 (1)	(1)	18
December 31, 2017	27	-	27	(8)	19

Financial liabilities	Gross Financial Liabilities	Gross Financial Assets Netted Against Liabilities	Net Financial Liabilities in the Consolidated Statement of Financial Position	Related Financial Assets Not Netted	Net Amount
Derivative financial liabilities	76	-	76 (3)	-	76
Bank indebtedness	11	(8)	3 (4)	-	3
December 31, 2018	87	(8)	79	-	79

Derivative financial liabilities	262	-	262 (3)	(7)	255
Bank indebtedness	1	-	1 (4)	(1)	-
December 31, 2017	263	-	263	(8)	255

(1) Included within “Cash and cash equivalents” in the consolidated statement of financial position.

(2) Included within “Other financial assets”- current and “Other financial assets” – non-current in the consolidated statement of financial position.

(3) Included within “Other financial liabilities” – current and “Other financial liabilities” – non-current in the consolidated statement of financial position.

(4) Included within “Current indebtedness” in the consolidated statement of financial position.

Thomson Reuters Annual Report 2018

Note 21: Other Non-Current Assets

	December 31,
	2018	2017
Net defined benefit plan surpluses (see note 27)	7	30
Cash surrender value of life insurance policies	300	302
Deferred commissions(1)	82	8
Other non-current assets	57	98
Total other non-current assets	446	438

(1) Deferred commissions recognized in 2018 due to the adoption of IFRS 15. See note 1.

Note 22: Payables, Accruals and Provisions

	December 31,
	2018	2017
Trade payables	326	307
Accruals	854	1,477
Provisions (see note 23)	203	166
Other current liabilities	166	136
Total payables, accruals and provisions	1,549	2,086

Note 23: Provisions and Other Non-Current Liabilities

	December 31,
	2018	2017
Net defined benefit plan obligations (see note 27)	708	984
Deferred compensation and employee incentives	128	159
Provisions	128	124
Uncertain tax positions	223	337
Other non-current liabilities	81	136
Total provisions and other non-current liabilities	1,268	1,740

The following table presents the movement in provisions for the years ended December 31, 2018 and 2017:

	Employee-Related	Restructuring	Facilities-Related	Other	Total
Balance at December 31, 2016	198	-	69	146	413
Charges	58	-	49	-	107
Utilization	(200)	-	(21)	(18)	(239)
Translation and other, net	4	-	3	2	9
Balance at December 31, 2017	60	-	100	130	290
Less: short-term provisions	60	-	23	83	166
Long-term provisions	-	-	77	47	124

Balance at December 31, 2017	60	-	100	130	290
Charges	15	127	8	117	267
Utilization	(68)	(33)	(19)	(24)	(144)
Disposals of businesses	(4)		(58)	(8)	(70)
Translation and other, net	(3)	-	(3)	(6)	(12)
Balance at December 31, 2018	-	94	28	209	331
Less: short-term provisions	-	94	3	106	203
Long-term provisions	-	-	25	103	128

Thomson Reuters Annual Report 2018

Employee-related

The employee-related provisions consisted of severance.

Restructuring

The Company incurred $127 million of severance costs associated with reductions in workforce to de-layer the organization and reposition the Company following the separation of the Financial & Risk business from the rest of the Company.

Facilities-related

Facilities-related provisions include lease retirement obligations, which arise when the Company agrees to restore a leased property to a specified condition at the completion of the lease period. Lease retirement provisions relate primarily to leases which expire over the next three years.

Other

Other includes various items arising in the normal course of business such as disposal related reserves, legal provisions and reserves for health care.

Note 24: Deferred Tax

The movements of deferred tax assets and liabilities are shown below:

Deferred tax liabilities (assets)	Goodwill and Other Identifiable Intangible Assets	Computer Software, Computer Hardware and Other Property	Equity Method Investments	Other(1)	Total
December 31, 2016	1,407	(100)	36	498	1,841
Acquisitions	4	(31)	-	-	(27)
Benefit to income statement - continuing operations	(243)	(6)	(2)	(114)	(365)
(Benefit) expense to income statement - discontinued operations	(213)	26	-	(57)	(244)
Translation and other, net	24	(3)	-	(2)	19
December 31, 2017	979	(114)	34	325	1,224

(Benefit) expense to income statement - continuing operations	(20)	29	(74)	(20)	(85)
Expense (benefit) to income statement - discontinued operations	21	9	528	(42)	516
Benefit to other comprehensive income	-	-	(19)	-	(19)
Disposals of businesses	(456)	60	(1)	(14)	(411)
Translation and other, net	(7)	34	-	(10)	17
December 31, 2018	517	18	468	239	1,242

(1) Includes $183 million (2017 - $249 million) related to intercompany sales of certain technology and content assets as part of the Company’s consolidation of the ownership and management of these assets.

Thomson Reuters Annual Report 2018

Deferred tax assets	Tax Losses	Employee Benefits	Deferred and Share-Based Compensation	Other	Total
December 31, 2016	48	284	175	227	734
Benefit (expense) to income statement - continuing operations	32	(27)	(56)	(28)	(79)
Benefit (expense) to income statement - discontinued operations	1	(6)	(6)	(8)	(19)
Expense to other comprehensive income	-	(34)	-	-	(34)
Expense to equity	-	-	(19)	-	(19)
Translation and other, net	2	5	-	5	12
December 31, 2017	83	222	94	196	595
Benefit (expense) to income statement - continuing operations	50	14	(13)	31	82
(Expense) to income statement - discontinued operations	(39)	(3)	(8)	(17)	(67)
Expense to other comprehensive income	-	(22)	-	-	(22)
Expense to equity	-	-	(4)	-	(4)
Disposals of businesses	(19)	(37)	(1)	(37)	(94)
Translation and other, net	(2)	(4)	-	(10)	(16)
December 31, 2018	73	170	68	163	474

Net deferred liability at December 31, 2017					(629)
Net deferred liability at December 31, 2018					(768)

The estimated recovery period for the deferred tax balances is shown below:

	December 31,
	2018	2017
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	1,057	1,218
Deferred tax liabilities to be recovered within 12 months	185	6
Total deferred tax liabilities	1,242	1,224

Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	358	466
Deferred tax assets to be recovered within 12 months	116	129
Total deferred tax assets	474	595
Net deferred tax liability	768	629

Thomson Reuters Annual Report 2018

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits and the resolution of uncertain tax positions is probable. The ability to realize these deferred tax benefits is dependent on a number of factors, including the future profitability of operations and the resolution of tax audits in the jurisdictions in which the deferred tax assets arose. At December 31, 2018, the following summarizes the Company’s tax losses, certain deductible temporary differences and other tax attributes:

	Carry Forward Loss/ Tax Attributes	Tax Value	Unrecognized Deferred Tax Assets	Net Deferred Tax Assets
Canadian net operating losses	1,791	476	(476)	-
Net operating losses - other jurisdictions	4,933	1,296	(1,292)	4
Capital losses	691	149	(87)	62
Investment in subsidiaries	300	76	(76)	-
Other deductible temporary differences	434	126	(126)	-
U.S. state net operating losses(1)	n/m	21	(19)	2
Other attributes and credits(2)	n/m	104	(99)	5
Total		2,248	(2,175)	73

(1) The aggregation of U.S. state net operating losses is not meaningful due to differing combination and apportionment rules in various states.

(2) As other attributes and credits are calculated on an after-tax basis, there is no carry forward loss amount to disclose.

If not utilized, most of the Canadian tax losses and U.S. state tax losses carried forward will expire between 2019 and 2038. Most of the tax losses carried forward in other jurisdictions may be carried forward indefinitely.

No deferred tax is recognized on the temporary differences associated with investments in subsidiaries and joint ventures to the extent that the Company can control the timing and reversal of such differences, or the reversal would not create a tax liability. These temporary differences are primarily attributable to the undistributed earnings of non-Canadian subsidiaries, which were $9.1 billion at December 31, 2018 (2017 - $12.0 billion).

Note 25: Capital

The change in capital, which includes stated capital and contributed surplus, was as follows:

	Number of Common Shares	Stated Capital	Series II, Cumulative Redeemable Preference Share Capital	Contributed Surplus	Total Capital
Balance, December 31, 2016	727,443,301	9,283	110	196	9,589
Impact of IFRS 2 amendments (note 1)	-	-	-	152	152
Shares issued under DRIP	775,965	35	-	-	35
Stock compensation plans(1)	3,851,129	171	-	(105)	66
Repurchases of common shares	(22,768,311)	(293)	-	-	(293)
Balance, December 31, 2017	709,302,084	9,196	110	243	9,549
Substantial issuer bid/tender offer (SIB)	(137,974,875)	(1,672)	-	-	(1,672)
Woodbridge issuance - Qualifying Holdco Alternative - SIB (see note 31)	411,445,295	4,284	-	-	4,284
Woodbridge cancellation of shares - SIB (see note 31)(2)	(411,445,295)	(4,986)	-	702	(4,284)
Return of capital	(47,658,293)	(3,376)	-	1,072	(2,304)
Shares issued under DRIP	620,021	25	-	-	25
Stock compensation plans(1)	4,337,540	186	-	(112)	74
Repurchases of common shares(3)	(27,133,290)	(324)	-	-	(324)
Balance, December 31, 2018	501,493,187	3,333	110	1,905	5,348

(1) Movements in contributed surplus include cash payments related to withholding tax on stock compensation plans.

(2) The Woodbridge transactions resulted in a reclassification from stated capital to contributed surplus, with no net impact on total capital.

(3) Stated capital includes $(3) million related to the Company’s pre-defined share repurchase plan. See share repurchases below.

Common shares of the Company have no par value and the authorized common share capital is an unlimited number of shares.

Thomson Reuters Annual Report 2018

Substantial Issuer Bid/Tender Offer and Return of Capital

The Company returned $10 billion of the proceeds from the sale of a 55% interest in its Financial & Risk business (see note 11) to its shareholders as follows:

•

In October 2018, the Company returned approximately $6.5 billion to shareholders pursuant to a substantial issuer bid/tender offer under which the Company repurchased approximately 138 million shares at $47 per share. The Company’s principal shareholder, Woodbridge, made a proportionate tender, which resulted in it tendering the number of shares that allowed it to maintain its equity ownership percentage in Thomson Reuters prior to the transaction (see note 31). The majority of this transaction was charged to retained earnings (see Consolidated Statement of Changes in Equity).

•

In November 2018, the Company returned $2.3 billion to shareholders through a return of capital transaction, which consisted of $4.45 in cash per common share and a consolidation of the Company’s outstanding common shares (or reverse stock split) at a ratio of 1 pre-consolidated share for 0.9079 post consolidated shares. The share consolidation was proportional to the cash distribution and the share consolidation ratio was based on the volume weighted-average trading price of the shares on the NYSE for the five-trading day period immediately preceding, including the day of the transaction. As a result of the share consolidation, the Company’s outstanding common shares were reduced by 47,658,293 common shares.

•

In 2018, the Company returned $1.2 billion through share repurchases under its normal course issuer bid (“NCIB”). See the “Share Repurchases” section below for additional information. The majority of these repurchases were charged to retained earnings (see Consolidated Statement of Changes in Equity).

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan (“DRIP”). Details of dividends declared per share and dividends paid on common shares are as follows:

	Year ended December 31,
	2018	2017
Dividends declared per common share	$1.385	$1.38

Dividends declared	925	991
Dividends reinvested	(25)	(35)
Dividends paid	900	956

In October 2018, the Company’s board of directors approved a $0.02 per share increase in the annualized dividend to $1.40 per common share, which was effective with the Company’s quarterly dividend paid in the fourth quarter of 2018.

Registered holders of common shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the TSX during the five trading days immediately preceding the record date for the dividend.

Share Repurchases – NCIB

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. Share repurchases are typically effected under a NCIB. The maximum number of common shares that the Company may repurchase under the current NCIB is 32.2 million, which reflects the Company’s share consolidation in November 2018. Under the NCIB, the Company may repurchase its common shares between May 30, 2018 and May 29, 2019 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company receives an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that the Company will pay for shares in open market transactions under the NCIB will be the market price at the time of purchases or such other price as may be permitted by TSX. There were no private agreement purchases in 2018. In 2017, the Company privately repurchased 6.0 million common shares under the NCIB at a discount to the then-prevailing market price.

Thomson Reuters Annual Report 2018

Details of NCIB share repurchases were as follows:

	Year ended December 31,
	2018	2017
Share repurchases (millions of U.S. dollars)	1,174	1,000
Shares repurchased (number in millions)	26.8	22.8
Share repurchases - average price per share in U.S. dollars	$43.87	$43.93

In February 2019, the Company announced plans to repurchase up to an additional $250 million of its common shares in 2019 (see note 32).

Decisions regarding any future repurchases will depend on factors such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Company entered into such a plan with its broker on December 27, 2018. As a result, the Company recorded a $21 million liability in “Other financial liabilities” within current liabilities at December 31, 2018 with a corresponding amount recorded in equity in the consolidated statement of financial position. The Company did not enter into such a plan at December 31, 2017.

Series II, Cumulative Redeemable Preference Shares

The authorized preference share capital of the Company is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As of December 31, 2018 and 2017, 6,000,000 Series II, cumulative redeemable preference shares were authorized, issued and outstanding. The Series II preference shares are non-voting and are redeemable at the option of the Company for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares.

Note 26: Share-Based Compensation

The Company operates a number of equity-settled compensation plans under which it receives services from employees as consideration for equity instruments of the Company. Each plan is described below:

Stock Incentive Plan

Under its stock incentive plan, the Company may grant stock options, TRSUs, performance restricted share units (“PRSUs”) and other awards to certain employees. As of December 31, 2018, there were 14,201,797 awards available for grant (2017 – 19,787,909). The maximum number of common shares issuable under the stock incentive plan decreased to 69,150,969 from 72,000,000, which reflects the Company’s share consolidation in November 2018. See note 25. The following table summarizes the methods used to measure fair value for each type of award and the related vesting period over which compensation expense is recognized:

Equity-settled
Type of award	Vesting period	Fair Value Measure	Compensation expense based on:
Stock options	Up to four years	Black-Scholes option pricing model	Fair value on business day prior to grant date
TRSUs	Up to five years	Closing common share price	Fair value on business day prior to grant date
PRSUs	Three-year performance period	Closing common share price	Fair value on business day prior to grant date

Thomson Reuters Annual Report 2018

Additional information on each type of award is as follows:

Stock Options

The maximum term of an option is 10 years from the grant date. Under the plan, options may be granted by reference to the Company’s common share price on the NYSE or TSX.

The weighted-average fair value of options granted for the years ended December 31, 2018 and 2017 and principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	2018	2017
Weighted-average fair value ($)	4.13	3.73
Weighted-average of key assumptions:
Share price ($)	39.49	42.30
Exercise price ($)	39.49	42.30
Risk-free interest rate	2.9%	2.1%
Dividend yield	3.4%	3.7%
Volatility factor	15%	15%
Expected life (in years)	5	5

The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock-price volatility. Historical data has been considered in setting the assumptions.

Time-Based Restricted Share Units (TRSUs)

TRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of TRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional TRSUs. The weighted-average fair value of TRSUs granted was $41.24 and $43.20 for the years ended December 31, 2018 and 2017, respectively.

Performance Restricted Share Units (PRSUs)

PRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of PRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional PRSUs. The percentage of PRSUs initially granted that vests depends upon the Company’s performance, typically over a three-year period, against pre-established performance goals. Between 0% and 200% of the initial amounts may vest for grants made from 2016 through 2017. The weighted-average fair value of PRSUs granted was $42.36 for the year ended December 31, 2017.

Employee Stock Purchase Plan (ESPP)

The Company maintains an ESPP whereby eligible employees can purchase common shares at a 15% discount to the closing share price on the NYSE on the last business day of each quarter. Each quarter, employees may elect to authorize payroll deductions from their eligible compensation, up to a maximum of $21,250 per year (or a comparable amount in foreign currency for the global ESPP). The discount is expensed as incurred. The maximum number of common shares that may be repurchased under the ESPP decreased to 20,388,909 from 21,000,000, which reflects the Company’s share consolidation in November 2018. See note 25.

Thomson Reuters Annual Report 2018

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

	Stock Options	TRSUs	PRSUs	SARs	Total	Weighted- Average Exercise Price($)(1)
Awards outstanding (in thousands):
Outstanding at December 31, 2016	8,209	3,692	3,793	10	15,704	36.04
Granted	2,460	1,252	1,697	-	5,409	42.30
Exercised	(1,488)	(1,744)	(1,993)	(10)	(5,235)	34.04
Forfeited	-	(166)	(216)	-	(382)	-
Outstanding at December 31, 2017	9,181	3,034	3,281	-	15,496	38.04
Exercisable at December 31, 2017	3,344	-	-	-	3,344	35.69

Granted	1,865	1,617	499	-	3,981	39.49
Exercised	(2,300)	(1,601)	(1,914)	-	(5,815)	35.00
Forfeited(2)	(287)	(631)	(272)	-	(1,190)	-
Outstanding at December 31, 2018	8,459	2,419	1,594	-	12,472	39.11
Exercisable at December 31, 2018	3,396	-	-	-	3,396	38.13

(1) Represents the weighted-average exercise price for stock options and SARs. TRSUs and PRSUs are excluded as they entitle holders to receive common shares upon vesting without an associated exercise price.

(2) Primarily awards cancelled in connection with sale of the Company’s 55% interest in its Financial & Risk business (see Note 11).

In 2018, the weighted-average share price at the time of exercise for the awards described above was $44.76 per share (2017 - $43.97).

Share-based compensation expense for years ended December 31, 2018 and 2017 was as follows:

	Stock Options	TRSUs	PRSUs	ESPP	Total
December 31, 2018	7	25	13	3	48
December 31, 2017	8	19	30	3	60

Relative to the share-based awards outstanding at December 31, 2018, the Company expects to pay approximately $92 million at December 31, 2018 (2017 - $124 million) to tax authorities for employee withholding tax liabilities when these awards are exercised in the future.

The following table summarizes additional information relating to stock options outstanding at December 31, 2018:

Range of exercise prices(1)	Number Outstanding (in thousands)	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price for Awards Outstanding	Number Exercisable (in thousands)	Weighted-Average Exercise Price for Awards Exercisable
0.00 - 30.00	91	2.59	$27.36	91	$27.36
30.01 - 35.00	309	5.05	$33.74	309	$33.74
35.01 - 40.00	5,931	7.37	$38.42	2,493	$38.23
40.01 - 45.00	2,128	8.17	$42.30	503	$42.30
Total	8,459			3,396

(1) TRSUs and PRSUs are excluded as they entitle holders to receive common shares upon vesting without an associated exercise price.

Thomson Reuters Annual Report 2018

Note 27: Employee Benefit Plans

Retirement Benefits

The Company sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for future employee benefits are accrued over the periods in which employees earn the benefits. Defined benefit plans provide pension and other post-employment benefits (“OPEB”) to covered employees. Significant plans are valued under IAS 19, Employee Benefits, using the projected unit credit method.

The most significant funded defined benefit plans are the Thomson Reuters Group Pension Plan (“TRGP”), covering U.S. employees, and The Thomson Corporation PLC Pension Scheme (“TTC”), covering U.K. employees. The Company also has unfunded obligations consisting of supplemental executive retirement plans (“SERPs”) and OPEB consisting largely of retiree medical benefits, both primarily in the U.S. Defined benefit obligations in the rest of the world are less significant.

The Company previously sponsored the Reuters Pension Fund (“RPF”) and Supplementary Pension Scheme (“SPS”), covering U.K. employees, however the assets and obligations for these plans were transferred with the sale of the Company’s 55% interest in its Financial & Risk business (see Note 11). As a result, the assets and liabilities associated with employee benefit plans decreased significantly from December 31, 2017 to December 31, 2018, as set forth in the following tables.

Defined benefit plan design and governance

Benefits payable are generally based on salary and years of service, although each plan has a unique benefits formula. Employees in the TTC plan (and in some smaller global plans) may also make voluntary contributions to augment future benefits. The normal retirement age is typically in the range of 60 to 65 years and benefits are generally payable in annuity or lump sum upon retirement. Most plans include provisions for early retirement, death, survivor and disability benefits. Under the TTC plan, vested benefits of former employees who are not yet of retirement age are held in deferment. Under the TRGP, former and future terminating employees with vested benefits have the option to receive benefits as a lump sum or to defer benefits until retirement. In addition, future TRGP retirees may receive benefits in lump sum or annuity. Eligible benefits under the TTC plan increase based on inflation, whereas TRGP benefits are not indexed to inflation. In some countries, the Company operates cash balance plans (accounted for as defined benefit obligations) where the accumulated balance on the pension account is based on employee and employer allocations and a promised annual crediting rate.

Except where required by law, virtually all defined benefit plans are closed to new employees. However, most new employees are eligible to participate in defined contribution plans.

The TRGP is a qualified pension plan in the U.S. and is governed by the Employee Retirement Income Security Act of 1974 (“ERISA”). In its role as plan fiduciary, the Company has a policy to contribute at least the minimum required amount under ERISA.

Similar to the TRGP, the Company bears the cost of the TTC plan (less employee contributions). However, the responsibility for the management and governance of the TTC plan lies with an independent trustee board (the “Trustees”). The Trustees are responsible for carrying out triennial valuations (unless circumstances require an earlier review) and securing funding for benefit payments. To develop funding valuations and investment policies, the Trustees consult with the plan’s actuary (who is independent of the Company’s actuary), the plan’s investment advisors (also independent of the Company’s investment advisors) and the Company. The Trustees and the Company are required to agree on a schedule of contributions in support of funding objectives. The Company has separate funding agreements with the TTC plan’s Trustees that provide for ongoing contributions to fund current service accruals and scheduled deficit recovery contributions to remedy prior funding deficits over a period of several years. These arrangements are updated in conjunction with the triennial valuations.

Prior to their divestiture, RPF and SPS plan assets recognized on the consolidated statement of financial position were limited by plan restrictions that ensure any expected surplus assets at plan termination belong to the plan (and therefore its participants). This limitation is known as the asset ceiling restriction.

Other international locations operate various pension plans in accordance with local regulations and practices.

Curtailment and plan amendments

In 2018, curtailment gains of $31 million were recognized in the consolidated income statement reflecting reductions in the number of employees accruing service under various defined benefit plans. Of this amount, $19 million was recorded within “Other operating gains, net” and $12 million was recorded in “discontinued operations”.

Thomson Reuters Annual Report 2018

In addition, $8 million of expenses were recognized in the consolidated income statement for enhanced benefits, of which $5 million was recorded within “Other operating gains, net” and $3 million was recorded within “discontinued operations”.

TRGP - Partial settlement

In June 2017, the Company purchased a group annuity contract from a third party that assumed $288 million of liabilities under the plan. The purchase price was $293 million and was paid from the plan’s assets. The transaction resulted in a $5 million settlement loss that is reported within “Other operating gains, net” in the consolidated income statement.

Net defined benefit plan obligations

The movement on net defined benefit plan obligations was as follows:

	Pension Plans(1)		OPEB(1)		Total(1)

	2018	2017	2018	2017	2018	2017
As of January 1	(812)	(1,259)	(142)	(140)	(954)	(1,399)
Plan expense recognized in income statement:
Continuing operations	(74)	(95)	(5)	(10)	(79)	(105)
Discontinued operations	(18)	(32)	(2)	(2)	(20)	(34)
Actuarial gains	97	19	7	1	104	20
Exchange differences	12	(26)	2	(4)	14	(30)
Contributions paid	56	578	12	12	68	590
Disposals of businesses	148	-	19	-	167	-
Other	2	3	(3)	1	(1)	4
Net plan obligations as of December 31	(589)	(812)	(112)	(142)	(701)	(954)
Net plan surpluses recognized in non-current assets					7	30
Net plan obligations recognized in non-current liabilities					(708)	(984)

(1) Includes amounts for immaterial defined benefit and OPEB plans that are not included in the detailed analysis below.

Analysis of material defined benefit plans

The net surpluses (obligations) of the material defined benefit plans recognized in the consolidated statement of financial position were as follows:

	Funded		Unfunded(1)		OPEB		Total

As of December 31,	2018	2017	2018	2017	2018	2017	2018	2017
Present value of plan obligations	(3,164)	(7,182)	(279)	(325)	(104)	(114)	(3,547)	(7,621)
Fair value of plan assets	2,857	7,142	-	-	-	-	2,857	7,142
	(307)	(40)	(279)	(325)	(104)	(114)	(690)	(479)
Unrecognized plan assets(2)	-	(437)	-	-	-	-	-	(437)
Net plan obligations	(307)	(477)	(279)	(325)	(104)	(114)	(690)	(916)
Net plan surpluses	5	28	-	-	-	-	5	28
Net plan obligations	(312)	(505)	(279)	(325)	(104)	(114)	(695)	(944)

(1) Unfunded pension plans consist of SERPs for eligible employees.

(2) Unrecognized plan assets are not included in the consolidated statement of financial position because they are not considered recoverable, as the Company cannot unilaterally reduce future contributions in order to utilize the surplus. The Company considered the related plans’ funded status, expected future service accruals and employer contribution commitments in determining the plan assets that are subject to this asset ceiling restriction.

Thomson Reuters Annual Report 2018

Defined benefit obligation

The following summarizes activity in the defined benefit obligation:

Present Value of Defined Benefit Obligations	Funded		Unfunded		OPEB		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Opening defined benefit obligation	(7,182)	(6,819)	(325)	(313)	(114)	(114)	(7,621)	(7,246)
Current service cost	(72)	(80)	(2)	(3)	(1)	(1)	(75)	(84)
Administration fees	(11)	(12)	(1)	(1)	-	-	(12)	(13)
Interest cost	(177)	(213)	(11)	(12)	(4)	(4)	(192)	(229)
Actuarial gains (losses) from changes in financial assumptions(1)	460	(333)	20	(16)	7	(8)	487	(357)
Actuarial gains from changes in demographic assumptions(2)	9	74	1	2	2	1	12	77
Experience gains (losses)	9	(29)	3	1	(2)	7	10	(21)
Contributions by employees	(6)	(9)	-	-	(2)	(2)	(8)	(11)
Benefits paid	256	318	19	19	9	9	284	346
Administration fees disbursements	8	10	1	1	-	-	9	11
Settlement	-	302	-	-	-	-	-	302
Curtailment gain (loss)	32	1	(1)	-	-	-	31	1
Disposals of businesses	3,337	-	15	-	-	-	3,352	-
Exchange differences	176	(390)	2	(2)	-	-	178	(392)
Other	(3)	(2)	-	(1)	1	(2)	(2)	(5)
Closing defined benefit obligation	(3,164)	(7,182)	(279)	(325)	(104)	(114)	(3,547)	(7,621)

(1) Gains in 2018 were primarily associated with an increase in discount rates at the measurement date, compared to the prior measurement date. Losses in 2017 were primarily associated with a decrease in discount rates at the measurement date, compared to the prior measurement date.

(2) Gains in 2018 and 2017 were primarily associated with new mortality tables, reflecting shorter life expectancy.

The total closing defined benefit obligation can be further analyzed by participant group and by geography.

	2018	2017		2018	2017
Active employees	34%	27%	U.S.	70%	37%
Deferred	32%	40%	U.K.	26%	56%
Retirees	34%	33%	Rest of world	4%	7%
Closing defined benefit obligation	100%	100%		100%	100%

The weighted-average duration of plan obligations were as follows:

Years	2018	2017
TRGP	17	18
TTC	19	19
RPF(1)	-	20
SPS(1)	-	14

(1) Transferred with the sale of 55% of the Financial and Risk business in 2018.

Thomson Reuters Annual Report 2018

Plan assets

The following summarizes activity in plan assets:

Fair Value of Plan Assets	Funded		Unfunded		OPEB		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Opening fair value of plan assets	7,142	6,164	-	-	-	-	7,142	6,164
Interest income(1)	171	205	-	-	-	-	171	205
Return on plan assets excluding amounts included in interest income(2)	(510)	439	-	-	-	-	(510)	439
Contributions by employer	38	557	20	20	7	7	65	584
Contributions by employees	6	9	-	-	2	2	8	11
Benefits paid	(256)	(318)	(19)	(19)	(9)	(9)	(284)	(346)
Administration fees disbursements	(8)	(10)	(1)	(1)	-	-	(9)	(11)
Settlement	-	(307)	-	-	-	-	-	(307)
Disposals of businesses	(3,537)	-	-	-	-	-	(3,537)	-
Exchange differences	(181)	397	-	-	-	-	(181)	397
Other	(8)	6	-	-	-	-	(8)	6
Closing fair value of plan assets	2,857	7,142	-	-	-	-	2,857	7,142

(1) Interest income is calculated using the discount rate for the period.

(2) Return on plan assets represents the difference between the actual return on plan assets and the interest income computed using the discount rate (which also considers limitations from unrecognized plan assets).

Investment policy of funded plans

Plan assets are invested to adequately secure benefits and to minimize the Company’s long-term contributions to the plans. However, specific investment allocations will vary across plans. The Company funds unfunded and OPEB plans as claims are made.

Plan fiduciaries, comprised of the Company or plan trustees, set investment policies and strategies for each funded plan and oversee investment allocation, which includes selecting investment managers, commissioning periodic asset-liability studies and setting long-term strategic targets. Investment allocation takes into consideration a number of factors, including the funded status of the plan, a balance between risk and return, the plan’s liquidity needs, current and expected economic and market conditions, specific asset class risk as well as the risk profile and maturity pattern of the respective plan.

Target investment allocation ranges are guidelines, not limitations. Funded plans may have broadly diversified portfolios with investments in equities, fixed income, real estate, insurance contracts, derivatives and other asset classes through direct ownership or through other instruments such as mutual funds, commingled funds and hedge funds. Derivatives may be used to achieve investment objectives or as a component of risk management such as for interest rate and currency management strategies.

Thomson Reuters Annual Report 2018

In aggregate, the major categories of plan assets for funded plans were as follows:

	Quoted(1)		Unquoted		Total
	2018	2017	2018	2017	2018	2017
Equities(2)
U.S.	113	149	38	123	151	272
U.K.	6	11	-	-	6	11
All other	74	184	410	737	484	921
Total Equities	193	344	448	860	641	1,204
Bonds(3)
Corporate
U.S.	181	197	613	691	794	888
U.K.	-	2	130	192	130	194
All other	2	10	-	595	2	605
Government
U.S.	2	7	513	544	515	551
U.K.	-	2	-	1,167	-	1,169
All other	-	2	11	13	11	15
Other fixed income	71	154	55	354	126	508
Total Bonds	256	374	1,322	3,556	1,578	3,930
Multi-asset(4)
U.K.	-	-	-	99	-	99
All other	-	-	119	638	119	638
Total Multi-asset	-	-	119	737	119	737
Property	3	27	-	6	3	33
Insurance	-	-	37	171	37	171
Derivatives	1	-	220	375	221	375
Cash and cash equivalents	14	408	234	270	248	678
Other	2	6	8	8	10	14
Total	469	1,159	2,388	5,983	2,857	7,142

(1) Asset valuation based on Level 1 evidence under the fair value hierarchy: quoted prices (unadjusted) in active markets for identical assets or liabilities.

(2) Equities include direct shareholdings and funds focused on equity strategies.

(3) Bonds include direct credit holdings and funds focused on fixed income strategies. Within this grouping, Government includes debt issued by national, state and local government agencies and Other fixed income includes blended Corporate/Government credit strategies.

(4) Multi-asset includes funds that invest in a range of asset classes.

As of December 31, 2018 and 2017, there were no Thomson Reuters securities held in the Company’s pension plans’ assets.

Contributions

In 2018, the Company contributed $65 million to its material defined benefit plans, including $29 million to plans that were transferred with Financial & Risk. In 2017, the Company contributed $584 million to its material defined benefit plans, including $500 million to the TRGP to pre-fund pension obligations.

Thomson Reuters Annual Report 2018

In 2019, the Company expects to contribute approximately $212 million to its material defined benefit plans, including $167 million that was contributed to the TTC plan in February 2019 to satisfy U.K. pension law funding obligations arising from the sale of the Company’s 55% interest in its Financial & Risk business, $17 million in accordance with the normal funding policy of funded plans and $28 million for claims expected to arise under unfunded and OPEB plans.

From time to time, the Company may elect to make voluntary contributions to improve the funded status of the plans. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in the Company having to make an unexpected contribution. Market-related factors may also affect the timing and amount of contributions. The amount and timing of any future required contributions to pension plans could differ significantly from the Company’s estimates at December 31, 2018.

Actuarial assumptions

The weighted-average actuarial assumptions were as follows:

	Funded		Unfunded		OPEB
As of December 31,	2018	2017	2018	2017	2018	2017
Discount rate	3.82%	2.79%	4.27%	3.54%	4.08%	3.39%
Inflation assumption	3.25%	3.26%	2.33%	2.70%	-	-
Rate of increase in salaries	3.46%	3.40%	3.50%	3.49%	3.39%	3.50%
Rate of increase in pension payments	3.06%	2.99%	3.10%	3.10%	-	-
Medical cost trend	-	-	-	-	6.50%	6.50%

Discount rate

The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, the Company used a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. For the TRGP and the TTC plans combined, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $125 million as of December 31, 2018.

Rates of inflation, increase in salaries and pension payments

The rate of inflation, which impacts increases in eligible U.K. pension payments, was determined by reference to consumer and retail price indices as well as other benchmarks. The assumption on salary growth is for the long term over the life of benefit plans. For the TRGP and the TTC plans combined, a 0.25% increase or decrease in the rate of increase in inflation and salary assumptions would have increased or decreased the defined benefit obligation by approximately $21 million and $20 million, respectively, as of December 31, 2018.

Medical cost trend

The medical cost trend is based on the Company’s actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 6.5% for 2018, which is reduced gradually to 5% in 2024. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $10 million at December 31, 2018.

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation as of December 31, 2018 are based on the following:

•	TRGP: RP-2018 with MP-2018 Generational Table; and

•	TTC plan: SAPS Light Tables with allowances for plan demographic specifics and longevity improvements.

Thomson Reuters Annual Report 2018

The following table illustrates the life expectation in years of an average plan participant retiring at age 65 as of December 31, 2018 and 2017 and a plan participant at age 40 as of December 31, 2018 and 2017 retiring 25 years later at age 65 under the mortality assumptions used.

December 31, 2018	Life Expectation in Years
	Male	Female
Employee retiring as of December 31, 2018 at age 65	22	24
Employee age 40 as of December 31, 2018 retiring at age 65	23	25

December 31, 2017	Life Expectation in Years
	Male	Female
Employee retiring as of December 31, 2017 at age 65	22	24
Employee age 40 as of December 31, 2017 retiring at age 65	24	26

For the TRGP and the TTC plans combined, an increase in life expectancy of one year across all age groups would have increased the defined benefit obligation by approximately $60 million as of December 31, 2018.

The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between assumptions are excluded. The measurement methodology (i.e. present value of the obligation calculated using the projected unit credit method) applied in the sensitivity analyses is also consistent to that used to determine the defined benefit obligation in the consolidated statement of financial position.

Risks and uncertainties

The material risks and uncertainties the Company is exposed to in relation to defined benefit pension plans are:

•

Investment risk: Returns on plan assets may not be sufficient to fund plan obligations. To mitigate such risk, plan fiduciaries maintain investment policies and periodically review investment allocations to ensure adequate support of funding objectives. Additionally, plan fiduciaries review fund manager performance against benchmarks for specific investment mandates.

•

Interest rate risk: A fall in interest rates will increase the value of the plan obligations as well as the fixed income investments used to fund the obligations. Although a significant amount of plan assets are allocated to fixed income investments, the Company’s funded benefit plans do not strictly follow a liability matching investment strategy. As a result, plan liabilities may increase faster than assets in a declining interest rate environment, potentially requiring the Company to make additional contributions. Diversified asset allocations mitigate this risk by creating the potential to outperform increases in liabilities and to reinvest excess returns in liability matching assets, reducing the need for Company contributions.

•

Inflation risk: Actual salary increases and pension increases linked to inflation may exceed expectations, resulting in higher than anticipated plan obligations. To mitigate this risk, certain plan assets are invested in hedging assets, including derivatives and inflation-linked bonds.

•	Currency risk: In some plans, obligations denominated in local currency may be partially funded by foreign investments. To hedge this currency mismatch, derivatives may be used.

•

Liquidity risk: If a plan has insufficient cash to fund near term benefit payments, the Company may have to make additional contributions or unexpected changes in asset allocations may be required. This risk is mitigated as near-term pension payments are reasonably known and plans generally hold short-term debt securities to fund such payments.

•

Mortality risk: Life expectancy may improve at a faster rate than expected, resulting in higher plan obligations. To mitigate this risk, life expectancy assumptions are reviewed in connection with periodic valuations.

For defined benefit retiree medical plans, the material risks are mortality risk, as described above, and costs being greater than assumed, either due to inflation of future medical costs or the frequency of participants’ claims.

Thomson Reuters Annual Report 2018

Analysis of income and expense

Defined benefit plan expense for years ended December 31, 2018 and 2017 was as follows:

Income Statement(1)	Funded		Unfunded		OPEB		Total
Year ended December 31,	2018	2017	2018	2017	2018	2017	2018	2017
Current service cost	52	56	2	3	1	1	55	60
Net interest cost	12	13	11	12	4	4	27	29
Administration fees	7	7	1	1	-	-	8	8
Curtailment gain	(20)	(1)	1	-	-	-	(19)	(1)
Plan amendments	5	-	-	-	-	-	5	-
Settlement loss	-	5	-	-	-	-	-	5
Defined benefit plan expense - continuing operations	56	80	15	16	5	5	76	101
Defined benefit plan expense - discontinued operations(2)	16	32	-	-	1	-	17	32

(1) Current service cost and administration fees are included in the “Post-employment benefits” component of “Operating expenses” as set out in note 6. Net interest cost is reported in “Finance costs, net” as set out in note 8.

(2) Discontinued operations includes $12 million of curtailment gains.

Analysis of other comprehensive (income) loss

The following summarizes amounts recognized in other comprehensive (income) loss for material defined benefit plans:

Other Comprehensive (Income) Loss	Funded		Unfunded		OPEB		Total
Year ended December 31,	2018	2017	2018	2017	2018	2017	2018	2017
Remeasurement (gains) losses on defined benefit obligation:
Due to financial assumption changes	(460)	333	(20)	16	(7)	8	(487)	357
Due to demographic assumption changes	(9)	(74)	(1)	(2)	(2)	(1)	(12)	(77)
Due to experience	(9)	29	(3)	(1)	2	(7)	(10)	21
Return on plan assets greater than discount rate	510	(439)	-	-	-	-	510	(439)
Change in irrecoverable surplus other than interest	(102)	120	-	-	-	-	(102)	120
Total recognized in other comprehensive (income) loss before taxation	(70)	(31)	(24)	13	(7)	-	(101)	(18)
Other comprehensive (income) loss attributable to:
Continuing operations	(50)	(42)	(24)	13	(7)	-	(81)	(29)
Discontinued operations	(20)	11	-	-	-	-	(20)	11

Accumulated Comprehensive Loss (Income)	Funded		Unfunded		OPEB		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Balance of actuarial losses (gains) at January 1	1,027	1,178	79	66	(81)	(81)	1,025	1,163
Net actuarial losses (gains) recognized in the year	32	(151)	(24)	13	(7)	-	1	(138)
Balance of actuarial losses (gains) at December 31	1,059	1,027	55	79	(88)	(81)	1,026	1,025
Balance of asset ceiling at January 1	406	278	-	-	-	-	406	278
Interest cost on irrecoverable surplus	8	8	-	-	-	-	8	8
Effects of the asset ceiling in the year	(102)	120	-	-	-	-	(102)	120
Balance of asset ceiling at December 31	312	406	-	-	-	-	312	406
Total accumulated comprehensive loss (income) at December 31	1,371	1,433	55	79	(88)	(81)	1,338	1,431

Thomson Reuters Annual Report 2018

Defined contribution plans

The Company sponsors various defined contribution savings plans that provide for Company-matching contributions. Total expense related to defined contribution plans was $74 million in 2018 (2017 - $83 million), which approximates the cash outlays related to the plans.

Note 28: Supplemental Cash Flow Information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Year ended December 31,
	2018	2017
Non-cash employee benefit charges	155	164
Net (gains) losses on foreign exchange and derivative financial instruments	(32)	140
Share of post-tax losses in equity method investments	212	4
Other	59	53
	394	361

Details of “Changes in working capital and other items” are as follows:

	Year ended December 31,
	2018	2017
Trade and other receivables	(337)	(20)
Prepaid expenses and other current assets	(56)	(18)
Other financial assets	18	6
Payables, accruals and provisions	216	(135)
Deferred revenue	55	26
Other financial liabilities	(22)	(23)
Income taxes	(16)	76
Other(1)	8	(63)
	(134)	(151)

(1) Includes $(38) million in 2018 and 2017, respectively, related to employee benefit plans.

Details of income taxes (paid) received are as follows:

	Year ended December 31,
	2018	2017
Operating activities - continuing operations	(270)	(57)
Operating activities - discontinued operations	(38)	(151)
Investing activities - discontinued operations	-	17
Total income taxes paid	(308)	(191)

Thomson Reuters Annual Report 2018

Operating cash flows from discontinued operations are as follows:

	Year ended December 31,
	2018	2017
Cash provided by (used in):
OPERATING ACTIVITIES - DISCONTINUED OPERATIONS
Earnings from discontinued operations	3,859	822
Adjustments for:
Depreciation	17	183
Amortization of computer software	30	342
Amortization of other identifiable intangible assets	29	333
Net gains on disposals of businesses and investments	(3,087)	(1)
Deferred tax	583	(225)
Other	74	435
Changes in working capital and other items	(335)	(490)
Operating cash flows from discontinued operations	1,170	1,399

Note 29: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets. In 2018, acquisitions also included investments in equity method investments.

Acquisition activity

The number of acquisitions completed, and the related total consideration during 2018 were as follows:

	Year ended December 31, 2018
	Number of Transactions	Cash Consideration
Businesses acquired	3	228
Less: Cash acquired		(3)
Businesses acquired, net of cash	3	225
Contingent consideration payments		1
Investments in businesses(1)	3	252
	6	478

(1) Includes a $248 million equity contribution to Refinitiv, in which the Company has a 45% ownership interest.

The following provides a brief description of an acquisition completed during 2018:

Date	Company	Acquiring Segment	Description
November 2018	Integration Point	Corporates	A provider of global trade management solutions to trade and compliance professionals.

Thomson Reuters Annual Report 2018

Purchase price allocation

Each business combination has been accounted for using the acquisition method. The results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

Year ended December 31,
2018
Cash and cash equivalents	3
Trade receivables	9
Prepaid expenses and other current assets	1
Current assets	13
Computer hardware and other property	1
Computer software	25
Other identifiable intangible assets	96
Total assets	135
Payables and accruals	(3)
Deferred revenue	(14)
Current liabilities	(17)
Other financial liabilities	(3)
Total liabilities	(20)
Net assets acquired	115
Goodwill	113
Total	228

The excess of the purchase price over the net tangible and identifiable intangible assets acquired and assumed liabilities was recorded as goodwill and reflects synergies and the value of the acquired workforce. Most of the goodwill for acquisitions completed in 2018 is expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business.

Other

The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

Note 30: Contingencies, Commitments and Guarantees

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Thomson Reuters Annual Report 2018

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Leases

The Company enters into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2018 were $90 million (2017 - $98 million). The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

December 31,
2018
2019	91
2020	44
2021	35
2022	32
2023	29
2024 and thereafter	98
329

With certain leases, the Company guarantees the restoration of the leased property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Provisions and other non-current liabilities” in the consolidated statement of financial position.

The total of future minimum sublease payments to be received under non-cancellable subleases was $67 million at December 31, 2018. Sublease payments received in 2018 were $15 million (2017 - $11 million).

Dispositions

In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. The Company does not believe based upon current facts and circumstances, that additional payments in connection with these transactions would have a material impact on the consolidated financial statements.

Thomson Reuters Annual Report 2018

Unconditional purchase obligations

The Company has various obligations for materials, supplies, outsourcing and other services contracted in the ordinary course of business. The future unconditional purchase obligations are as follows:

December 31,
2018
2019	343
2020	144
2021	58
2022	26
2023	13
2024 and thereafter	4
588

Note 31: Related Party Transactions

As of December 31, 2018, Woodbridge beneficially owned approximately 65% of the Company’s shares.

Transactions with Woodbridge

From time to time, in the normal course of business, the Company enters into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In April 2018, the Company sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $16 million. The subsidiary’s assets consisted of accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in the consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. A gain of $16 million was recorded within “Other operating gains, net” within the consolidated income statement. In connection with this transaction, the board of directors’ Corporate Governance Committee obtained an independent fairness opinion. The Company utilized the independent fairness opinion to determine that the negotiated price between the Company and the purchaser was reasonable. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

In October 2018, the Company returned approximately $6.5 billion to its shareholders pursuant to a substantial issuer bid/tender offer under which the Company repurchased approximately 138 million shares at a price of $47 per share. As part of this transaction, Woodbridge sold approximately 88.9 million shares through a proportionate tender which allowed it to maintain its equity ownership percentage in Thomson Reuters prior to the transaction. Woodbridge effected its proportionate tender offer through a Qualifying Holdco Alternative (as described in the offer documents), which the Company also offered to other shareholders to assist them in achieving certain Canadian tax objectives without having adverse consequences to the Company or other shareholders.

Transactions with Refinitiv

In October 2018, the Company sold a 55% interest in its former Financial & Risk business to private equity funds managed by Blackstone for approximately $17 billion and retained a 45% interest in the new company, which is now known as Refinitiv.

Thomson Reuters Annual Report 2018

As part of the transaction, Reuters News and Refinitiv entered into an agreement which has a term of 30 years from October 1, 2018, pursuant to which Reuters News will supply news and editorial content to the Refinitiv partnership for a minimum of $325 million per year. For the year ended December 31, 2018, the Company recorded revenues under this agreement of $81 million. For the duration of the agreement, Refinitiv may also license the “Reuters” mark to brand its products and services, subject to certain contractual restrictions. For the year ended December 31, 2018, the Company recorded $6 million of income in “Other operating gains, net” within the consolidated income statement under this license.

Additionally, the Company and Refinitiv sell products and services to each other in the normal course of business. These transactions are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

To facilitate the separation, the Company and Refinitiv agreed to provide certain operational services to each other, including technology and administrative services, for a specified multi-year period. Additionally, the Company and Refinitiv extended property leases to each other. For the year ended December 31, 2018, the Company recorded the following amounts as expense or contra-expense, as applicable, related to these transactions:

	Provided by Thomson Reuters to Refinitiv Contra-expense	Provided by Refinitiv to Thomson Reuters (Expense)
Transitional services	12	(21)
Properties leased	16	(14)

The Company included $42 million of minimum lease payments owed to Refinitiv under non-cancellable leases in its disclosure of minimum lease payments (see note 30). Refinitiv owes the Company minimum lease payments of $58 million under non-cancellable lease agreements. Additionally, the Company included $113 million of purchase obligations to Refinitiv related to certain operational services, including technology and administrative services, in its disclosure of future unconditional purchase obligations (see note 30). Refinitiv has $54 million of purchase obligations to the Company for similar operational services.

At December 31, 2018, the consolidated statement of financial position included a receivable from Refinitiv of $332 million and a payable to Refinitiv of $249 million related to all transactions between the two companies.

Transactions with other associates and joint ventures

From time to time, the Company enters into transactions with its investments in other associates and joint ventures. These transactions typically involve providing or receiving services in the normal course of business.

In connection with the 2008 acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity owned by a subsidiary of the Company and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York. On October 1, 2018, the lease was transferred to Refinitiv as part of the sale of the Company’s 55% interest in its Financial & Risk business. The lease provided the Company with approximately 690,000 square feet of office space. The Company retained its investment in 3XSQ Associates, which is accounted for using the equity method. Prior to the sale, the Company’s costs under this lease arrangement for rent, taxes and other expenses were $34 million in 2018 (2017 - $40 million).

Compensation of key management personnel

Key management personnel compensation, including directors, was as follows:

	Year ended December 31,
	2018	2017
Salaries and other benefits	57	39
Share-based payments	19	22
Total compensation	76	61

Key management personnel are comprised of the Company’s directors and executive officers.

Thomson Reuters Annual Report 2018

Note 32: Subsequent Events

2019 dividends

In February 2019, the Company announced a $0.04 per share increase in the annualized dividend to $1.44 per common share, which was approved by the Company’s board of directors. A quarterly dividend of $0.36 per share will be paid on March 20, 2019 to shareholders of record as of March 8, 2019.

Pension contribution

In February 2019, the Company contributed $167 million to its TTC plan to satisfy U.K. pension law funding obligations arising from the sale of the Company’s 55% interest in its Financial & Risk business.

Share repurchases

In February 2019, the Company announced plans to repurchase up to an additional $250 million of its common shares in 2019. The completion of this program will depend on factors such as market conditions, share price and other opportunities to invest capital for growth.

Thomson Reuters Annual Report 2018

Executive Officers and Directors

Executive Officers

The following individuals are our executive officers as of March 1, 2019.

Name	Age	Title

James C. Smith	59	President & Chief Executive Officer

Stephane Bello	58	Executive Vice President & Chief Financial Officer

Neil Masterson	50	Chief Operating Officer, Operations & Enablement

Brian Peccarelli	58	Chief Operating Officer, Customer Markets

Deirdre Stanley	54	Executive Vice President, General Counsel & Secretary

Mary Alice Vuicic	51	Executive Vice President & Chief People Officer

Charlotte Rushton	49	President, Tax Professionals

Piotr Marczewski	43	President, Corporates

Michael Friedenberg	52	President, Reuters News

Jim Smith has been President & Chief Executive Officer and a director of our company since January 2012. Mr. Smith was Chief Operating Officer of Thomson Reuters from September 2011 to December 2011 and Chief Executive Officer of Thomson Reuters Professional division from April 2008 to September 2011. Prior to the acquisition of Reuters by Thomson in April 2008, he served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Mr. Smith joined the Thomson Newspaper Group in 1987. He held several staff and operating positions, culminating in his role as head of operations for Thomson Newspapers in the U.S. With the sale of the Thomson Newspaper Group in 2000, he joined Thomson in 2001 as Executive Vice President. He began his career as a journalist and held several editorial and general management positions prior to joining Thomson. He is also a director of Pfizer, Inc. Mr. Smith resides in Toronto, Ontario, Canada as part of an expatriate assignment.

Stephane Bello has been Executive Vice President & Chief Financial Officer since January 2012. Mr. Bello was Chief Financial Officer of Thomson Reuters Professional division from April 2008 to December 2011. Mr. Bello joined Thomson in 2001 and was Senior Vice President and Treasurer until April 2008. Prior to joining Thomson, Mr. Bello held several positions at General Motors. Mr. Bello resides in Toronto, Ontario, Canada as part of an expatriate assignment.

Neil Masterson has been Chief Operating Officer, Operations & Enablement since June 2018. Prior to June 2018, Mr. Masterson was Executive Vice President & Chief Transformation Officer for five years and also led the former Enterprise Technology & Operations organization for two years. Mr. Masterson joined Thomson in 2002 and has held a number of key leadership positions within the organization, including Managing Director of the Investor segment of Financial & Risk and Vice President, Treasury and Corporate Planning for Thomson Reuters. Prior to joining Thomson, Mr. Masterson spent two years at Reuters as Senior Vice President of Business Development. Mr. Masterson resides in Wadenswil, Switzerland as part of an expatriate assignment.

Brian Peccarelli has been Chief Operating Officer, Customer Markets and also has led the Legal Professionals segment since June 2018. Prior to June 2018, Mr. Peccarelli was President of the Tax & Accounting business for seven years. Prior to February 2011, Mr. Peccarelli was President of Workflow & Service Solutions within the Tax & Accounting business for seven years. Mr. Peccarelli joined Thomson in 1984 and has held a number of other key leadership positions within the organization, including Vice President of the Corporate Services Market and General Manager for RIA Compliance. He is also a certified public accountant and a lawyer. Mr. Peccarelli resides in Plano, Texas, United States.

Thomson Reuters Annual Report 2018

Deirdre Stanley has been Executive Vice President & General Counsel since April 2008 and Secretary since January 2013. Prior to Thomson’s acquisition of Reuters in April 2008, Ms. Stanley was Senior Vice President and General Counsel of Thomson. Prior to joining Thomson in July 2002, Ms. Stanley served in various senior executive positions, including Deputy General Counsel at USA Networks, Inc. and its successor companies. From 1997 through 1999, Ms. Stanley served as Associate General Counsel for GTE Corporation, where she headed the mergers and acquisitions practice group. Before GTE Corporation, Ms. Stanley practiced law at Cravath, Swaine & Moore in New York. She is also a director of Consolidated Edison, Inc. Ms. Stanley resides in New York, New York, United States.

Mary Alice Vuicic has been Executive Vice President & Chief People Officer since November 2017. Previously, Ms. Vuicic served as the Global Chief Human Resources Officer for L Brands, a portfolio of retail brands, from October 2015 to October 2017. Before that, Ms. Vuicic was Executive Vice President, Human Resources & Labour Relations at Loblaw Companies Ltd. from March 2014 to May 2015 and she was Chief Administrative Officer & Executive Vice President at Shoppers Drug Mart from January 2007 to March 2014 prior to its acquisition by Loblaw Companies Ltd. Ms. Vuicic has also held senior executive roles at Walmart Canada and Chapters/Indigo. Ms. Vuicic is also a director of the Business Development Bank of Canada where she chairs the Human Resources Committee. Ms. Vuicic resides in Toronto, Ontario, Canada.

Charlotte Rushton has been President, Tax Professionals since June 2018. Prior to that, Ms. Rushton was Managing Director, US Law Firms, Legal from September 2014 through June 2018. From October 2012 through September 2014, Ms. Rushton led the Tax & Accounting business operations serving corporations and accounting firms across Asia Pacific and Europe. Prior to joining Thomson Reuters in May 2007, she was a partner and leader of the business strategy capability for Computer Sciences Corporation. Ms. Rushton resides in Plano, Texas, United States.

Piotr Marczewski has been President, Corporates since June 2018. Prior to June 2018, Mr. Marczewski held a number of other key leadership positions within the organization, including Managing Director - Russia/CIS, Head of Global Growth Organization for Financial & Risk Market Development, Head of Financial & Risk - Russia/CIS, Head of -Business Planning and Operations - Americas and Global Head of Business Planning – GSCS. Mr. Marczewski joined Reuters in 1998. Mr. Marczewski resides in Dallas, Texas, United States.

Michael Friedenberg has been President, Reuters News since December 2018. Previously, Mr. Friedenberg served as global Chief Executive Officer of IDG Communications, a media, data and services firm, from November 2013 to October 2017. Before that, Mr. Friedenberg held senior executive positions with IDG Communications US and IDG Enterprise from November 2009 to November 2013. Mr. Friedenberg also held senior executive positions from CXO Media and CXO Media & Network World from June 2005 to November 2009. Mr. Friedenberg resides in Blue Bell, Pennsylvania, United States.

Thomson Reuters Annual Report 2018

Directors

The names, municipalities and countries of residence, offices and principal occupations of our directors as of March 1, 2019 are shown below. Each director has been a director since the year indicated below. All of our directors have been engaged for more than five years in their present principal occupations or in other capacities within Thomson Reuters, except where noted below. Each director will continue to hold office until the next annual meeting of our shareholders or until the director resigns or a successor is elected or appointed.

		Committee Memberships

Name	Age	Audit	Corporate Governance	Human Resources	Risk	Director Since

David Thomson, Chairman	61					1988

James C. Smith	59					2012

Sheila C. Bair	64	•			Chair	2014

David W. Binet, Deputy Chairman	61		•	•	•	2013

W. Edmund Clark, C.M.	71		•	Chair		2015

Michael E. Daniels	64	•	Chair	•	•	2014

Vance K. Opperman, Lead Independent Director	76	•	•	•	•	1996

Kristin C. Peck	47		•	•		2016

Barry Salzberg	65	Chair	•		•	2015

Peter J. Thomson	53			•		1995

Wulf von Schimmelmann	72	•		•		2011

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. Mr. Thomson is an active private investor with a focus on real estate and serves on the boards of several private companies. Mr. Thomson has a MA from Cambridge University. Mr. Thomson resides in Toronto, Ontario, Canada.

Jim Smith has been President & Chief Executive Officer and a director of our company since January 2012. Mr. Smith was Chief Operating Officer of Thomson Reuters from September 2011 to December 2011 and Chief Executive Officer of Thomson Reuters Professional division from April 2008 to September 2011. Prior to the acquisition of Reuters by Thomson in April 2008, he served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Mr. Smith joined the Thomson Newspaper Group in 1987. He held several staff and operating positions, culminating in his role as head of operations for Thomson Newspapers in the U.S. With the sale of the Thomson Newspaper Group in 2000, he joined Thomson in 2001 as Executive Vice President. He began his career as a journalist and held several editorial and general management positions prior to joining Thomson. He is also a director of Pfizer, Inc. Mr. Smith resides in Toronto, Ontario, Canada as part of an expatriate assignment.

Thomson Reuters Annual Report 2018

Sheila C. Bair is a corporate director. Ms. Bair was President of Washington College from August 2015 to June 2017. Prior to that, she was Senior Advisor to The Pew Charitable Trusts for four years. Ms. Bair was also a Senior Advisor to DLA Piper, an international law firm. Ms. Bair was the Chair of the Federal Deposit Insurance Corporation from June 2006 to July 2011. From 2002 to 2006, she was the Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst. She also served as Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury from 2001 to 2002, Senior Vice President for Government Relations of the New York Stock Exchange from 1995 to 2000 and Commissioner of the Commodity Futures Trading Commission from 1991 to 1995. Ms. Bair is also a director of Host Hotels & Resorts, Inc. and Industrial and Commercial Bank of China Ltd. Ms. Bair has a bachelor’s degree and law degree from the University of Kansas. Ms. Bair resides in Kennedyville, Maryland, United States.

David W. Binet is Deputy Chairman of Thomson Reuters. He is also President and Chief Executive Officer and a director of Woodbridge, the Thomson family investment company. Prior to January 2013, he held a number of senior positions at Woodbridge between 1999 and 2012, including Chief Operating Officer. Mr. Binet is a director of The Globe and Mail Inc., a Canadian media company and of a number of other companies in which Woodbridge is invested. Mr. Binet is also Chairman of the Thomson Reuters Foundation. Prior to joining Woodbridge in 1999, he was a partner at a major law firm. Mr. Binet has a law degree from McGill University, a BA from Queen’s University and a graduate degree in Journalism from Northwestern University. Mr. Binet resides in Toronto, Ontario, Canada.

W. Edmund Clark, C.M. is a corporate director. Mr. Clark served as Group President and Chief Executive Officer of TD Bank Group from 2002 until his retirement in November 2014. Mr. Clark was inducted as a Companion of the Canadian Order of the Business Hall of Fame in 2016. In 2014, Mr. Clark was elected to the Board of Trustees of the Brookings Institute. In 2015, Mr. Clark was appointed as business advisor to the Premier of Ontario and in 2018, he was appointed chair of the Liquor Control Board of Ontario. Mr. Clark has a BA from the University of Toronto, and an MA and Doctorate in Economics from Harvard University. In 2010, he was made an Officer of the Order of Canada, one of the country’s highest distinctions. He has also received honorary degrees from Mount Allison University, Queen’s University, Western University and the University of Toronto. Mr. Clark resides in Toronto, Ontario, Canada.

Michael E. Daniels is a corporate director. In March 2013, Mr. Daniels retired as Senior Vice President and Group Executive IBM Services after 36 years with the company where he directed IBM’s consulting, systems integration, application management, cloud computing and outsourcing services around the globe. Mr. Daniels also held a number of senior leadership positions in his career at IBM, including General Manager of Sales and Distribution Operations of the Americas as well as leading Global Services in the Asia Pacific region. He is also a director of SS&C Technologies Holdings, Inc. and Johnson Controls International plc. Mr. Daniels has a bachelor’s degree in political science from Holy Cross College where he is now a trustee. Mr. Daniels resides in Hilton Head, South Carolina, United States.

Vance K. Opperman is Lead Independent Director of Thomson Reuters. He is also President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities. Previously, Mr. Opperman was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves as Lead Independent Director of TCF Financial Corporation. He also serves on the board of several educational and not-for-profit organizations. He has a law degree from the University of Minnesota and practiced law for many years. Mr. Opperman resides in Minneapolis, Minnesota, United States.

Thomson Reuters Annual Report 2018

Kristin C. Peck is Executive Vice President and Group President, U.S. Operations, Business Development and Strategy at Zoetis, a NYSE-listed global leader in the discovery, development, manufacture and commercialization of animal health medicines and vaccines that was spun off by Pfizer in 2013. From October 2012 through April 2015, she served as Executive Vice President and Group President of Zoetis. Ms. Peck joined Pfizer in 2004 and held various positions, including Executive Vice President, Worldwide Business Development and Innovation; Senior Vice President, Worldwide Business Development, Strategy and Innovation; Vice President, Strategic Planning; Chief of Staff to the Vice Chairman; and Senior Director, Strategic Planning. She also served as a member of Pfizer’s Executive Leadership Team. Prior to joining Pfizer, Ms. Peck was a Principal at Boston Consulting Group. She holds a Bachelor’s degree from Georgetown University and a Master of Business Administration from Columbia Business School. Ms. Peck resides in Greenwich, Connecticut, United States.

Barry Salzberg is a corporate director. Mr. Salzberg served as the Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited from 2011 until his retirement in May 2015. He joined Deloitte in 1977 and his roles included Chief Executive Officer and Managing Partner of the firm’s U.S. operations. Mr. Salzberg is Chairman of the Board of Directors of 10EQS and has previously served as a board member of New Profit, Inc. and previously served as Chairman of the United Way Worldwide, Chairman of the Board of College Summit and Chairman of the Board of the YMCA of Greater New York. From July 2015 until June 2018, he was a Professor at Columbia Business School. He has a BS in Accounting from Brooklyn College, a JD from Brooklyn Law School, and an LLM in Taxation from the New York University School of Law. Mr. Salzberg resides in New York, New York, United States.

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private equity investor and serves on the boards of several private companies. He has a BA from the University of Western Ontario. Mr. Thomson resides in Toronto, Ontario, Canada.

Wulf von Schimmelmann is a corporate director. Mr. von Schimmelmann was Chief Executive Officer of Deutsche Postbank AG from 1999 to 2007, where he transformed the organization from a check processing division of Deutsche Post to one of Germany’s leading retail banks. He also serves as a member of the Supervisory Board of Maxingvest AG. Prior to his lengthy career in banking, he was a partner at McKinsey & Co., working in Switzerland, the U.S. and Germany. Mr. von Schimmelmann was also previously Chairman of the Supervisory Board of Deutsche Post DHL AG, a member of the Supervisory Board of Deutsche Teleknow and Allianz Deutschland AG, a director of Western Union Company, Accenture plc and Deutsche Post DHL AG, and Chair of BAWAG P.S.K. Mr. von Schimmelmann received a degree in economic sciences and his Ph.D. in economics from the University of Zurich. Mr. von Schimmelmann resides in Munich, Germany.

Thomson Reuters Annual Report 2018

Audit Committee

The Audit Committee comprises Barry Salzberg (Chair), Sheila Bair, Michael E. Daniels, Vance K. Opperman and Wulf von Schimmelmann. All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Mr. Salzberg qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) and meets applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards. Biographies for each member of our Audit Committee are included earlier in this section of the annual report.

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities, including any education or experience that has provided the member with an understanding of the accounting principles we use to prepare our financial statements.

Audit Committee Member	Education/Experience
Barry Salzberg (Chair)

•  Former Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited

•  Former Professor at Columbia Business School

•  Degree in accounting from Brooklyn College, a JD from Brooklyn Law School and an LLM in tax from the New York University

Sheila C. Bair

•  Former Chair of the Federal Deposit Insurance Corporation (FDIC)

•  Former Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst

•  Former Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury

•  Former Senior Vice President for Government Relations of the New York Stock Exchange

•  Former Commissioner of the Commodity Futures Trading Commission (CFTC)

Michael E. Daniels	• Over 25 years of executive experience at IBM • Former member of Audit Committee of Johnson Controls International plc
Vance K. Opperman

•  Former President and COO of West Publishing Company

•  President and CEO of Key Investment, Inc.

•  Former Chair of Audit Committee of Thomson Reuters for over 15 years

•  Member of TCF Financial Corporation audit committee

•  Represented financial institutions in securities and financial regulations matters as a practicing attorney

Wulf von Schimmelmann	• Former CEO of Deutsche Postbank AG • Degree in Economic Sciences and Ph.D in Economics from the University of Zurich • Chair of Maxingvest AG audit committee

Thomson Reuters Annual Report 2018

Principal Accountant Fees and Services

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2018 and 2017.

(in millions of U.S. dollars)	2018	2017

Audit fees	$18.5	$19.7

Audit-related fees	12.9	4.8

Tax fees	3.8	3.2

All other fees	0.1	0.2

Total	$35.3	$27.9

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2018 and 2017.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, statutory audits and services that generally only the independent auditor can reasonably provide, such as comfort letters and consents. These services included French translations of our financial statements, MD&A and financial information included in our interim and annual filings and prospectuses and other offering documents.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included subsidiary carve-out audits (including for the sale of a majority stake in our F&R business in 2018), transaction due diligence, SSAE 16 engagements, licensing of technical research material, audits of various employee benefit plans and agreed-upon procedures principally related to executive compensation reporting in the management proxy circular.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services include independent IT process reviews.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by the independent auditors.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

Thomson Reuters Annual Report 2018

•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

•

The Audit Committee’s charter allows the Audit Committee to delegate to one or more members the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. Pursuant to this charter provision, the Audit Committee has delegated this authority to its Chair. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting.

•

For the year ended December 31, 2018, none of the fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions as provided for by Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

Controlled Company

Our company is a “controlled company” as a result of Woodbridge’s ownership.

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.

Supplemental guidelines issued by the Canadian Coalition for Good Governance (CCGG) address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the board believes it is appropriate for Messrs. Binet, Clark and P. Thomson, who are not considered to be independent under applicable rules because of their affiliation with Woodbridge, to serve on these committees and has approved our reliance on the NYSE’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and board nominations.

No directors affiliated with Woodbridge serve on our Audit Committee, which is required to have solely independent directors.

Independent Directors

A majority of the board is independent. Under the corporate governance guidelines adopted by the board, a director is not considered independent unless the board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the board considers all relevant facts and circumstances. In 2018, the board conducted its annual assessment of the independence of each of its current members and determined that 6 of the 11 directors (approximately 55%) serving on the board are independent. In determining independence, the board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The board also reviewed the results of questionnaires completed by directors.

In order for the board to function independently from management:

•	The roles and responsibilities of the Chairman (David Thomson) and the CEO (Jim Smith) are separate;

•	We have a Lead Independent Director (Vance K. Opperman); and

•

The Audit Committee is comprised entirely of independent directors (as required by applicable law) and the Corporate Governance Committee, Human Resources Committee and Risk Committee each have a majority of independent directors.

Thomson Reuters Annual Report 2018

Director Independence

Name of Director	Management	Independent	Not Independent	Reason for Non-Independence

David Thomson			✓	A Chairman of Woodbridge

James C. Smith	✓		✓	President & Chief Executive Officer of Thomson Reuters

Sheila C. Bair		✓

David W. Binet			✓	President of Woodbridge

W. Edmund Clark, C.M.			✓	Advisor to the trustee of the 2003 TIL Settlement and Woodbridge

Michael E. Daniels		✓

Vance K. Opperman		✓

Kristin C. Peck		✓

Barry Salzberg		✓

Peter J. Thomson			✓	A Chairman of Woodbridge

Wulf von Schimmelmann		✓

Total	1	6	5

None of Messrs. D. Thomson, Binet or P. Thomson is a member of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

In determining the independence of directors, the board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the board determined in 2018 that these relationships were immaterial.

Presiding Directors at Meetings of Non-Management and Independent Directors

Our board begins each in-person meeting with an “in-camera” session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the board meeting. A similar session is typically held with the CEO at the end of the meeting, followed by a meeting of the board without the CEO or other members of management present. Board committees also utilize “in-camera” meetings for discussions without the CEO or members of management present.

As part of each board meeting, our independent directors meet as a group without the CEO and without the directors affiliated with Woodbridge. These meetings are chaired by the Lead Independent Director. The Lead Independent Director develops the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Lead Independent Director reports to the Chairman, Deputy Chairman and the CEO on the substance of these meetings to the extent that action is appropriate or required. Three meetings of the independent directors took place in 2018 which were presided over by Mr. Opperman.

Thomson Reuters Annual Report 2018

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics (Code), which was updated in February 2018, applies to our employees, directors and officers, including our CEO, CFO and Controller. Our updated Code reflects changes in style and appearance. While the content of the updated Code and its provisions are fundamentally the same, it also reflects certain content updates to make the Code consistent with policies and regulations that have changed in the last few years. Our employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, we have instituted a mandatory online training course related to the Code. The Corporate Governance Committee receives an annual report regarding the Code from the General Counsel.

In 2018 and through the date of this annual report, no material violations by our directors or executive officers were reported for the Code. Also, no waivers under the Code were sought by or granted to any of our directors or executive officers.

Additional Disclosures

Additional information regarding the members of our board of directors, including our corporate governance and compensation practices, will be provided in our management proxy circular, which is being prepared in connection with our upcoming annual meeting of shareholders to be held on June 5, 2019. Each board committee has a written charter which is publicly available at www.thomsonreuters.com. The Audit Committee’s charter has been filed on SEDAR and EDGAR and is incorporated by reference in, and forms a part of, this annual report.

As of March 1, 2019, our executive officers and directors as a group beneficially owned, directly or indirectly, or exercised control or direction over, less than 1% of our outstanding common shares, based on the issued and outstanding shares of our company as of that date. David Thomson and Peter Thomson are the Chairmen, and David Binet is the President, of Woodbridge, our controlling shareholder. As of March 1, 2019, Woodbridge beneficially owned approximately 65% of our common shares. David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge.

Thomson Reuters Annual Report 2018

Additional Information

Thomson Reuters Corporation was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated December 28, 1977. Our company amalgamated with one of its wholly owned subsidiaries on March 10, 2010. On October 1, 2018, articles of amendment were filed to make certain amendments to our articles of amalgamation related to the Trust Principles and the consent rights of the Thomson Reuters Founders Share Company. Our registered office and principal executive office is located at 333 Bay Street, Suite 400, Toronto, Ontario M5H 2R2, Canada. Prior to April 17, 2008, Thomson Reuters Corporation was known as The Thomson Corporation.

Description of Capital Structure

As of March 1, 2019:

•	our authorized share capital consisted of an unlimited number of common shares, an unlimited number of preference shares, issuable in series, and a Thomson Reuters Founders Share; and

•	we had outstanding 501,595,092 common shares, 6,000,000 Series II preference shares and one Thomson Reuters Founders Share.

Common Shares

Each common share entitles its holder to receive notice of, to attend and to vote at all meetings of our shareholders (except for meetings of holders of a particular class or series of shares other than the common shares required by applicable laws to be held as a separate class or series meeting). Each common share also entitles its holder to receive dividends when declared by our board of directors, subject to the rights of holders of the preference shares. All dividends declared by our board of directors are paid equally on all common shares. Holders of common shares will participate equally in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the rights of the holders of the preference shares. There are no preemptive, redemption, purchase or conversion rights attaching to our common shares.

We have also issued Depositary Interests (DIs) as an alternative way to hold our common shares. DIs are designed to facilitate the transfer and settlement of our shares in the U.K. when they are traded in the secondary market. Each DI represents one common share. The holder of DIs has beneficial ownership of the underlying common shares. The administrator of our DI program holds legal title to the common shares and holds the shares on behalf of and for the benefit of the DI holder. Holders of DIs have the same voting rights and receive the same dividends as other common shareholders.

Preference Shares

Our preference shares may be issued in one or more series as determined by our board of directors. Our board of directors is authorized to fix the number, the consideration per share and the rights and restrictions of the preference shares of each series. The preference shares of each series are to rank on a parity with the preference shares of each other series with respect to the payments of dividends and the return of capital on our liquidation, dissolution or winding-up. The preference shares are entitled to preference over the common shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the preference shares as a class may not be amended without approval of at least two-thirds of the votes cast at a meeting of the holders of preference shares. The holders of preference shares are not entitled to any voting rights except as provided by our board of directors when authorizing a series or as provided by law. Our Series II preference shares are non-voting and are redeemable at our option for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of the shares.

Thomson Reuters Annual Report 2018

Thomson Reuters Founders Share

Our company has issued a Thomson Reuters Founders Share to the Thomson Reuters Founders Share Company, which enables the Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles and to thwart those whose holdings of Thomson Reuters voting shares threaten the Thomson Reuters Trust Principles.

The Founders Share entitles the Thomson Reuters Founders Share Company to vote in circumstances where an acquiring person, other than an approved person or an entity within Thomson Reuters, has become or becomes “interested” in, or the beneficial owner of, 15% or more of the outstanding voting shares of Thomson Reuters or has obtained or is attempting to obtain the ability to control the exercise of, or beneficial ownership of, 30% or more of the outstanding voting shares of Thomson Reuters. In general, votes cast by the Thomson Reuters Founders Share Company, alone or in combination with votes cast by approved persons, will be sufficient either to negate the voting power of the acquiring person or to constitute the requisite majority voting power. The rights attaching to the Founders Shares may not be varied or abrogated in any respect without the prior written consent of the Thomson Reuters Founders Share Company. In addition, without the prior written consent of the Thomson Reuters Founders Share Company, we may not take certain fundamental corporate actions, including certain changes to our share capital, remove or amend provisions in our organizational documents relating to the Thomson Reuters Founders Share Company and the Founders Share, or effect a sale (or similar transactions) of Reuters News to an unrelated third party or to effect or permit material acquisitions by, or material dispositions from, Reuters News. For a discussion of the Thomson Reuters Trust Principles, the Thomson Reuters Founders Share Company and proposed amendments to the Thomson Reuters Trust Principles arrangements, see the “Material Contracts” section below.

Market for Securities

Listings and Index Participation

Our common shares are listed in Canadian dollars on the TSX and in U.S. dollars on the NYSE under the symbol “TRI” and our Series II preference shares are listed in Canadian dollars on the TSX under the symbol “TRI.PR.B”. Our company is included in the S&P/TSX series of indices.

Share Prices

The following table provides information regarding the price history of our common shares and Series II preference shares for the periods indicated.

	Common Shares (C$)				Common Shares (US$)				Series II Preference Shares (C$)
	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume
2018
January	59.33	52.82	53.23	18,064,683	48.09	42.90	43.31	25,638,589	18.41	16.55	18.25	362,107
February	53.17	49.26	50.56	18,920,956	43.34	39.01	39.39	25,498,570	20.16	18.00	20.09	332,865
March	52.92	49.37	49.79	19,699,592	40.68	38.22	38.65	18,452,995	20.19	19.03	19.26	72,877
April	51.92	49.21	51.63	12,952,867	40.46	38.45	40.22	16,136,696	20.00	19.05	19.99	383,705
May	51.79	46.69	50.41	22,048,689	40.26	36.52	38.82	25,557,396	20.11	19.60	20.05	164,132
June	54.29	50.37	53.05	15,805,359	41.28	38.84	40.32	27,965,213	19.94	19.65	19.75	115,421
July	56.22	52.97	53.98	10,526,388	42.58	39.99	41.40	12,979,879	20.29	19.11	0.00	119,651
August	58.50	53.02	58.04	16,894,709	46.29	40.63	44.53	34,381,955	19.58	18.81	18.95	63,874
September	59.73	57.98	58.94	20,066,295	45.93	44.12	45.68	74,580,386	19.05	18.29	18.95	192,730
October	61.78	57.10	61.27	31,736,192	47.55	44.39	46.60	76,987,134	19.35	17.81	18.11	217,803
November	67.14	59.98	67.13	19,005,647	50.57	45.77	50.32	18,554,584	18.79	15.24	15.31	150,728
December	69.18	63.30	65.93	23,817,678	51.75	46.45	48.31	18,621,225	15.39	13.45	14.50	192,301
2019
January	69.11	62.92	68.71	13,471,345	52.57	46.84	52.34	11,571,105	14.78	13.42	13.99	145,613
February	73.39	68.39	71.56	9,287,143	55.46	52.14	54.41	10,685,126	14.23	13.90	14.00	170,893

Thomson Reuters Annual Report 2018

Dividends

Our company and our predecessor companies have paid dividends for over 30 years and we view dividends as a critical component of shareholder return.

Any dividends that we declare on our shares take into account all factors that our board considers relevant, including our available cash flow, financial condition and capital requirements. Our target dividend payout ratio is 40% to 50% of annual free cash flow over the long term.

Our board reviews our dividend policy each fiscal year. In October 2018, our board increased our annualized dividend rate by 2 cents to $1.40 per share (or $0.35 per share on a quarterly basis), effective with our dividend paid on December 17, 2018 to common shareholders of record as of November 15, 2018. In February 2019, we announced a further increase in our annualized dividend rate by 4 cents to $1.44 per share (or $0.36 per share on a quarterly basis), effective with our dividend to be paid on March 20, 2019 to common shareholders of records as of March 8, 2019. The declaration of dividends by our board and the amount of those dividends is at the discretion of the board.

The following graph shows our annualized dividends per common share for the periods indicated.

The following table provides information regarding the default currencies for our dividend payments, as well as other currency options that were available to our shareholders as of March 1, 2019.

	Dividend Currency (Default)	Dividend Currency (For Electing Holders)
Common shares	U.S. dollars	Canadian dollars British pounds sterling
DIs (representing common shares)	British pounds sterling	U.S. dollars Canadian dollars
Series II preference shares	Canadian dollars	N/A

We also have a dividend reinvestment plan which allows eligible holders of our common shares to elect to have their cash dividends reinvested in additional shares.

Additional information regarding currency elections for our dividends as well as our dividend reinvestment plan is provided in the Investor Relations section of our website under “Stock Info – Dividend Timetable”.

We pay dividends on our Series II preference shares quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of these shares.

Thomson Reuters Annual Report 2018

The table below sets forth the dividends declared on our common shares and Series II preference shares in the last three years and the first quarter of 2019.

	Common Shares (US$)	Series II Preference Shares (C$)
2016
Q1	$0.340000	C$	0.117480
Q2	$0.340000	C$	0.117480
Q3	$0.340000	C$	0.118770
Q4	$0.340000	C$	0.118770
2017
Q1	$0.345000	C$	0.116507
Q2	$0.345000	C$	0.117801
Q3	$0.345000	C$	0.129682
Q4	$0.345000	C$	0.141151
2018
Q1	$0.345000	C$	0.146281
Q2	$0.345000	C$	0.150524
Q3	$0.345000	C$	0.161441
Q4	$0.350000	C$	0.170704
2019
Q1	$0.360000	C$	*
*The first quarter 2019 dividend on our Series II preference shares had not yet been declared by our company as of the date of this annual report.

Woodbridge

As of March 1, 2019, Woodbridge beneficially owned approximately 65% of our common shares and is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Thomson Reuters Corporation common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

Thomson Reuters Annual Report 2018

Woodbridge’s primary investment is its holding of our shares. It actively monitors our company as a controlling shareholder. In its involvement with our company, Woodbridge focuses on these matters:

•	corporate governance, including the effectiveness of our board;

•	appointment of the Chief Executive Officer and other members of senior management and related succession planning;

•	development of the long-term business strategy of Thomson Reuters and assessment of its implementation; and

•	capital strategy.

With its substantial equity investment in our company, Woodbridge considers that its interests as a Thomson Reuters shareholder are aligned with those of all other shareholders.

In October 2018, we returned approximately $6.5 billion to our shareholders pursuant to a substantial issuer bid/tender offer under which we repurchased approximately 138 million shares at a price of $47 per share. As part of this transaction, Woodbridge sold approximately 88.9 million shares through a proportionate tender which allowed it to maintain the percentage of its equity ownership in Thomson Reuters.

The Corporate Governance Committee of our board considers any transactions that may take place between our company and Woodbridge, with any committee members related to Woodbridge abstaining from voting. In addition, any transactions between Woodbridge and our company are subject to public disclosure and other requirements under applicable Canadian securities laws.

Thomson Reuters Annual Report 2018

Transfer Agents and Registrars

Type of Shares	Country	Transfer Agent/Registrar	Location of Transfer Facilities
Common shares	Canada	Computershare Trust Company of Canada	Toronto; Montreal; Calgary; and Vancouver
	United States	Computershare Trust Company N.A.	Canton, Massachusetts; Jersey City, New Jersey; and College Station, Texas
	United Kingdom	Computershare Investor Services PLC	Bristol, England
Depositary interests	United Kingdom	Computershare Investor Services PLC	Bristol, England
Series II preference shares	Canada	Computershare Trust Company of Canada	Toronto

Ratings of Debt Securities

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates. Following the closing of the F&R transaction, S&P downgraded our rating to BBB (stable) and Moody’s added a negative outlook to their rating.

Our long-term unsecured debt securities are rated Baa2 (negative outlook) by Moody’s, BBB (stable) by S&P, BBB (high) (stable) by DBRS and BBB+ (stable) by Fitch. These credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Shareholders cannot be assured that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Moody’s Investors Services (Moody’s)

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s “Baa” rating assigned to our long-term debt instruments is the fourth highest rating of nine rating categories. Obligations rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicate where the obligation ranks within its generic rating category, with 1 being the highest. Outlooks represent Moody’s assessment regarding the likely direction of the rating over the medium-term.

Standard & Poor’s (S&P)

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P’s “BBB” rating assigned to our long-term debt instruments is the fourth highest rating of 10 major rating categories. A “BBB” rating indicates that the obligor has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represent S&P’s assessment regarding the potential direction of the rating over the immediate term (typically six months to two years).

Thomson Reuters Annual Report 2018

DBRS Limited (DBRS)

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. DBRS’s “BBB” rating assigned to our long-term debt is the fourth highest of the 10 rating categories for long-term debt. Debt securities rated “BBB” are of adequate credit quality, and while the capacity for the payment of financial obligations is considered acceptable, it may be vulnerable to future events. A reference to “high” or “low” reflects the relative strength within the rating category. Rating Trends represent DBRS’s opinion regarding the outlook for the ratings, should present tendencies continue.

Fitch Ratings (Fitch)

Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. Fitch’s “BBB” rating assigned to our long-term debt instruments is the fourth highest rating of 10 rating categories. A “BBB” rating indicates a low expectation of default, and that while the capacity for payment of financial commitments is considered adequate, adverse business or economic conditions are more likely to impair this capacity. Fitch uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represents Fitch’s assessment regarding the direction a rating is likely to move over a one to two-year period.

Material Contracts

Credit Agreement

We have a $2.4 billion credit facility which matures in November 2021 and may be used to provide liquidity for general corporate purposes (including support for our commercial paper program). We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $3.0 billion. Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 110 basis points. If our debt rating is downgraded by Moody’s or Standard & Poor’s, our facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at December 31, 2018.

Transaction Agreement

As previously noted, in October 2018, we closed the sale of a 55% interest in our F&R business to private equity funds managed by Blackstone and retained a 45% interest in the business which is now known as Refinitiv. An affiliate of Canada Pension Plan Investment Board (CPPIB) and an affiliate of GIC invested alongside Blackstone. The following is a summary of certain provisions of the Transaction Agreement, which is qualified in its entirety by the full Transaction Agreement, a copy of which has been filed with the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov.

•

Transaction Structure. Upon the closing of the transaction, we transferred certain specified entities, assets and liabilities related to the F&R business to a holding company (Refinitiv) which is owned 45% by Thomson Reuters and indirectly owned 55% by Blackstone, CPPIB and GIC.

•

Purchase Price. We received approximately $17 billion in gross cash proceeds at closing. The purchase price was subject to customary adjustments as of closing for cash, debt and certain other debt-like items.

Thomson Reuters Annual Report 2018

•

Financing. Blackstone, CPPIB and GIC provided approximately $3 billion in equity commitments to Refinitiv and Blackstone arranged for $13.5 billion in debt commitments to Refinitiv. In addition to common equity interests, Blackstone, CPPIB and GIC indirectly purchased from Refinitiv and hold 14.5% payment-in-kind preferred stock with a $1 billion stated amount.

•

Warrants. Blackstone, CPPIB and GIC on the one hand, and Thomson Reuters on the other hand, received, indirectly, warrants from Refinitiv at the closing of the transaction. Our company’s warrants will be exercisable upon an IPO or change of control of Refinitiv for up to 5% of Refinitiv’s equity if the total return to Blackstone, CPPIB and GIC is greater than a 20% internal rate of return at the determination date and the warrants indirectly held by Blackstone, CPPIB and GIC will be exercisable upon an IPO or change of control of Refinitiv for up to 5% of Refinitiv’s equity if the total return to Blackstone, CPPIB and GIC is less than a 16% internal rate of return at the determination date. Our ownership of Refinitiv’s equity could fluctuate between 42.9% and 47.6% depending on which party exercises its warrant and assuming no change to the ownership interests of the parties following the formation of Refinitiv.

Investor Rights Agreement

In connection with the closing of the F&R transaction, we entered into an Investor Rights Agreement with a holding company owned indirectly by Blackstone, CPPIB and GIC. The following is a summary of certain provisions of the Investor Rights Agreement, which is qualified in its entirety by the full Investor Rights Agreement, a copy of which has been filed with the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov.

•

Board Rights. Refinitiv has a 10-member board. Four members are appointed by Thomson Reuters, five are appointed by the other investors (Investors) and the chief executive officer of Refinitiv serves as a non-voting member. Each of Thomson Reuters and the Investors have the right to appoint one non-voting board observer as long as they have board designation rights. If each of Thomson Reuters and the Investors transfers 25% of its ownership, they will lose the right to appoint one board member (provided that each will have the right to appoint at least one director if they own more than 10% of Refinitiv than the other, they will have the right to appoint at least one more director than the other party).

•

Consent Rights. Each of Thomson Reuters and the Investors have consent rights over certain fundamental matters including, without limitation, related party transactions, any acquisition or disposition of assets or stock with a fair value of $1 billion or greater, and any incurrence of indebtedness that would exceed a certain specified pro forma leverage ratio. The consent rights are subject to certain fall-away provisions.

•

Transfer and Liquidity Rights. Neither Thomson Reuters nor the Investors are able to transfer any interest in Refinitiv, except (i) to certain affiliates, (ii) in a qualified initial public offering (IPO) or after a qualified IPO has been consummated, (iii) after either party’s ownership interest has fallen below 10%, or (iv) pursuant to customary “tag-along” or “drag-along” rights (or a transfer by the Investors as permitted to initiate drag-along rights). The Investors also have the ability to force a sale of Refinitiv involving at least 75% of the equity; however, before October 1, 2022 (the fourth anniversary of closing), any such sale must generate an agreed upon return. There are no rights of first offer with respect to transfers of interests in Refinitiv.

•	Preemptive Rights. Before an IPO, each party has preemptive rights with respect to any issuance of equity securities in Refinitiv (subject to limited exceptions).

•

Non-Compete. Until 18 months after Thomson Reuters’ ownership interest in Refinitiv falls below 10%, Thomson Reuters and Refinitiv have agreed not to offer or sell any products, services, software or solutions sold by the other at the time of closing (or reasonable substitutes), subject to customary exceptions. The sale of screening products (Thomson Reuters’ CLEAR and Refinitiv’s World-Check and EDD) and 1099 products (our company’s standalone 1099 tool for ONESOURCE and Refinitiv’s Beta Brokerage 1099 add-on module) are not subject to the non-compete restrictions.

•

Non-Solicit and Non-Hire. For a nine-month period after the closing which ends on June 30, 2019, Refinitiv and Thomson Reuters may not solicit executive or managerial employees of the other. For a four-month period after closing which ended on January 31, 2019, Refinitiv and Thomson Reuters were restricted from hiring employees of the other, subject to certain customary exceptions.

Thomson Reuters Annual Report 2018

Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company

Our company is dedicated to upholding the Thomson Reuters Trust Principles and to preserving its independence, integrity and freedom from bias in the gathering and dissemination of information and news.

In connection with the closing of the F&R transaction, the first and third Trust Principles were amended to refer to Reuters rather than Thomson Reuters and the Trust Principles now read as follows:

•	That Reuters shall at no time pass into the hands of any one interest, group or faction;

•	That the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

•

That Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Reuters has or may have contracts;

•	That Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

•

That no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

The Thomson Reuters Founders Share Company was established in 1984 when Reuters became a public company. The directors of the Thomson Reuters Founders Share Company have a duty to ensure, to the extent possible, that the Thomson Reuters Trust Principles are complied with.

The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, media, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company for appointment. The nomination committee also has unique features. Two of its members are judges from the European Court of Human Rights and assist in scrutinizing candidates’ suitability. Our board currently has two representatives on the nomination committee. In addition to the chairman and deputy chairman of the Thomson Reuters Founders Share Company, who are also members of the nomination committee, the chairman of the Thomson Reuters Founders Share Company appoints three other representatives to the nomination committee. Other members are representatives of press associations from the United Kingdom, Australia and New Zealand.

The directors of the Thomson Reuters Founders Share Company have a minimum of two meetings per year. They receive reports on our activities in the different fields in which we operate. The directors meet with representatives of senior management at the Thomson Reuters Founders Share Company board meetings and Thomson Reuters site visits; the directors of the Thomson Reuters Founders Share Company also have access to our board, as necessary. Through the Thomson Reuters Founders Share Company’s chairman, regular contact is maintained with our company. The relationship is one of trust and confidence.

Thomson Reuters Annual Report 2018

Directors of the Thomson Reuters Founders Share Company

The current directors of the Thomson Reuters Founders Share Company, with their countries of residence and the year of initial appointments, are:

Name	Country	Director Since
Kim Williams (Chairman)	Australia	2016
Steven Turnbull (Deputy Chairman)	U.K.	2013
Pascal Lamy	France	2009
Dr. Michael Naumann	Germany	2010
Yuko Kawamoto	Japan	2011
Pedro Malan	Brazil	2011
Beverly LW Sunn	Hong Kong	2012
Lord Jay of Ewelme	U.K.	2013
Vikram Singh Mehta	India	2013
Lawton Fitt	U.S.	2014
Nicholas Lemann	U.S.	2014
Ory Okolloh	Kenya	2015
President Tarja Halonen	Finland	2016
Ronald G. Close	Canada	2016
Linda Robinson	U.K.	2019
Baroness Lucy Neville-Rolfe	U.K.	2019

Prior to May 1, 2014, directors were appointed for an initial term of five years that ends on December 31 following the fifth anniversary of appointment. Those directors are eligible for re-appointment for additional terms of five years and three years, subject to a maximum term of 15 years. Directors appointed on or after May 1, 2014 serve an initial term of three years and must retire on December 31 following the third anniversary of appointment. Those directors are eligible for re-appointment for an additional term of three years, subject to a maximum term of nine years. However, in 2018, those longest standing directors still on five-year terms have voluntarily agreed to stand down at the end of their respective second terms in order to better align the terms of office among directors.

Our company is a party to an Amended and Restated Deed of Mutual Covenant, under which Thomson Reuters and the Thomson Reuters Founders Share Company have covenanted with United Kingdom, Australian and New Zealand press associations to use their best endeavors to ensure that the Trust Principles are complied with in relation to Thomson Reuters.

Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Trust Principles and to exercise its voting rights to give effect to this support and the Thomson Reuters Founders Share Company has irrevocably designated Woodbridge as an approved person for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

Reuters Support Agreement

In connection with the closing of the F&R transaction, the Thomson Reuters Founders Share Company, Thomson Reuters and Reuters News entered into a Reuters Support Agreement. The following is a summary of certain provisions of the Reuters Support Agreement, a copy of which has been filed with the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov.

•

Consent for Sale of Reuters News. We have agreed not to effect a sale (or similar transactions) of Reuters News to an unrelated third party or to effect or permit material acquisitions by, or material dispositions from, Reuters News unless we have received Thomson Reuters Founders Share Company’s prior written consent.

Thomson Reuters Annual Report 2018

•

Business of Reuters News. We agreed to maintain Reuters News as a separate business unit of Thomson Reuters and the sole business unit in our company that carries on the business of providing multimedia news services. We also agreed to provide Reuters News with access to capital and shared services on a basis that is consistent with the terms provided to our other business units. Reuters News will continue to provide services to our company’s other business units, consistent with past practice.

•

Refinitiv Agreement. Reuters News has agreed to invest all of the license fees payable under the Refinitiv news and content agreement into the Reuters News business for the term of that agreement. Reuters News also agreed not to amend the Refinitiv agreement in a manner that would negatively impact the annual fee payable under the agreement, significantly increase Reuters News’ costs without reimbursement or amend any provision related to the Trust Principles without Thomson Reuters Founders Share Company’s prior written consent.

•

Brand License Agreements. Our company and Reuters News agreed not to amend any provisions of the Brand License Agreements (as defined in the Reuters Support Agreement) related to the Trust Principles without Thomson Reuters Founders Share Company’s prior written consent.

Thomson Reuters Annual Report 2018

Principal Subsidiaries

The following provides information about our principal subsidiaries as of December 31, 2018. As of that date, we beneficially owned, directly or indirectly, 100% of the voting securities and non-voting securities of each of these subsidiaries. Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of our company, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of our company as of December 31, 2018, have been omitted.

Subsidiary	Jurisdiction of Incorporation/Formation
3276838 Nova Scotia Company	Nova Scotia, Canada
Bedrijfsbeheer TRA B.V.	The Netherlands
Editorial Aranzadi SAU	Spain
LiveNote Technologies Limited	England
LN Holdings Limited	Bermuda
Manatron, Inc.	Michigan, United States
Pangea 3 Inc.	Delaware, United States
Reuters News & Media Limited	England
The Thomson Organisation (No. 10)	England
The Thomson Organisation Limited	England
Thomson Holdings Limited	England
Thomson Information & Publishing Holdings Limited	England
Thomson Information & Solutions (Holdings) Limited	England
Thomson Information & Solutions Limited	England
Thomson Publishing Group Limited	England
Thomson Reuters (GRC) Inc.	Delaware, United States
Thomson Reuters (Legal) Inc.	Minnesota, United States
Thomson Reuters (Professional) UK Ltd.	England
Thomson Reuters (Tax & Accounting) Inc.	Texas, United States
Thomson Reuters (TRI) Inc.	Delaware, United States
Thomson Reuters America Corporation	Delaware, United States
Thomson Reuters Brasil Conteudo e Tecnologia Ltda	Brazil
Thomson Reuters Canada Limited	Ontario, Canada
Thomson Reuters Finance S.A.	Luxembourg
Thomson Reuters Global Resources Unlimited Company	Ireland
Thomson Reuters Group Limited	England
Thomson Reuters Holdings A.G.	Switzerland
Thomson Reuters Holdings B.V.	The Netherlands
Thomson Reuters Holdings Inc.	Delaware, United States
Thomson Reuters Investment Holdings Limited	England
Thomson Reuters No. 4 Inc.	Delaware, United States
Thomson Reuters No. 5 LLC	Delaware, United States
Thomson Reuters No. 8 LLC	Delaware, United States
Thomson Reuters U.S. LLC	Delaware, United States

Thomson Reuters Annual Report 2018

Subsidiary	Jurisdiction of Incorporation/Formation
Thomson UK Limited	England
TR (2008) Limited	England
TR Holdings Limited	Bermuda
TR Organisation Limited	England
TR Professional Holdings Limited	England
TR U.S. Inc.	Delaware, United States
TTC (1994) Limited	England
TTC Holdings Limited	Bermuda
West Publishing Corporation	Minnesota, United States

Interests of Experts

Our independent registered public accounting firm is PricewaterhouseCoopers LLP, who has issued an independent registered public accounting firm’s report dated March 13, 2019 in respect of our consolidated financial statements as at December 31, 2018 and December 31, 2017, and for each of the years ended December 31, 2018 and December 31, 2017 and our internal control over financial reporting as at December 31, 2018. PricewaterhouseCoopers LLP has advised that it is independent with respect to our company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, and the rules of the U.S. Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board (United States).

Further Information and Disclosures

Iran Threat Reduction and Syria Human Rights Act Disclosure

The Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA) requires us to disclose information in our annual report if we or any of our affiliates knowingly engaged in certain transactions or dealings related to Iran in 2018. Disclosure is generally required, even if the transactions or dealings were conducted in compliance with applicable law and regulations.

During 2018, one of our non-U.S. subsidiaries sold Reuters text newswires and video broadcast services products to two customers covered by the ITRA. These sales were exempt from applicable U.S. economic sanctions laws and regulations as exports of information and informational materials and authorized under the applicable U.K. and E.U. sanctions against Iran. These sales represented approximately 0.03% of our company’s 2018 consolidated revenues. The aggregate gross revenues attributable to these sales in 2018 were approximately $1,667,643. We estimate that the 2018 net profit attributable to these sales was approximately $121,738. Our Reuters business does plan to continue its existing customer contracts, which are covered by the ITRA. However, it does not does not plan on entering into any new sales contracts with customers covered by the ITRA, subject to certain limited exceptions where continued sales are permissible under applicable export control and economic sanctions laws and regulations.

Thomson Reuters Annual Report 2018

Other Information and Disclosures

For more information about Thomson Reuters, please see our various filings and notifications posted on our website, www.thomsonreuters.com, the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our shares and securities authorized for issuance under our equity compensation plans, will be contained in our management proxy circular, which is being prepared in connection with our upcoming annual meeting of shareholders to be held on June 5, 2019. Copies of our management proxy circular will be available upon request in writing to: Investor Relations Department, Thomson Reuters, Metro Center, One Station Place, Stamford, Connecticut 06902, United States. Requests may also be sent by e-mail to: investor.relations@thomsonreuters.com.

Information required to be provided pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 (Audit Committees) for our company is included in the “Executive Officers and Directors” section of this annual report.

Additional financial information is included in the “Management’s Discussion and Analysis” and “Consolidated Financial Statements” sections of this annual report.

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of U.S. domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

Our Code of Business Conduct and Ethics, corporate governance guidelines and board committee charters are available on www.thomsonreuters.com as well as in print or electronically (without charge) to any shareholder who requests a copy in writing or by e-mail to our Investor Relations Department. Shareholders and other interested parties may contact the board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them c/o Secretary to the Board, Thomson Reuters, 3 Times Square, New York, New York 10036, United States.

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to our annual report with the SEC or as a material contract with the Canadian securities regulatory authorities, then the contract or document is deemed to modify the description contained in this annual report. You should review the contracts or documents themselves for a complete description.

We are required to file reports and other information with the SEC under the U.S. Securities Exchange Act of 1934, as amended (U.S. Securities Exchange Act) and regulations under that act. As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act.

Front cover photo credit: REUTERS/Mark Blinch.

Thomson Reuters Annual Report 2018

Cross Reference Tables

For the convenience of our shareholders, we have prepared one annual report for the year ended December 31, 2018 that addresses our disclosure requirements under applicable Canadian and U.S. laws and regulations.

The following pages include cross reference tables that reflect where we have disclosed information required to be contained in an annual information form prepared in accordance with Canadian laws and regulations and an annual report on Form 40-F prepared in accordance with SEC requirements.

Annual Information Form (Form 51-102F2) Cross Reference Table

Page/Document
Item 1.	Cover Page	Cover
Item 2.	Table of Contents	1
Item 3.	Corporate Structure
	3.1 Name, Address And Incorporation	167
	3.2 Intercorporate Relationships	178-179
Item 4.	General Development of the Business
	4.1 Three Year History	6
	4.2 Significant Acquisitions	12, 31
Item 5.	Describe the Business
	5.1 General	2-13
	5.2 Risk Factors	14-26
	5.3 Companies With Asset-Backed Securities Outstanding	N/A
	5.4 Companies With Mineral Projects	N/A
	5.5 Companies With Oil And Gas Activities	N/A
Item 6.	Dividends	169-170
Item 7.	Description of Capital Structure
	7.1 General Description Of Capital Structure	167-168
	7.2 Constraints	N/A
	7.3 Ratings	172-173
Item 8.	Market for Securities
	8.1 Trading Price And Volume	168
	8.2 Prior Sales	N/A
Item 9.	Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	N/A
Item 10.	Directors and Officers
	10.1 Name, Occupation And Security Holding	157-166
	10.2 Cease Trade Orders, Bankruptcies, Penalties Or Sanctions	N/A
	10.3 Conflicts Of Interest	N/A
Item 11.	Promoters	N/A
Item 12.	Legal Proceedings and Regulatory Actions
	12.1 Legal Proceedings	54
	12.2 Regulatory Actions	54
Item 13.	Interest of Management and Others in Material Transactions	58-59
Item 14.	Transfer Agents and Registrars	172

Thomson Reuters Annual Report 2018

		Page/Document
Item 15.	Material Contracts	173-177
Item 16.	Interest of Experts
	16.1 Names Of Experts	179
	16.2 Interests Of Experts	179
Item 17.	Additional Information	179
Item 18.	Additional Disclosure for Companies Not Sending Information Circulars	N/A

Form 40-F Cross Reference Table

Page/Document
Annual Information Form	See AIF Table
Audited Annual Financial Statements	82-156
Management’s Discussion And Analysis	27-81
Disclosure Controls And Procedures	62
Internal Control Over Financial Reporting
a. Changes In Internal Controls Over Financial Reporting	62
b. Management’s Report On Internal Control Over Financial Reporting	82
c. Independent Auditor’s Report On Internal Control Over Financial Reporting	83-84
Notice Pursuant To Regulation BTR	N/A
Audit Committee Financial Expert	162, 164
Code Of Ethics	166
Principal Accountant Fees And Services	163-164
Off-Balance Sheet Arrangements	53
Tabular Disclosure Of Contractual Obligations	53
Identification Of The Audit Committee	162

THOMSON REUTERS 333 Bay Street, Suite 400 Toronto, Ontario M5H 2R2 Canada tel: +1 416 687 7500 www.thomsonreuters.com